                      IN THE UNITED STATES BANKRUPTCY COURT
                      FOR THE EASTERN DISTRICT OF VIRGINIA
                                RICHMOND DIVISION






                                        )       Chapter 11 Cases
In re:                                  )
                                        )       Case No. 01- 61119 (DHA)
AMF BOWLING WORLDWIDE, INC., et al.,    )
                             -- ---     )
Debtors.                                )       Jointly Administered
                                        )




                            DISCLOSURE STATEMENT FOR
              DEBTORS' SECOND AMENDED JOINT PLAN OF REORGANIZATION
              ----------------------------------------------------





                                November 7, 2001





       Willkie Farr & Gallagher                      McGuireWoods LLP
          787 Seventh Avenue                         One James Center
     New York, New York 10019-6099                 901 East Cary Street
            (212) 728-8000                       Richmond, Virginia 23219
                                                      (804) 775-1000

     Co-Counsel to the Debtors and            Co-Counsel to the Debtors and
         Debtors in Possession                    Debtors in Possession





        The deadline by which each holder of an Impaired Claim must cast a properly completed and delivered ballot for its vote to
           accept or reject the Plan to be counted is January 4, 2002, at 5:00 p.m. (Eastern time), unless extended.

                                IMPORTANT NOTICE
                                ----------------

     This Disclosure Statement and its related documents are the only documents authorized by the Bankruptcy Court to be used in connection with the solicitation of votes to accept the Plan. No representations have been authorized by the Bankruptcy Court concerning the Debtors, their business operations or the value of their assets, except as explicitly set forth in this Disclosure Statement.

     Please refer to the Glossary and the Plan (or, where indicated, certain motions filed with the Bankruptcy Court) for definitions of the capitalized terms used in this Disclosure Statement.

     The Debtors reserve the right to file an amended Plan and Disclosure Statement from time to time. The Debtors urge you to read this Disclosure Statement carefully for a discussion of voting instructions, recovery information, classification of claims, the history of the Debtors and the Reorganization Cases, the Debtors' businesses, properties and results of operations, historical and projected financial results and a summary and analysis of the Plan.

     The Plan and this Disclosure Statement have not been required to be prepared in accordance with federal or state securities laws or other applicable nonbankruptcy law. This Disclosure Statement has been approved by the Bankruptcy Court as containing "adequate information;" however, such approval does not constitute endorsement of the Plan or Disclosure Statement by the Bankruptcy Court and none of the Securities and Exchange Commission, any state securities commission or similar public, governmental or regulatory authority has approved this Disclosure Statement, the Plan or the securities offered under the Plan, or has passed on the accuracy or adequacy of the statements in this Disclosure Statement. Any representation to the contrary is a criminal offense. Persons trading in or otherwise purchasing, selling or transferring securities of the Debtors should evaluate the Plan in light of the purposes for which it was prepared.

     This Disclosure Statement contains only a summary of the Plan. This Disclosure Statement is not intended to replace the careful and detailed review and analysis of the Plan, only to aid and supplement such review. This Disclosure Statement is qualified in its entirety by reference to the Plan, the Plan Supplement and the exhibits attached thereto and the agreements and documents described therein. If there is a conflict between the Plan and this Disclosure Statement, the provisions of the Plan will govern. You are encouraged to review the full text of the Plan and Plan Supplement and to read carefully the entire Disclosure Statement, including all exhibits, before deciding how to vote with respect to the Plan.

     Except as otherwise indicated, the statements in this Disclosure Statement are made as of November 7, 2001 and the delivery of this Disclosure Statement will not, under any circumstances, imply that the information contained in this Disclosure Statement is correct at any time after November 7, 2001. Any estimates of claims or interests in this Disclosure Statement may vary from the final amounts of claims or interests allowed by the Bankruptcy Court.

     You should not construe this Disclosure Statement as providing any legal, business, financial or tax advice. You should, therefore, consult with your own legal, business, financial and tax advisors as to any such matters in connection with the Plan, the solicitation of votes on the Plan and the transactions contemplated by the Plan.

     As to contested matters, adversary proceedings and other actions or threatened actions, this Disclosure Statement is not, and is in no event to be construed as, an admission or stipulation. Instead, this Disclosure Statement is, and is for all purposes to be construed as, solely and exclusively a statement made in settlement negotiations.



                                                          TABLE OF CONTENTS
                                                          -----------------

                                                                                                                Page
                                                                                                                ----


GLOSSARY 1


I.       SUMMARY OF DISCLOSURE STATEMENT..........................................................................9

         A.     Purpose of this Disclosure Statement..............................................................9
         B.     Background of Reorganization Cases...............................................................11
         C.     Voting...........................................................................................11
         D.     Effects of Exit Financing on Distributions Under the Plan........................................16
         E.     Summary of Distributions to Be Made Under the Plan...............................................17
                1.     Summary of Classification and Treatment of Claims.........................................18
                2.     Summary of Distributions Under the Plan...................................................22
         F.     Confirmation Hearing.............................................................................34
         G.     Claims Represented by Book-Entry Positions with The Depository Trust Company--
                Senior Subordinated Note Claims..................................................................35
         H.     Cancellation of Existing Securities and Agreements...............................................35

II.      PRINCIPAL CHARACTERISTICS OF NEW AMF COMMON STOCK, NEW WARRANTS AND NEW AMF NOTES.......................36

         A.     New AMF Notes....................................................................................36
         B.     New AMF Common Stock.............................................................................37
         C.     New Warrants.....................................................................................38
         D.     Registration Rights Agreement....................................................................40
         E.     Summary of the Reorganized AMF Amended Certificate of Incorporation and By-Laws..................40

III.     IMPLEMENTATION OF THE PLAN..............................................................................41

         A.     New Securities and Exit Facility.................................................................41
         B.     Exit Facility....................................................................................42
                1.     Third Party Facility......................................................................42
                2.     Senior Lender Facility....................................................................42
         C.     Termination and Discharge of All Existing Debts, Claims and Equity Interests.....................43
         D.     Deemed Consolidation of Debtors..................................................................44
         E.     Corporate Organization of the Reorganized Company and Reorganized Debtors........................45
         F.     Market and Trading Information...................................................................47
         G.     Dividends........................................................................................47
         H.     Applicability of Federal and Other Securities Laws...............................................47
                1.     Initial Offer and Sale of Securities......................................................48
                2.     Subsequent Transfers Under Federal Securities Laws........................................49
                3.     Subsequent Transfers Under State Law......................................................51
         I.     Certain Transactions by Stockbrokers.............................................................51
         J.     Fractional Shares--Distribution of New AMF Common Stock and New Warrants.........................51
         K.     Treatment of Claims and Equity Interests.........................................................51
                1.     Generally.................................................................................51
                2.     Setoffs...................................................................................52
         L.     Conditions to Confirmation and Consummation......................................................52


                                                                  i



         M.     Treatment of Officers and Directors..............................................................53
         N.     Employee Incentive Program.......................................................................54
         O.     Release of Claims Against Representatives Under the Plan.........................................55
         P.     No Recourse With Respect to Disputed Claims......................................................55
         Q.     Injunction.......................................................................................56
         R.     Release of Liens.................................................................................57
         S.     Discharge of Debtors.............................................................................57
         T.     Treatment of Executory Contracts and Unexpired Leases............................................58
                1.     General Treatment.........................................................................58
                2.     Cure of Defaults..........................................................................58
                3.     Rejection Claims..........................................................................59
                4.     Employment Agreement for the Chief Executive Officer of Reorganized AMF...................59
         U.     Exculpation......................................................................................59

IV.      RISK FACTORS............................................................................................60


V.       CONFIRMATION OF THE PLAN................................................................................68

         A.     Confirmation Generally...........................................................................68
         B.     Voting Procedures and Standards..................................................................69
         C.     Acceptance.......................................................................................69
         D.     Confirmation and Consummation....................................................................70
                1.     Best Interests of Holders of Claims and Interests.........................................71
                2.     Financial Feasibility.....................................................................72
                3.     Cram Down.................................................................................72
                4.     Classification of Claims and Interests....................................................74

VI.      CERTAIN EFFECTS OF THE PLAN.............................................................................74

         A.     Reorganized AMF..................................................................................74
         B.     Financial Projections and Valuation Analysis.....................................................75
         C.     The Role of the Creditors' Committee.............................................................77
         D.     Post-Confirmation Jurisdiction of the Bankruptcy Court...........................................78

VII.     HISTORICAL INFORMATION..................................................................................79

         A.     Business and Significant Recent Events...........................................................79
         B.     Events Leading to Chapter 11 and the Need to Reorganize..........................................81
         C.     Relationship Between BINC and WINC...............................................................83

VIII.    THE CASES...............................................................................................84

         A.     Continuation of Business After the Commencement Date.............................................84
                1.     Board of Directors........................................................................84
                2.     Management................................................................................84
                3.     Stabilizing Operations....................................................................85
                4.     First Day Motions.........................................................................85
                5.     Retention and Severance Programs..........................................................90
                6.     Senior Executive Employment Agreements....................................................91
                7.     Cash Management Motion....................................................................91


                                                                 ii



         B.     Case Administration..............................................................................92
                1.     Bar Date..................................................................................92
                2.     Exclusivity...............................................................................92
                3.     Schedules and Statement of Financial Affairs..............................................92
                4.     Information and Estimates.................................................................93
                5.     Preferences and Fraudulent Conveyances....................................................93
                6.     Representation of the Debtor..............................................................94
                7.     Representation of Other Parties in Interest...............................................94

IX.      CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES............................................................95

         A.     Tax Consequences to Creditors....................................................................95
                1.     General...................................................................................95
                2.     Treatment of Certain Creditors............................................................98
         B.     Tax Consequences to Equity Holders...............................................................99
         C.     Tax Consequences to the Debtors..................................................................99
                1.     Cancellation of Debt......................................................................99
                2.     Effects on Net Operating Loss Carryforwards and Other Tax Attributes......................99

X.       PROCEDURES FOR DISTRIBUTIONS UNDER THE PLAN............................................................100

         A.     Distribution Record Date........................................................................100
         B.     Disbursing Agent................................................................................101
         C.     Date of Distributions...........................................................................101
         D.     Distributions to Classes 2, 4 and 6.............................................................101
         E.     Distribution to Class 5.........................................................................102
         F.     Surrender of Instruments........................................................................102
         G.     Unclaimed Distributions.........................................................................102
         H.     Treatment of Disputed, Contingent and Unliquidated Claims.......................................103
                1.     Characterization of Disputed Claims......................................................103
                2.     Resolution of Contested Claims...........................................................103

XI.      ADDITIONAL INFORMATION.................................................................................103


XII.     CONCLUSION.............................................................................................104


                                                                iii

INDEX OF EXHIBITS

EXHIBIT A       Plan of Reorganization
EXHIBIT B       Non-Debtor Subsidiaries
EXHIBIT C       Members of Creditors' Committee
EXHIBIT D       Financial Projections
EXHIBIT E       Liquidation Analysis
EXHIBIT F       Reorganized Debtors

                                    GLOSSARY

     The following terms are used in the Disclosure Statement and the Plan. When used in this Disclosure Statement, these terms have the meanings assigned to them in the table unless otherwise indicated. Please see the Plan (or, where indicated, certain other motions filed with the Bankruptcy Court) for the definitions of other capitalized terms used in this Disclosure Statement.

Administrative                any right to payment constituting a cost or
Expense Claim                 expense of administration of any of the
                              Reorganization Cases (other than a Fee Claim) allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving one or more of the Debtors' Estates, any actual and necessary costs and expenses of operating one or more of the Debtors' businesses, and any fees or charges assessed against one or more of the Estates of the Debtors under section
                              1930 of chapter 123 of title 28 of the United
                              States Code.

Allowed                       with reference to any Claim (a) subject to section
                              13.3 of the Plan, any Claim against any Debtor which has been listed by such Debtor in the Schedules as liquidated in amount and not disputed or contingent and for which no contrary or inconsistent proof of claim has been filed; (b) any timely filed Claim (i) as to which no objection to allowance has been interposed prior to the deadline by which such objections must be filed in accordance with section 7.1 of the Plan or such other applicable period of limitation fixed by the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court and as to which such deadline has expired, or (ii) as to which an objection has been filed and not withdrawn and such objection has been determined by a Final Order (but only to the extent such objection has been overruled); (c) any Claim which is not a Disputed Claim; or (d) any Claim allowed under the Plan. Unless otherwise specified herein or by order of the Bankruptcy Court, Allowed Claims (including Allowed Administrative Expense Claims) will not, for any purpose under the Plan, include interest on such Administrative Expense Claims or Claims on or after the Commencement Date.

AMF Affiliate                 a direct or indirect non-debtor subsidiary of WINC
                              that is incorporated in a jurisdiction other than a state or commonwealth of the United States.

AMF Affiliate Claim           any Claim (other than an Other Secured Claim) held
                              by an AMF Affiliate against a Debtor in respect of an intercompany loan, advance or transfer.

Bankruptcy Code               title 11 of the United States Code, as amended
                              from time to time, as applicable to the
                              Reorganization Cases.

Bankruptcy Court              the United States Bankruptcy Court for the Eastern
                              District of Virginia, Richmond Division, or any other court exercising competent jurisdiction over the Reorganization Cases or any proceeding therein.

BINC                          AMF Bowling, Inc.

Business Day                  any day other than a Saturday, a Sunday, or any
                              other day on which banking institutions in New
                              York, New York are required or authorized to close by law or executive order.

Cash legal tender of the United States of America or a cash equivalent.

Catch-up Distribution         with respect to each holder of an Allowed Claim in
                              Class 4 or 6, the difference, as of the date calculated, between (i) the number of New Warrants such holder would have received if all Disputed
                              Claims in such Class had been resolved on the Effective Date in the amount such Disputed Claims have been resolved for as of such calculation date and (ii) the aggregate number of New Warrants previously received by such holder

Claim, claim                  mean "claim", as defined in section 101(5) of the
                              Bankruptcy Code. Under section 101(5), a "claim" is any:

                                 o        right to payment, whether or
                                          not such right is reduced to judgment,
                                          liquidated, unliquidated, fixed,
                                          contingent, matured, unmatured,
                                          disputed, undisputed, legal,
                                          equitable, secured or unsecured; or

                                 o        right to an equitable remedy
                                          for breach of performance if such
                                          breach gives rise to a right to
                                          payment, whether or not such right to
                                          an equitable remedy is reduced to
                                          judgment, fixed, contingent, matured,
                                          unmatured, disputed, undisputed,
                                          secured or unsecured.

Class any group of Claims or Equity Interests classified by the Plan as belonging to a single particular class pursuant to section 1123(a)(1) of the Bankruptcy Code.

Class 4 Distribution          the amount of New Warrants to be allocated for
                              payment of Class 4 Claims, which amount shall be determined by multiplying the Ratable Class 4
                              Portion by the number of New Warrants.

Class 5 Distribution          the amount of New Warrants to be allocated for
                              payment of Class 5 Claims, which amount shall be determined by multiplying the Ratable Class 5
                              Portion by the number of New Warrants.

Class 6 Distribution          the amount of New Warrants to be allocated for
                              payment of Class 6 Claims, which amount shall be determined by multiplying the Ratable Class 6
                              Portion by the number of New Warrants.

Combination Transaction       See Section III.E. "Corporate Organization of the
                              Reorganized Company and Reorganized Debtors."

Commencement Date             July 2, 2001

Confirmation Date             the date on which the Clerk of the Bankruptcy
                              Court enters the Confirmation Order on the docket.

Confirmation Order            the order of the Bankruptcy Court confirming the
                              Plan of Reorganization pursuant to section 1129 of the Bankruptcy Code.

Consolidation Order           an order of the Bankruptcy Court (which may be the
                              Confirmation Order) approving the consolidation of the Estates for purposes of the Plan.

Creditors' Committee          the statutory committee of unsecured creditors
                              appointed in the Reorganization Cases in accordance with section 1102 of the Bankruptcy
                              Code, as the same may be reconstituted from time to time.

Debtors AMF Bowling Worldwide, Inc., AMF Group Holdings Inc., AMF Bowling Holdings Inc., AMF Bowling Products, Inc., AMF Bowling Centers Holdings Inc., AMF Worldwide Bowling Centers Holdings Inc., AMF Bowling Centers, Inc., AMF Beverage Company of Oregon, Inc., AMF Beverage Company of W. Va., Inc., Bush River Corporation, King Louie Lenexa, Inc., 300, Inc., American Recreation Centers, Inc., Michael Jordan Golf Company, Inc., MJG - O'Hare, Inc., AMF Bowling Centers (Aust.) International Inc., AMF Bowling Centers (Hong
                              Kong) International Inc., AMF Bowling Centers International Inc., AMF BCO-UK One, Inc., AMF BCO-UK Two, Inc., AMF BCO-France One, Inc., AMF BCO-France Two, Inc., AMF Bowling Centers Spain Inc., AMF Bowling Mexico Holding, Inc., and Boliches AMF, Inc.

DIP Facility                  that certain Senior Secured Priming
                              Debtor-In-Possession Credit Agreement, dated July
                              5, 2001, among WINC, certain guarantors, including
                              Holdings, and Citibank, N.A., as administrative agent, for a group of lenders, as may be amended from time to time.

DIP Lender Claim              an Allowed Claim of a DIP Lender in respect of the
                              obligations of the Debtors arising under the DIP
                              Facility or the DIP Order.

DIP Order                     that certain Final Order (I) Authorizing
                              Post-Petition Secured Superpriority Financing
                              Pursuant to Sections 105(a), 362, 364(c)(1),
                              364(c)(2), 364(c)(3) and 364(d) of the Bankruptcy
                              Code, (II) Authorizing the Debtors' Use of Cash
                              Collateral Pursuant to Section 363(c) of the
                              Bankruptcy Code, and (III) Granting Adequate
                              Protection Pursuant to Sections 361, 363 and 364 of the Bankruptcy Code, dated August 8, 2001.

DIP Refinancing Amount        the amount of Cash necessary to pay all
                              outstanding obligations under the DIP Facility pursuant to section 2.5 of the Plan.

Disclosure Statement          this Disclosure Statement that relates to the Plan
                              of Reorganization, as such Disclosure Statement may be amended, modified, or supplemented
                              (including all exhibits and schedules annexed hereto or referred to herein).

Disputed Claim                any Claim that is not an Allowed Claim as of the
                              relevant date.

Distribution Record Date      the Confirmation Date or such other date as shall
                              be established by the Bankruptcy Court in the Confirmation Order.

EBITDA earnings before interest expense, income tax provision, depreciation and amortization, non-recurring and restructuring- related expenses and non-cash charges that the Debtors' management believe to be non-recurring.

Effective Date                the first Business Day on or after the
                              Confirmation Date specified by the Debtors on which: (a) no stay of the Confirmation Order is in effect; and (b) all conditions to the effectiveness of the Plan specified in section
                              10.1 of the Plan have been satisfied or waived.

Enterprise Value              the enterprise value assumed for the Reorganized
                              Company solely for purposes of implementing the Plan.

Equity Interest               the interest of any holder of an equity security
                              of any of the Debtors, whether or not represented by any issued and outstanding shares of common or preferred stock or other instrument evidencing a present ownership interest in any of the Debtors, whether or not transferable, or any option, warrant, or right, contractual or otherwise, to acquire any such interest.

Estates the estates created in the Reorganization Cases in accordance with section 541 of the Bankruptcy Code.

Estimation Order              one or more orders of the Bankruptcy Court that
                              (a) estimates the maximum dollar amount of Allowed and Disputed Claims, inclusive of contingent and/or unliquidated Claims in a particular Class,
                              (b) determines and fixes the Tort Claims Estimate, and / or (c) sets the amount of any particular
                              Claim for final allowance purposes pursuant to sections 105 and 502(c) of the Bankruptcy Code, including, without limitation, the Confirmation
                              Order to the extent that the Confirmation Order grants the same relief that otherwise would have been granted in a separate Estimation Order.

Exit Facility                 either (a) the Third Party Facility or (b) the
                              Senior Lender Facility, as set forth in a notice filed with the Bankruptcy Court prior to the date that is 23 days prior to the Confirmation Hearing.

Fee Claim                     a Claim for compensation, indemnification or
                              reimbursement of expenses pursuant to sections
                              327, 328, 330, 331 or 503(b) of the Bankruptcy
                              Code in connection with the Reorganization Cases.

Final Order                   an order or judgment of the Bankruptcy Court
                              entered by the Clerk of the Bankruptcy Court on the docket in the Reorganization Cases, (a) which has not been reversed, vacated, or stayed, and as to which the time to appeal, petition for certiorari or move for a new trial, reargument, or rehearing has expired; or (b) which, if an appeal, writ of certiorari, new trial, reargument, or rehearing thereof has been sought, (i) such order or judgment of the Bankruptcy Court shall not have been stayed, or the stay has been terminated, or
                              (ii) such order or judgment, if stayed, shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument or rehearing shall have expired; provided, however, that the filing of or the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Federal Rules, may be filed relating to such order or judgment shall not cause such order or judgment not to be a Final
                              Order.

Holdings                      AMF Group Holdings Inc.

Interdebtor Claim             any Claim held by a Debtor against another Debtor.

New AMF Common Stock          the common stock of Reorganized AMF, par value
                              $0.01 per share, to be authorized under the Amended Certificate of Incorporation.

New AMF Notes                 the 13% Senior Subordinated Notes due 2008 having
                              an aggregate principal amount equal to
                              $150,000,000, authorized and issued by Reorganized
                              AMF on the Effective Date, the terms of which shall be governed by the New Senior Subordinated
                              Note Indenture, which shall be in form and substance reasonably satisfactory to the Senior
                              Lender Steering Committee and substantially in the form contained in the Plan Supplement.

New Management Options        seven year options to purchase up to 12 percent of
                              the fully-diluted New AMF Common Stock issued under the Plan, giving effect to the shares that will be issued upon exercise of such options and upon exercise of the New Warrants.

New Senior Subordinated       that certain Indenture, dated as of the Effective
 Note Indenture               Date, between Reorganized AMF and the trustee
                              thereunder, which shall be in form and substance reasonably satisfactory to the Senior Lender
                              Steering Committee and shall be substantially in the form contained in the Plan Supplement, relating to and governing the issuance of the New
                              AMF Notes.

New Warrant Agreement         that certain Warrant Agreement, dated as of the
                              Effective Date, which shall be in form and substance reasonably satisfactory to the Senior
                              Lender Steering Committee and shall be
                              substantially in the form contained in the Plan
                              Supplement.

New Warrants                  those warrants, which shall be in form and
                              substance reasonably satisfactory to the Senior
                              Lender Steering Committee and shall be
                              substantially in the form contained in the Plan
                              Supplement, to purchase shares of the New AMF
                              Common Stock, together representing 12 percent of the fully-diluted shares of New AMF Common Stock issued under the Plan, giving effect to the shares that will be issued upon exercise of the New
                              Warrants (but without giving effect to the exercise of the New Management Options).

Other Secured Claim           any Secured Claim against any of the Debtors not
                              constituting a Senior Lender Claim.

Other Secured Claim Note      a secured promissory note which shall provide for
                              amortization over a period not to exceed 6 years on a straight line basis, in quarterly installments, bearing interest at the rate required by applicable law as determined by the Bankruptcy Court at the Confirmation Hearing in connection with the Allowance of such Claim or as otherwise agreed to by such holder and the applicable Debtor, which note shall be secured by either the existing collateral or property at least equal to the value of the existing collateral.

Other Secured Claim Loan      the documents (other than the Other Secured Claim
Agreement                     Note) to be executed, delivered, assumed, and/or
                              performed in conjunction with the consummation of the Other Secured Claim Note.

Plan the second amended joint chapter 11 plan of reorganization to which this Disclosure Statement relates, including, without limitation, the exhibits and schedules thereto, as the same may be amended or modified from time to time in accordance with the provisions of the Bankruptcy Code and the terms of the Plan.

Plan Documents                the documents (other than the Plan) to be
                              executed, delivered, assumed, and/or performed in conjunction with the consummation of the Plan on the Effective Date, including, but not limited to,
                              (a) the Amended By-laws, (b) the Amended
                              Certificate of Incorporation, (c) the New Senior
                              Subordinated Note Indenture, including the form of New AMF Note, (d) the Registration Rights
                              Agreement, (e) the New Warrant Agreement, (f) the
                              New Employment Agreement (g) the Exit Facility,
                              (h) the New Management Incentive Plan and (i) forms of the Other Secured Note and Other Secured
                              Claim Loan Agreement.

Plan Securities               collectively, the New AMF Notes, the New Warrants,
                              the Senior Lender Facility Notes, the New AMF
                              Common Stock, and the New AMF Common Stock issuable upon the exercise of the New Warrants.

Plan Supplement               the supplemental appendix to the Plan filed on or
                              before the date that is 23 days prior to the Confirmation Hearing that will contain the commitment letter for the Exit Facility, draft forms of those Plan Documents that are listed on a schedule annexed as Exhibit B to the Plan, which Plan Documents will be entered into as of the Effective Date.

Priority Tax Claim            any Claim of a governmental unit against one or
                              more of the Debtors of the kind entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code.

Projections                   the projected financial information contained in
                              this Disclosure Statement relating to the Reorganized Debtors.

Reorganization Cases          the jointly administered cases under chapter 11 of
                              the Bankruptcy Code commenced by the Debtors on July 2, 2001 in the Bankruptcy Court and styled In re: AMF Bowling Worldwide, Inc., et al., 01-61119
                              (DHA).

Reorganized AMF               AMF Bowling Worldwide, Inc., on or after the
                              Effective Date.

Reorganized Company           the Reorganized Debtors and each of their
                              non-Debtor subsidiaries.

Reorganized Debtors           each of the Debtors listed on Exhibit A to the
                              Plan (or such other schedule filed prior to the Effective Date) on and after the Effective Date.

Representative                except for BINC, any officer, director, agent,
                              financial advisor, attorney, professional, accountant, employee or controlling shareholder
                              (direct or indirect) of a Debtor, in each case, solely in their capacity as such, serving or holding interests on or after January 1, 2001.

Secured Claim                 a Claim that is secured by a lien on property in
                              which any or all of the Estates have an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder's interest in the Estates' interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, provided, however, that solely for the purposes of treatment under the Plan, a Secured Claim shall not include a Senior
                              Subordinated Note Claim or Interdebtor Claim.

Senior Lender Agreements      that certain Fourth Amended and Restated Credit
                              Agreement, dated as of June 14, 1999, as amended, among AMF Bowling Worldwide, Inc. and the Initial
                              Lenders and Initial Issuing Banks and Goldman
                              Sachs Credit Partners L.P. and Citicorp
                              Securities, Inc., as arrangers, and Goldman Sachs
                              Credit Partners L.P., as syndication agent, and Citibank, N.A., as administrative agent, and Citicorp USA, Inc., as collateral agent, and any of the other documents and instruments relating thereto.

Senior Lender Cash Payment    (a) in the event the Senior Lender Facility is
                              consummated, $0; and (b) in the event the Third
                              Party Facility is consummated, an amount of Cash equal to $300,000,000 minus the sum of : (i) the amounts, if any, necessary to satisfy the Reorganized Company's minimum cash requirements of $12,000,000 on or after the Effective Date; (ii) the amounts necessary to pay Allowed Claims (other than Senior Lender Claims) under the Plan, to the extent such Allowed Claims are to be paid in Cash pursuant to the Plan, including, but not limited to, the DIP Refinancing Amount and the Senior
                              Lender Origination Fee; and (iii) amounts to be reserved in respect of items (i) and (ii) hereof.

Senior Lender Claim           (a) a Claim against any of the Debtors based on
                              the Senior Lender Agreements, including, without limitation, accrued interest (including any applicable default rate), minus (b) all cash payments made by the Debtors to the holders of such Claims on or after the Commencement Date with respect thereto, including, without limitation, any Claims of the Senior Lenders that are converted to administrative expense status pursuant to any Order of the Bankruptcy Court approving the provision of adequate protection to the Senior Lenders.

Senior Lender Distribution    (a) the Senior Lender Cash Payment; (b) 10,000,000
                              shares of New AMF Common Stock; (c) the Senior
                              Lender Facility Notes; plus (d) the New AMF Notes.

Senior Lender Facility        a credit facility, which consists of the Senior
                              Lender Term Loan Facility and the Senior Lender
                              Revolving Facility, which may be entered into as of the Effective Date in accordance with the Plan, by and among certain parties, including one or more of the Reorganized Debtors, certain of the Senior Lenders and a syndicate of banks, financial institutions and other accredited investors, and which contains those terms set forth in the Plan
                              Supplement.

Senior Lender Facility        in the event the Senior Lender Facility is
Notes                         consummated, the notes issued and distributed to
                              the Senior Lenders in connection with the Senior
                              Lender Term Loan Facility.

Senior Lender Origination     the origination fees due to the Senior Lenders in
Fee                           an amount equal to 2 percent of (a) the principal
                              amount of the New AMF Notes and (b) to the extent the Senior Lender Facility is consummated, the principal amount of the Senior Lender Term Loan
                              Facility.

Senior Lender Revolving       a revolving credit facility of up to $90,000,000.
Facility

Senior Lenders                Citibank, N.A., and the other lenders who are a
                              party to the Senior Lender Agreements, solely in their capacity as such.

Senior Lender Steering        those certain Senior Lenders that Citibank, N.A.,
Committee                     in its capacity as administrative agent under the
                              Senior Lender Agreements, appoints to serve as members of that certain steering committee of Senior Lenders, as may be reconstituted from time to time.

Senior Lender Term Loan       the Senior Lender Tranche A Facility and Senior
Facility                      Lender Tranche B Facility, which each shall be
                              provided pursuant to the Senior Lender Facility.

Senior Lender Tranche A       a term loan facility of $100,000,000 minus the sum
Facility                      of : (a) the amounts, if any, necessary
                              to satisfy the Reorganized Company's minimum cash requirements of $12,000,000 on or after the Effective Date; (b) amounts necessary to pay
                              Allowed Claims (other than Senior Lender Claims) under the Plan, to the extent such Allowed Claims are to be paid in Cash pursuant to the Plan, including, but not limited to, the DIP Refinancing
                              Amount and the Senior Lender Origination Fee; and
                              (c) amounts to be reserved in respect of items (a) and (b) hereof.

Senior Lender Tranche B       a term loan facility of up to $200,000,000.
Facility

Senior Subordinated Note      a Claim against the Debtors for an amount due
Claim                         under or in connection with the Senior
                              Subordinated Notes.

Senior Subordinated Notes     the 10-7/8% Series A and Series B Senior
                              Subordinated Notes due 2006 and the 12-1/4% Series
                              A and Series B Senior Subordinated Discount Notes due 2006 issued by WINC.

Subsidiary Debtors            each of the Debtors except for WINC and Holdings.

Third Party Facility          a credit facility, in an amount not less than
                              $350,000,000, of which not less than $300,000,000
                              would be available to pay the DIP Refinancing
                              Amount, Allowed Administrative Claims, Allowed Fee
                              Claims, the Senior Lender Cash Payment, and such other Cash amounts as required to be paid under the Plan, entered into as of the Effective Date, by and among certain parties, including one or more of the Reorganized Debtors, certain third party lenders and a syndicate of banks, financial institutions and other accredited investors, and which contains those terms, which are reasonably satisfactory to the Senior Lender Steering
                              Committee.

Tort Claim                    any Claim (including punitive damage claims to the
                              extent permitted by the Bankruptcy Court and not otherwise subordinated under applicable law), which arose prior to the Commencement Date, related to personal injury, property damage, products liability, wrongful death, or any other similar Claims against any of the Debtors arising in tort, including, without limitation, any such Claims, or portions thereof, which are Insured
                              Claims. Unless otherwise ordered by the Bankruptcy
                              Court, Tort Claims shall not include any Claim settled, allowed or disallowed pursuant to the ADR
                              Procedures.

Tort Claims Estimate          the amount estimated, pursuant to the Estimation
                              Order, to be the maximum aggregate amount of all Allowed Tort Claims minus the portion thereof that are estimated therein to be Allowed Insured
                              Claims.

Tort Claims Reserve           the Ratable Class 5 Portion of the New Warrants,
                              which are reserved for issuance for, inter alia, the payment of Tort Claims that become Allowed
                              Claims after the Effective Date, to the extent such Claims are not Insured Claims.

Unsecured Claim               any Claim against any of the Debtors other than an
                              Other Secured Claim, Senior Lender Claim, AMF
                              Affiliate Claim, Administrative Expense Claim,
                              Priority Tax Claim, Priority Non-Tax Claim, Fee
                              Claim, Senior Subordinated Note Claim, Interdebtor
                              Claim, Tort Claim, Existing Securities Law Claim, or 510(c) Claim.

Unsecured Claim Total         the sum of, without duplication, the aggregate
                              amount of all Allowed Claims in Classes 4 and 6, plus the Tort Claims Estimate, plus the aggregate of all Claims in Classes 4 and 6 as set forth in the Estimation Order (except to the extent that such Claims have been expunged or otherwise disallowed).

Voting Agent                  Bankruptcy Services LLC, as voting agent in
                              connection with voting by holders of Claims to accept or reject the Plan.

Voting Classes                a Class that is Impaired under the Plan and that
                              is not deemed to have rejected the Plan.

Voting Procedures Order       an order of the Bankruptcy Court that sets which
                              Claims may vote on the Plan and designates the form of ballot to be used by each Voting Class.

WINC                          AMF Bowling Worldwide, Inc., prior to the
                              Effective Date.

                       I. SUMMARY OF DISCLOSURE STATEMENT

     A. Purpose of this Disclosure Statement

     The purpose of this Disclosure Statement is to provide holders of Claims that are entitled to vote on the Plan with sufficient information to allow them to make an informed decision on whether to accept or reject the Plan. The Debtors are debtors in cases under chapter 11 of the Bankruptcy Code and are soliciting votes to accept or reject the Plan. The overall purpose of the Plan is to provide for the restructuring of the Debtors' liabilities in a manner designed to maximize recoveries to all stakeholders and to enhance the financial viability of the Reorganized Company. A copy of the Plan is attached as Exhibit A to this Disclosure Statement. Except as otherwise indicated in this Disclosure Statement, please refer to the Glossary and the Plan for definitions of capitalized terms used in this Disclosure Statement.

                             Non-Debtor Subsidiaries

               The Debtors' foreign subsidiaries and certain of their domestic subsidiaries are not Debtors in the Reorganization Cases and are not in bankruptcy. These subsidiaries are listed in Exhibit B attached to this Disclosure Statement and are referred to as the "Non-Debtor Subsidiaries." Debt and equity interests issued by, and claims against, the Non-Debtor Subsidiaries are not directly affected by the commencement of the Reorganization Cases and are not entitled to vote on the Plan.

     This Disclosure Statement:

     o describes how Claims against and Equity Interests in the Debtors will be treated under the Plan (section I.E., "Summary of Distributions to Be Made Under the Plan") and the terms of the securities to be issued under the Plan (section II, "Principal Characteristics of New AMF Common Stock, New Warrants and New AMF Notes");

     o explains how to vote on the Plan and who is entitled to vote (section I.C., "Voting");

     o estimates the recoveries for holders of Claims and Equity Interests (section I.E., "Summary of Distributions to Be Made Under the Plan");

     o provides certain financial information about the Reorganized Company, including operating and financial projections through fiscal 2005 for the Reorganized Company (section VI.B., "Financial Projections and Valuation Analysis" and Exhibit D);

     o gives estimated enterprise valuations of the Reorganized Company (section VI.B., "Financial Projections and Valuation Analysis" and Exhibit D);

     o    presents a liquidation analysis of the Debtors (Exhibit E);

     o explains certain legal and practical aspects of implementation of the Plan (section III, "Implementation of the Plan");

     o notes certain risk factors that creditors should consider before voting (section IV, "Risk Factors");

     o discusses the procedure for confirming the Plan (section V, "Confirmation of the Plan");

     o describes how Reorganized AMF will be governed when the Plan becomes effective (section VI.A., "Reorganized AMF");

     o discusses the businesses of the Debtors and the reasons they commenced their Reorganization Cases (section VII, "Historical Information");

     o summarizes significant events that have occurred in the Reorganization Cases (section VIII, "The Cases");

     o explains how distributions under the Plan will be made and the manner in which disputed claims will be resolved (section X, "Procedures for Distributions Under the Plan"); and

     o summarizes certain federal tax considerations (section IX, "Certain U.S. Federal Income Tax Consequences").

                            Treatment of BINC and its
                    relationship to the Reorganization Cases

               BINC is not a Debtor in the Reorganization Cases, is not a proponent of the Plan and will receive no distribution under the Plan with respect to its Equity Interest in Holdings. For more information on the rights of BINC as a stockholder in Holdings, see section I.E.2., "Summary of Distributions Under the
               Plan."


     The Plan Supplement will contain the following Plan Documents in substantially the form to be entered into in connection with the implementation of the Plan: (a) the Amended By-laws of Reorganized AMF, (b) the Amended Certificate of Incorporation of Reorganized AMF, (c) the New Senior Subordinated
Note Indenture, (d) the form of New AMF Note; (e) the Registration Rights Agreement, (f) the New Warrant Agreement, including the form of New Warrant; (g) a commitment letter relating to the Exit Facility; (h) the New Management Incentive Plan; (i) a form of employment agreement for the chief executive officer of Reorganized AMF; and (j) the forms of the Other Secured Note and Other Secured Claim Loan Agreement. The Plan Supplement is expected to also contain the WINC Form 10-Q relating to the periods ended September 30, 2001 (which WINC currently expects to file on or before December 15, 2001) and a schedule setting forth the Combination Transactions (as defined in Section III.E. of this Disclosure Statement, "Corporate Organization of the Reorganized Company and Reorganized Debtors") that are contemplated by the Debtors. After it has been filed, you may obtain a copy of the Plan Supplement by mailing a written request to Bankruptcy Services LLC, 70 East 55th Street, 6th Floor, New York, NY 10022. The Plan Supplement will be available on or before the date occurring 23 days prior to the Confirmation Hearing. All Plan Documents will be subject to revision and modification prior to the Effective Date. This may result in material changes to the terms of the Plan Documents.

     Additional financial and other information about WINC and the other Debtors can be found in WINC's Form 10-K for the fiscal year ended December 31, 2000, its Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and its other filings from time to time with the Securities and Exchange Commission (the "Commission" or the "SEC"), each of which is incorporated in this Disclosure Statement by reference. The financial results of the Debtors' third quarter ended September 30, 2001 will be reported in a Form 10-Q that WINC currently expects to file on or before December 15, 2001. Copies of WINC's SEC filings may be obtained over the Internet at www.sec.gov.

     B. Background of Reorganization Cases

     On the Commencement Date, the Debtors each filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code. Since the Commencement Date, the Debtors have continued to manage their businesses and affairs in the ordinary course as debtors in possession under chapter 11 of the Bankruptcy Code, subject to the control and supervision of the Bankruptcy Court.

     On July 17, 2001, the United States Trustee for the Eastern District of Virginia appointed the Creditors' Committee, an official committee of unsecured creditors consisting of the persons listed in Exhibit C attached hereto, to represent the interests of the Debtors' unsecured creditors in the Reorganization Cases. An informal committee (the "Informal Committee") of holders of the Senior Subordinated Notes was formed prior to the Commencement Date and was active before the formation of the Creditors' Committee. The Senior Lender Steering Committee, consisting of a core group of the Debtors' senior secured lenders, was also formed before the Commencement Date.

     On August 31, 2001, the Debtors filed the Plan and Disclosure Statement with the Bankruptcy Court under Chapter 11 of the Bankruptcy Code. On October 4, 2001 and November 7, 2001, the Debtors filed amended versions of the Plan and Disclosure Statement with the Bankruptcy Court. A hearing was held on November 8, 2001 at which time further modifications were made to the Disclosure Statement to resolve certain objections and to reflect technical or conforming changes to the Plan. Following this hearing, the Bankruptcy Court approved this Disclosure Statement as containing "adequate information" under the Bankruptcy Code.

     C. Voting

     Each holder of a Claim of a Class that is "Impaired" under the Plan, but is not deemed to have rejected the Plan, will receive this Disclosure Statement, the Plan, the Voting Procedures Order, notice of the hearing on confirmation of the Plan (the "Confirmation Hearing"), and a ballot for accepting or rejecting the Plan. Any holder of a Claim or Equity Interest whose legal, contractual or equitable rights are altered, modified or changed by the proposed treatment under the Plan, or whose treatment under the Plan is not provided for in section 1124 of the Bankruptcy Code, is considered "Impaired." Each holder of a Claim of a Class that is deemed to accept or reject the Plan will receive the Voting Procedures Order, notice of the Confirmation Hearing and a notice of non-voting status in the form approved by the Bankruptcy Court, but will not receive a ballot and will not be eligible to vote on the Plan. Holders of Claims of a Class deemed to accept the Plan will not receive copies of the Plan, the Disclosure Statement or the Plan Supplement, but may obtain copies of these documents by mailing a written request for such materials to the Voting Agent. Holders of Claims in Impaired Classes may also receive a copy of the Plan Supplement after it has been filed by mailing a written request to the Voting Agent.

            Which Classes of Claims are Entitled to Vote on the Plan?

               Classes of Claims are entitled to vote on the Plan as follows:

               o    Claims in Classes 1C, 2, 3, 4, 5, 6 and 8 are
                    Impaired and entitled to vote on the Plan.

               o Claims in Classes 1A and 1B are Unimpaired under the Plan, are deemed to have accepted the Plan and will not be entitled to vote on the Plan.

               o    Claims in Classes 7, 10 and 11, and Equity
                    Interests in Class 9, will receive no distribution under the Plan, are deemed to have rejected the Plan and will not be entitled to vote on the Plan.

     For a description of the Classes of Claims and Equity Interests and their treatment under the Plan, see section I.E.2., "Summary of Distributions Under the Plan" below.

     You may only vote on the Plan with respect to a Claim if that Claim belongs to a Class that is Impaired under the Plan and is not deemed to have rejected the Plan. The Bankruptcy Court has fixed November 8, 2001 as the voting record date. To be eligible to vote on the Plan, persons with Claims that belong to the Voting Classes must have held them on the voting record date.

     Under the Bankruptcy Code, the Plan will be deemed accepted by an Impaired Class of Claims if the Voting Agent receives votes accepting the Plan representing at least:

     o two-thirds of the total dollar amount of the allowed Claims in the Class that cast a vote; and

     o more than one-half of the total number of allowed Claims in the Class that cast a vote.

The Voting Procedures Order sets which Claims are "allowed" for purposes of voting and designates the form of ballot to be used by each Voting Class. For more information on voting procedures, please consult the Voting Procedures Order.

     All properly completed ballots received by the voting agent before 5:00 p.m. (Eastern time) on January 4, 2002 (the "Voting Deadline"), will be counted in determining whether each Impaired Class entitled to vote on the Plan has accepted the Plan. Any ballots received after the Voting Deadline will not be counted. All ballots must contain an original signature to be counted. No ballots received by facsimile will be accepted.

                               Voting on the Plan

               When does the vote need to be received? The deadline for the receipt by the Voting Agent of properly completed ballots is 5:00 p.m., January 4, 2002. If you are sending your ballot to an Intermediary for inclusion in a Master Ballot, the Intermediary must receive your properly completed ballot by 5:00 p.m. on January 2, 2002.

               Which Classes may vote? Persons may vote to accept or reject the Plan only with respect to Allowed Claims that belong to a Class that is Impaired under the Plan and is not deemed to have rejected the Plan. These are Classes 1C, 2, 3, 4, 5, 6 and 8 only.

               Which members of the Impaired Classes may vote? The voting record date for determining which members of Impaired Classes may vote on the Plan is November 8, 2001. Persons may vote on the Plan only with respect to Claims that were held on the voting record date.

               How do I vote on the Plan? For a vote to be counted, the Voting Agent must receive an original signed copy of the ballot form approved by the Bankruptcy Court. Faxed copies and votes sent on other forms will not be accepted.

               Whom should I contact if I have questions or need a ballot? You may contact the Voting Agent at the address or phone number listed below.

     This Disclosure Statement, the attached exhibits, the Plan and the Plan Supplement are the only materials that you should use in determining how to vote on the Plan. The Plan reflects an agreement and compromise among the Debtors and the Senior Lender Steering Committee, under which the Debtors' existing indebtedness will be cancelled and exchanged for Cash, the Senior Lender Facility Notes (if the Senior Lender Facility is the Exit Facility), the New AMF Notes, the New Warrants and/or the New AMF Common Stock, in each case to be distributed in accordance with the terms of the Plan. The Debtors believe that approval of the Plan is their best opportunity to emerge from their Reorganization Cases and return their businesses to financial viability. The Senior Lender Steering Committee fully supports the Plan.

                             Voting Recommendations

               The Debtors believe that the Plan presents the best opportunity for holders of Claims to maximize their recoveries and for the business operations of the Debtors to succeed. The Debtors encourage holders of Claims to vote to accept the Plan.


               The Senior Lender Steering Committee has participated fully in the reorganization process and also urges holders of Claims to vote to accept the Plan.

               The Creditors' Committee has indicated to the Debtors that it does not support the Plan and encourages holders of unsecured Claims to vote against the Plan. The Creditors' Committee has indicated that it disagrees with the valuation analysis prepared by the Debtors and used as the basis for distributions under the Plan and that it intends to challenge this valuation analysis. The Creditors' Committee has indicated that it believes a higher valuation of the Reorganized Debtors is appropriate and that a higher valuation would result in a higher recovery with respect to unsecured Claims. The Creditors' Committee has also indicated that it believes that the holders of Senior Lender Claims will receive distributable value under the Plan in excess of the Allowed amount of their Claims.


     The ballots have been specifically designed for the purpose of soliciting votes on the Plan from each Class entitled to vote. For this reason, in voting on the Plan, please use only the ballot sent to you with this Disclosure Statement. If you hold Claims in more than one Class, you must use a separate ballot for voting with respect to each Class of Claims that you hold. If you believe you have received the incorrect form of ballot, you need another ballot or have any questions concerning the form of ballot, please contact the Voting Agent.

     Please complete and sign your ballot and return it in the enclosed pre-addressed envelope to the Voting Agent. All correspondence in connection with voting on the Plan should be directed to the Voting Agent at the following address:

                                  Voting Agent

                              AMF Balloting Center
                           c/o Bankruptcy Services LLC
                         70 East 55th Street, 6th Floor
                               New York, NY 10022
                              Phone: 1-212-376-8494

     The Voting Agent will prepare and file with the Bankruptcy Court a certification of the results of the voting on the Plan on a Class-by-Class basis.

     Additional copies of the ballots, this Disclosure Statement and the Plan, and copies of the Plan Supplement (when filed), are available upon request made to the Voting Agent. Please contact the Voting Agent with any questions relating to voting on the Plan.

                             Your Vote Is Important

               Your vote on the Plan is important because:

               o    Under the Bankruptcy Code, a plan of
                    reorganization can only be confirmed if
                    certain majorities in dollar amount and
                    number of claims (as described above) of each Impaired Class under the plan vote to accept the plan, unless the "cram down" provisions of the Bankruptcy Code are used.

               o Under the Bankruptcy Code, only the votes of those holders of claims or interests who actually submit votes on a plan are counted in determining whether the specified majorities of votes in favor of the plan have been received.

               o If you are eligible to vote with respect to a Claim and do not deliver a properly completed ballot relating to that Claim by the Voting Deadline, you will be deemed to have abstained from voting with respect to that Claim and your eligibility to vote with respect to that Claim will not be considered in determining the number and dollar amount of ballots needed to make up the specified majority of that Claim's Class for the purpose of approving the Plan.

     The Debtors are seeking to "cram down" the Plan on certain non-accepting Classes of Claims and Equity Interests. See section V.D.3, "Cram Down" below for a discussion of the "cram down" procedures under the Bankruptcy Code.

     In accordance with Bankruptcy Rule 3017(d), the Debtors will send ballots to transfer agents, registrars, servicing agents, or other intermediaries holding Claims for, or acting on behalf of, beneficial holders of Claims (collectively, the "Intermediaries"). Each Intermediary will be entitled to receive, upon request to the Debtors, a reasonably sufficient number of ballots to distribute to the beneficial owners of the Claims for which it is an Intermediary, and the Debtors will be responsible for and pay each such Intermediary's reasonable costs and expenses associated with the distribution of ballots to the beneficial owners of such Claims and tabulation of the ballots. Additionally, each Intermediary must receive returned ballots by 5:00 p.m. (Eastern time) on January 2, 2002, so that it can tabulate and return the results to the Voting Agent in a summary "master" ballot in a form approved by the Bankruptcy Court (the "Master Ballot") indicating the number and dollar amount of cast ballots in the group of Claim holders for which it is an Intermediary. The Intermediaries must certify that each beneficial holder has not cast more than one vote with respect to any given Claim for any purpose, including both for determining the number of votes and the amount of the Claim, even if such holder holds securities of the same type in more than one account. However, persons who hold Claims in more than one voting Class will be entitled to one vote in each such Class, subject to the applicable voting rules.

                       IMPORTANT - Voting By Intermediary

               Timing: If your vote is being processed by an Intermediary, please allow time for transmission of your ballot to your Intermediary for preparation and delivery to the Voting Agent of a Master Ballot reflecting your vote and the votes of other Claims tabulated by the Intermediary.

               Your vote must be received either (a) directly by the Voting Agent on or before the Voting Deadline, or (b) if your vote is processed by an Intermediary, by your Intermediary by January 2, 2002 at 5:00 p.m. (Eastern time) to be counted.

               Receipt by the Intermediary on or close to the Voting Deadline may not allow sufficient time for the Intermediary to include your vote in the Master Ballot that it prepares and delivers to the Voting Agent by the Voting Deadline.

               Questions on Voting Procedures: If you have a question concerning the voting procedures, please contact your Intermediary or the Voting Agent.

     D. Effects of Exit Financing on Distributions Under the Plan

     In connection with implementation of the Plan, one or more of the Reorganized Debtors will enter into the Exit Facility for payment of certain Classes of Claims under the Plan and for working capital purposes. Although the Debtors do not yet have a binding commitment for an Exit Facility, they expect that any Exit Facility entered into in connection with the Plan (regardless of whether the Exit Facility is a Third Party Facility or the Senior Lender Facility) is likely to:

     o    be secured by substantially all of the assets of the Reorganized
          Debtors;

     o constitute senior debt of the Reorganized Debtors ranking pari passu with other senior indebtedness of the Reorganized Debtors;

     o consist of a revolving credit facility and a term loan facility in a combined aggregate amount of not less than $350,000,000 (including amounts available but not drawn on the Effective Date); and

     o include other terms and covenants, representations and warranties customary for credit facilities of a similar size for companies in similar circumstances.

     The Debtors expect that one or more of the Reorganized Debtors will enter into the Third Party Facility as the Exit Facility.(1) If, however, the Debtors are unable to consummate the Third Party Facility as the Exit Facility, they expect that the Senior Lender Facility will be the Exit Facility. Although the Debtors do not yet have a binding commitment with respect to the Senior Lender Facility, they have reached an agreement in principle with the Senior Lender Steering Committee regarding the general terms of the Senior Lender Facility, which are described in section III.B.2, "Exit Facility - Senior


----------

(1) At the request of the Creditors' Committee, the Debtors have entered into a confidentiality agreement with another third-party financial institution pursuant to which they are providing that institution with financial and other information about the Debtors in connection with a due diligence investigation. The Debtors cannot assure you that this investigation will result in the execution of a commitment letter relating to an Exit Facility.

Lender Facility." The Debtors do not expect that the choice of Exit Facility would materially affect the value of the New AMF Common Stock or New Warrants.

                          No Exit Financing Commitment

               The Debtors do not yet have a binding commitment with respect to any Exit Facility and cannot assure you that they will reach agreement for an Exit Facility in an amount and on terms acceptable to the Debtors. The assumptions relating to Projections and the recoveries for Claims under the Plan used throughout this Disclosure Statement are based on the assumption that the Debtors will obtain an Exit Facility and that the Exit Facility will be a Third Party Facility with the terms described in section III.B. "Exit Facility" below.

     The Debtors' election of one Exit Facility over another primarily impacts the Senior Lender Distribution. If the Exit Facility is the Senior Lender Facility, the Senior Lenders will not receive Cash with respect to the Senior Lender Claims under the Plan and will instead receive a pro rata share of up to $300,000,000 in aggregate principal amount of Senior Lender Facility Notes issued under the Senior Lender Facility (minus (a) the amounts, if any, necessary to satisfy the Reorganized Company's minimum cash requirements of $12,000,000 on or after the Effective Date; (b) amounts necessary to pay Allowed Claims (other than Senior Lender Claims) under the Plan, to the extent those Allowed Claims are to be paid in Cash under the Plan, including, but not limited to, the DIP Refinancing Amount and the Senior Lender Origination Fee; and (c) amounts to be reserved in respect of items (a) and (b) above on or after the Effective Date). In addition, if the Senior Lender Facility is consummated, amounts to be paid in Cash under the Plan will be funded through cash on hand and, to the extent necessary, by borrowings under the Senior Lender Revolving Facility. This will result in the Reorganized Company having a capital structure with more indebtedness under short term revolving loans than is likely under a Third Party Facility, under which such cash payments are expected to be made with the proceeds of a term loan facility to be entered into in connection with the Third Party Facility. See section III.B.1. "Exit Facility-Third Party Facility" for a description of the impact of the Third Party Facility on distributions under the Plan.

     E. Summary of Distributions to Be Made Under the Plan

     The following table and description summarize the classification and treatment of Claims and Equity Interests and the consideration contemplated to be distributed to the holders of such Claims and Equity Interests under the Plan. Unless otherwise noted, these estimates are as of December 31, 2001. For an explanation of the assumptions and uncertainties regarding these calculations, see section IV, "Risk Factors" and section VI.B., "Financial Projections and Valuation Analysis" below.

     As further described below, the Plan provides for distributions of Cash, shares of New AMF Common Stock, New Warrants, Senior Lender Facility Notes (if the Senior Lender Facility is the Exit Facility) and/or New AMF Notes in satisfaction of Allowed Claims. These distributions vary in amount and the type of security distributed, as well as whether Cash is included in the distribution, depending on the Class of the Claim. Additionally, as noted in the previous section, the amounts and types of distributions under the Plan will be affected by whether the Exit Facility is the Senior Lender Facility or a Third Party Facility.

                                                    Note on Numerical Information

                                       The numerical information in this Disclosure Statement,
                                       including the Projections and liquidation and valuation
                                       analyses, has been prepared by the Debtors and does not
                                    constitute a representation or endorsement of the accuracy of such information by the holders of the Senior Lender Claims, the Creditors' Committee or any of the Debtors' other
                                                      creditor constituencies.

     1. Summary of Classification and Treatment of Claims

                                                                                            Estimated
                                                                                            ---------
                                                                   Estimated Allowable      Recovery (%
                                                                   -------------------      --------------
Class          Description          Treatment                      Amount                   Of Claim)(1)     Voting
-----          -----------          ---------                      ------                   ------------     ------

Classes 1A     Other Secured        Such treatment that either     $3,100,000               100%             Unimpaired
and 1B         Claims               (a) leaves unaltered the                                                 (deemed to
                                    legal, equitable or                                                      accept and not
                                    contractual rights to which                                              entitled to
                                    the holder of such Allowed                                               vote)
                                    Other Secured Claim is
                                    entitled or (b) leaves such
                                    Allowed Other Secured Claims
                                    unimpaired pursuant to
                                    section 1124(2) of the
                                    Bankruptcy Code.  Any
                                    Allowed Claim based solely
                                    on any deficiency Claim by a
                                    holder of an Allowed Other
                                    Secured Claim will be
                                    treated as an Allowed
                                    Unsecured Claim and will be
                                    classified as a Class 4
                                    Claim.

Class 1C       Other Secured        Each holder will receive, at   $24,000(2)               To be            Impaired
               Claims               the sole option of the                                  determined.      (entitled to
                                    Debtors or Reorganized                                                   vote)
                                    Debtors, as applicable:
                                    (a) an Other Secured Claim
                                    Note in an initial principal
                                    amount equal to the amount
                                    of the Allowed Other Secured
                                    Claim; or (b) Cash in an
                                    amount mutually agreeable to
                                    both the Debtors and the
                                    holder of the Allowed Other
                                    Secured Claim (subject to
                                    the approval of the
                                    Bankruptcy Court).

                                                                 18



                                                                                            Estimated
                                                                                            ---------
                                                                   Estimated Allowable      Recovery (%
                                                                   -------------------      --------------
Class          Description          Treatment                      Amount                   Of Claim)(1)     Voting
-----          -----------          ---------                      ------                   ------------     ------

Class 2        Senior Lender        A pro rata share of the        $622,361,000             99.5%(3)         Impaired
               Claims               Senior Lender Distribution,                             (expected to     (entitled to
                                    comprised of (a) the Senior                             include the      vote)
                                    Lender Cash Payment (if the                             Senior Lender
                                    Third Party Facility is the                             Facility Notes
                                    Exit Facility),                                         or a cash
                                    (b) 10,000,000 shares of New                            payment
                                    AMF Common Stock, (3) the                               estimated to
                                    Senior Lender Facility Notes                            be
                                    (if the Senior Lender                                   approximately
                                    Facility is the Exit                                    $272,550,000,
                                    Facility), plus (4) the New                             the New AMF
                                    AMF Notes. The Senior                                   Notes and
                                    Lenders will also receive a                             10,000,000
                                    pro rata share of the Senior                            shares of New
                                    Lender Origination Fee.                                 AMF Common
                                                                                            Stock)

Class 3        Priority Non-Tax     Unless otherwise agreed,       $0                       100% (to be      Impaired
               Claims               Cash in an amount equal to                              paid in cash)    (entitled to
                                    its Claim.                                                               vote)

Class 4        Unsecured Claims     A pro rata share of the        $28,300,000              1.6%(3)          Impaired
                                    Ratable Class 4 Portion of                              (expected to     (entitled to
                                    the New Warrants.                                       include New      vote)
                                                                                            Warrants to
                                                                                            acquire 63,833
                                                                                            shares of New
                                                                                            AMF Common
                                                                                            Stock)

Class 5        Tort Claims          To the extent that any         $2,500,000               1.6%(3)          Impaired
                                    portion of a Tort Claim is                              (expected to     (entitled to
                                    not an Insured Claim, a pro                             include New      vote)
                                    rata share of the Ratable                               Warrants to
                                    Class 5 Portion of the New                              acquire 5,639
                                    Warrants. Any portion of a                              shares of New
                                    Tort Claim that becomes an                              AMF Common
                                    Allowed Claim and is an                                 Stock)
                                    Insured Claim will be paid
                                    in the ordinary course of
                                    business directly or
                                    indirectly by the applicable
                                    carrier to the extent of
                                    such insurance.

                                                                 19



                                                                                            Estimated
                                                                                            ---------
                                                                   Estimated Allowable      Recovery (%
                                                                   -------------------      --------------
Class          Description          Treatment                      Amount                   Of Claim)(1)     Voting
-----          -----------          ---------                      ------                   ------------     ------
Class 6        Senior               A pro rata share of the        $573,762,946             1.6%(3)          Impaired
               Subordinated Note    Ratable Class 6 Portion of                              (expected to     (entitled to
               Claims               the New Warrants.                                       include New      vote)
                                                                                            Warrants to
                                                                                            acquire
                                                                                            1,294,165
                                                                                            shares of New
                                                                                            AMF Common
                                                                                            Stock)

Class 7        Interdebtor Claims   No distribution.               N/A                      0%               Impaired
                                                                                                             (deemed to
                                                                                                             reject and not
                                                                                                             entitled to
                                                                                                             vote)

Class 8        AMF Affiliate        Allowed AMF Affiliate Claims   $12,000,000              Variable,        Impaired
               Claims               will be reinstated on terms                             depending on     (entitled to
                                    and conditions  reasonably                              Claims           vote)
                                    satisfactory to Reorganized                             ultimately
                                    AMF.                                                    reinstated

Class 9        Equity Interests     No distribution.  All Equity   N/A                      0%               Impaired
                                    Interests in Holdings and                                                (deemed to
                                    WINC will be deemed                                                      reject and not
                                    cancelled as of the                                                      entitled to
                                    Effective Date.                                                          vote)

Class 10       Existing             No distribution.               $0                       0%               Impaired
               Securities Law                                                                                (deemed to
               Claims                                                                                        reject and not
                                                                                                             entitled to
                                                                                                             vote)

Class 11       510(c) Claims        No distribution.               $0                       0%               Impaired
                                                                                                             (deemed to
                                                                                                             reject and not
                                                                                                             entitled to
                                                                                                             vote)

----------------

(1)  Approximately 4,000 proofs of claim were filed as of September 24, 2001, the Bar Date. As of the date of this Disclosure
     Statement, the Debtors have completed only a preliminary estimate of the Claims filed in these cases. Because recoveries under the Plan are directly linked to the amount and value of the Allowed Claims, any change in the Debtors' Claims estimates resulting from further analysis of the proofs of claim filed as of the Bar Date will impact their predictions of recoveries under the Plan. Claims estimates for purposes of effectuating the Tort Claims Reserve and the reserve for Disputed Claims will ultimately be established, after notice and hearing, by the Bankruptcy Court.

(2)  Excludes Claims of Debtors against other Debtors and non-Debtor affiliates that will be subject to setoff under the Plan.

(3)  Assumes an Enterprise Value of $665,000,000 for purposes of implementing the Plan. The Debtors do not expect that the value of the New AMF Common Stock or the New Warrants would be affected in any material respect by the choice of Exit Facility.

                                                                 20


                      Treatment of Holders of Common Stock
                              of Holdings and WINC

               BINC and Holdings, as the sole holders of common stock in Holdings and WINC, respectively, will not be entitled to receive any distribution under the Plan. The existing common stock of Holdings and WINC will be cancelled under the Plan and Holdings and BINC will be automatically deemed to reject the Plan and will not be entitled to vote with respect to these shares.

     The Debtors expect that an aggregate of 10,000,000 shares of New AMF Common Stock will be issued under the Plan, with an additional 1,363,636 shares reserved for issuance upon exercise of the New Warrants and an additional 1,549,587 shares reserved for issuance in connection with the exercise of options to be granted under the New Management Incentive Plan. Based on the above estimates, immediately after the consummation of the Plan, the ownership of the Reorganized Company will be as described in the table below. The information in this table is based on an assumed Enterprise Value of $665,000,000. See section VI.B., "Financial Projections and Valuation Analysis" of this Disclosure Statement for an explanation of the calculations and assumptions used in reaching this assumed Enterprise Value.



                                     Shares of New AMF
                  Shares of New        Common Stock            Percent          Percent
                   AMF Common      Purchasable Under New      Ownership        Ownership      Estimated Recovery
                      Stock              Warrants            (Undiluted)       (Diluted)(1)     (% Of Claim)(2)
                      -----              --------            -----------       ----------       -------------

 Class 2           10,000,000                0                 100.0%            88.0%              99.5%
 Class 4(3)               0               63,833                 0%              0.56%               1.6%
 Class 5(3)               0                5,639                 0%              0.05%               1.6%
 Class 6(3)               0              1,294,165               0%              11.39%              1.6%
                   ----------            ---------              -----           ------              ----
 TOTAL             10,000,000            1,363,636              100%              100%               N/A

----------

(1)  Does not take into account the options to purchase an additional 1,549,587 shares of New AMF Common Stock to be granted under the New Management Incentive Plan.

(2)  Assumes that New Warrants together have an aggregate value of $9,551,000 and an exercise price of $23.69 per share. See section II.C. "Principal Characteristics of New AMF Common Stock, New Warrants and New Notes - New
     Warrants", below, for a discussion of the methods and assumptions used in valuing the New Warrants. The
     Debtors do not expect that the value of the New AMF Common Stock or the New Warrants would be affected in any material respect by the choice of Exit Facility.

(3)  Approximately 4,000 proofs of claim were filed as of September 24, 2001, the Bar Date. As of the date of this
     Disclosure Statement, the Debtors have completed only a preliminary estimate of the Claims filed in these cases. Because recoveries under the Plan are directly linked to the amount and value of the Allowed Claims, any change in the Debtors' Claims estimates resulting from further analysis of the proofs of claim filed as of the Bar Date will impact their predictions of recoveries under the Plan. Claims estimates for purposes of effectuating the Tort Claims Reserve and the reserve for Disputed Claims will ultimately be established, after notice and hearing, by the Bankruptcy Court.


     For purposes of implementing the Plan, the shares of New AMF Common Stock are valued by subtracting from the Debtors' assumed Enterprise Value of $665,000,000: (a) the amount of funded indebtedness outstanding at the Effective Date; and (b) the assumed values of the New Warrants and the initial grant of options under the New Management Incentive Plan, and dividing this amount by the number of shares of New AMF Common Stock to be issued under the Plan. See section VI. B., "Financial Projections and Valuation Analysis" for a description of how this assumed Enterprise Value was reached, including certain contingencies that could affect this valuation. The Enterprise Value is calculated based on commonly accepted valuation analysis and is not intended to represent values that will be achieved in the public or private markets for securities distributed under the Plan. The Debtors cannot assure you that the market value of the New AMF Common Stock or the New Warrants at the Effective Date will reflect the $665,000,000 Enterprise Value used in calculating the distributions under the Plan or that there will be any trading market for the New AMF Common Stock after the Effective Date. See section II.C. "Principal Characteristics of New AMF Common Stock, New Warrants and New Notes - New Warrants", below, for a discussion of the methods and assumptions used in valuing the New Warrants.

     2. Summary of Distributions Under the Plan

     The following section describes more fully the distributions to be made to each Class of Claims and Equity Interests under the Plan. This description is only a summary of certain important provisions of the Plan and should not replace careful review of the Plan. Each holder of a Claim or Equity Interest should read the Plan carefully before voting. Please refer particularly to sections 3 and 4 of the Plan, section III. K. below "Treatment of Claims and Equity Interests" and the liquidation analysis annexed as Exhibit E hereto for a more detailed description of the classification and treatment of Claims and Equity Interests provided under the Plan.



        Holders of Claims designated to receive Plan Securities may need to receive and hold their Plan Securities in a brokerage account.

               To allow timely and efficient distribution and transfer of the Plan Securities among a wide group of holders, in lieu of printing and distributing individual certificates representing the Plan Securities, the Reorganized Company may issue some or all of the Plan Securities in global form and use the book-entry transfer facilities of The Depository Trust Company ("DTC") to effectuate distribution and transfer of the Plan Securities.

               Use of the DTC book-entry transfer facilities may require recipients of Plan Securities that are not themselves participants in the DTC book-entry system to receive and hold their securities in a brokerage account. If the Debtors use the book-entry transfer facilities of DTC to effectuate distribution and transfer of some or all of the Plan Securities, holders of Claims designated to receive those securities will receive instructions regarding the DTC book-entry transfer facilities and a request for information on the brokerage account (or other account of a DTC participant) to be credited with the receipt of Plan Securities with respect to that holder's Claim.

               If you do not already have a brokerage account and hold a Claim in a Class that will receive Plan Securities under the Plan, you may be required to open a brokerage account to receive and hold your Plan Securities.

     Administrative Expense Claims. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims, as described below, have not been classified. Unless otherwise agreed to by the parties, each holder of an Allowed Administrative

Expense Claim (except for those representing liabilities incurred in the ordinary course of business during the Reorganization Cases and certain liabilities under loans and advances in the Reorganization Cases) will receive Cash equal to the unpaid portion of such Allowed Administrative Expense Claim on the later of the Effective Date and the first Business Day thirty days after the date on which the Administrative Expense Claim is Allowed.

     Allowed Administrative Expense Claims that represent liabilities incurred by the Debtors in the ordinary course of business during the Reorganization Cases or liabilities arising under loans or advances to or other obligations incurred by the Debtors as debtors-in-possession, whether or not incurred in the ordinary course of business, will be paid by the Reorganized Debtors in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any orders or agreements governing, instruments evidencing, or other documents relating to, such transactions. Any postpetition expenses of the indenture trustees for the Senior Subordinated Notes and the reasonable postpetition fees and expenses of their respective counsel will be paid as Administrative Expense Claims to the extent such fees and expenses are reasonable and to the extent approved by the Bankruptcy Court after notice and a hearing.

     Unless otherwise specified in the Plan or by order of the Bankruptcy Court, no interest will accrue or be paid in connection with an Allowed Administrative Expense Claim for any purpose, on or after the Commencement Date.

     In addition to ordinary course of business expenses, the Debtors expect that Administrative Expense Claims will consist of professional fees for the Debtors and the various committees appointed in the Reorganization Cases and underwriting and financing fees relating to the New AMF Notes and the Exit Facility. Such fees are difficult to estimate and will vary depending on the length of the Reorganization Cases, the complexity and length of any related litigation and the choice of Exit Facility. The Debtors have budgeted approximately $14,200,000 for Administrative Expense Claims that are not expenses arising and paid in the ordinary course of business (including underwriting fees relating to the New AMF Notes and financing fees relating to the Exit Facility), based on an assumed Effective Date of December 31, 2001.

     Bar Date for Administrative Expense Claims.

     Pre-Effective Date Claims and Expenses. No proof of Administrative Expense Claim or application for payment of an Administrative Expense Claim need be filed for the allowance of any of the following types of Claims:

     o expenses or liabilities incurred in the ordinary course of the Reorganized Debtors' businesses on or after the Effective Date;

     o Administrative Expense Claims held by trade vendors where such administrative liability was incurred in the ordinary course of the Debtor's and such creditor's business after the Commencement Date;

     o    Fee Claims (which are discussed below);

     o    DIP Lender Claims; or

     o    fees of the United States Trustee arising under 28 U.S.C.ss. 1930.

     To be eligible for payment under the Plan, all persons asserting Administrative Expense Claims of any kind not described above arising on or after the Commencement Date must file and serve proofs of such Claims pursuant to the procedures in the Confirmation Order or notice of entry of Confirmation Order, no later than 45 days after the Effective Date.

     Expenses and liabilities incurred on or after the Effective Date are not subject to the Plan or the treatment of Claims described in this Disclosure Statement. All of the Administrative Expense Claims described above other than Fee Claims and DIP Lender Claims will be paid by the Reorganized Debtors in the ordinary course of business. Fee Claims and DIP Lender Claims will be paid as described below.

     Effect of Failure to Timely File Claim or Requests for Payment. Any request for payment of an Administrative Expense Claim that is not exempt from the Bar Date and is not filed by the applicable deadline set forth in section 2.2 of the Plan will be barred. Any Persons that fail to file a proof of Administrative Expense Claim or request for payment thereof on or before the Administrative Bar Date as required under the Plan will be forever barred from asserting such Claim against any of the Debtors, the Estates, the Reorganized Debtors or their property and the holder thereof will be enjoined from commencing or continuing any action, employment of process or act to collect, offset or recover such Administrative Expense Claim.

     Fee Claims. All persons seeking an award by the Bankruptcy Court of a Fee Claim incurred through and including the Effective Date are required (unless otherwise ordered by the Bankruptcy Court) to file final applications for the allowance of compensation for services rendered and reimbursement of expenses incurred within 45 days after the Effective Date. Holders of Fee Claims that file final applications in accordance with the Plan will be paid in full in the amounts approved by the Bankruptcy Court on the date on which the order relating to any such Fee Claim is entered or on other terms mutually agreed on between the Fee Claim holder and the Debtors or, as applicable, the Reorganized Debtors. The Debtors have budgeted approximately $13,300,000 (including amounts allocated to financial advisor and professional fees incurred, but not paid, during the Reorganization Cases) for Fee Claims, based on an assumed Effective Date of December 31, 2001.

     Priority Tax Claims. Unless otherwise agreed to by the parties, each holder of an Allowed Priority Tax Claim will receive, at the sole option of the Reorganized Debtors:

     o Cash equal to the unpaid portion of its Allowed Priority Tax Claim, to be paid on or as soon as practical after the later of the Effective Date or the first Business Day 30 days after the date on which that Priority Tax Claim was Allowed; or

     o equal annual Cash payments in an aggregate amount equal to the amount of such Allowed Priority Tax Claim, together with interest at a fixed annual rate, paid over a period not longer than six years after the date the Allowed Priority Tax Claim was assessed. These payments will begin on or as soon as practical after the later of the Effective Date or the first Business Day 30 days after the date on which the Priority Tax Claim was Allowed.

     The Debtors estimate, based on their records, that there will be no Allowed Priority Tax Claims.

     DIP Lender Claims. Under the Plan, all DIP Lender Claims will be Allowed as provided in the DIP Order and paid in full in Cash on the Effective Date. Any DIP Lender Claims that do not arise until after the Effective Date will be paid in full in Cash by the Reorganized Debtors as soon as practicable after those Claims become Allowed. After the DIP Lenders Claims are paid in full, the DIP Facility and any agreements or instruments related to it will terminate, subject to any exceptions that the Bankruptcy Court may approve. On the Effective Date, any outstanding letters of credit issued under the DIP Facility will either be cash collateralized, replaced or secured by letters of credit issued under the Exit Facility. The Debtors estimate that there will be no DIP Lender Claims, based on an assumed Effective Date of December 31, 2001.

               Interest Will Not Accrue After Commencement Date

               Unless otherwise specified in the Plan or by order of the Bankruptcy Court, no interest will accrue or be paid on an Allowed Claim, for any purpose, on or after the Commencement Date.

               Under a Bankruptcy Court Order dated August 8, 2001, interest continues to accrue with respect to the Senior Lender Claims, and the Debtors continue to pay interest with respect to the Senior Lender Claims at a non-default rate, during the pendency of the Reorganization Cases. The holders of the Senior Lender Claims have asserted a right to collect the default rate of interest under the Senior Lender Agreements for the period from the Commencement Date through the Effective Date. The Plan provides for the Allowance of a Claim reflecting this amount of default rate interest in the amount of the Senior Lender Claims.

     Class 1 -- Summary of Distributions to Holders of Other Secured Claims.

     For convenience of identification, the Plan describes the Allowed Claims in Class 1 as a single Class. This Class consists of separate subclasses, each based on the underlying property securing those Allowed Claims, and each subclass is treated under the Plan as a distinct Class for treatment and distribution purposes. The voting rights of holders of Claims in Class 1 vary by subclass.

          A. Class 1A and Class 1B

     Subclass 1A consists of a Claim in the amount of approximately $2,000,000 relating to debt incurred under a Contract for Deed dated September 30, 1988, between Tay-Gal Investments and King Louie Lenexa Bowling Corporation of Missouri for the purchase of the Strike `N Spare Bowl bowling center in Independence, Missouri (the "Strike `N Spare Claim"). Subclass 1B consists of Claims arising under an Equipment and Services Agreement between Hughes Network Systems, a Hughes Electronics Corporation Company, and AMF Bowling Centers, Inc., dated June 22, 2000, as amended, covering certain satellite equipment and a services agreement relating to satellite communications services delivered over that equipment, under which AMF Bowling Centers, Inc. has obligations in the amount of approximately $1,100,000 (the "Satellite Claim").

     Treatment Under Plan. On or as soon as reasonably practicable after the later of the Effective Date and the first Business Day thirty calendar days after the date a Claim in Subclass 1A or 1B becomes Allowed, the holder of that Allowed Other Secured Claim will receive such treatment that either:

          o leaves the legal, equitable, or contractual rights to which the holder of that Allowed Other Secured Claim is entitled unaltered; or

          o leaves that Allowed Other Secured Claim unimpaired under section 1124(2) of the Bankruptcy Code.

     The Debtors currently intend to elect to cure any outstanding default and reinstate a purchase money mortgage applicable to the land building comprising the bowling center with respect to the Strike `N Spare Claim. Each of the purchase money mortgage, satellite capital lease and satellite services agreement relating to the Satellite Claim will remain in effect against AMF Bowling Centers, Inc., as that company is reorganized after the Effective Date.

     Voting Rights. In accordance with section 1126(f) of the Bankruptcy Code, the holders of Allowed Other Secured Claims in Subclasses 1A and 1B are Unimpaired and are thus conclusively presumed to accept the Plan and will not be entitled to vote on the Plan.

          B. Class 1C (Other)

     Subclass 1C consists of all Other Secured Claims except for the Strike `N Spare Claim and the Satellite Claim.

     Treatment Under Plan. The Plan provides that on or as soon as reasonably practicable after the later of the Effective Date and the first Business Day 30 calendar days after the date an Other Secured Claim in Subclass 1C becomes Allowed, each holder of that Other Secured Claim will receive (subject to Section 6.14 of the Plan) with respect to that Other Secured Claim, at the sole option of the Debtors or Reorganized Debtors, as applicable:

          o an Other Secured Claim Note in an initial principal amount equal to the amount of the Allowed Other Secured Claim; or

          o in full satisfaction of that Allowed Other Secured Claim and subject to Bankruptcy Court approval, Cash in an amount mutually agreeable to both the Debtors or Reorganized Debtors (as applicable) and the holder of the Allowed Other Secured Claim.

     If the Debtors elect to issue an Other Secured Claim Note with respect to an Other Secured Claim, the Reorganized Debtors will execute and deliver the Other Secured Claim Loan Agreement.

     Deficiency Claims. Any Allowed Claim based solely on any deficiency Claim by a holder of an Allowed Other Secured Claim in Subclass 1C will become, and will be treated for all purposes under the Plan as, an Allowed Unsecured Claim and will be classified as a Class 4 Claim.

     Voting Rights. Because the Plan does not leave the legal, equitable, and contractual rights of the holders of Subclass 1C Claims unaltered, Subclass 1C is Impaired and holders of Subclass 1C Claims will be entitled to vote on the Plan with respect to those Claims.

     Amount of Allowed Other Secured Claims. The Debtors estimate the aggregate amount of Other Secured Claims likely to be Allowed is approximately $3,124,000.

     Class 2 -- Summary of Distributions to Holders of Senior Lender Claims.

     Assuming for illustration purposes an Effective Date of December 31, 2001, the Senior Lender Claims will be Allowed in an aggregate amount of approximately $622,361,000. Such amount consists of:

               o $616,209,000, representing the outstanding principal amount due under the Senior Lender Agreements, including:

                    (a)  $52,500,000 in respect of term loan advances,

                    (b) $181,500,000 in respect of Amortization Extended Loan ("AXEL") Series A advances,

                    (c)  $131,092,000 in respect of AXEL Series B Advances,

                    (d)  $251,117,000 in respect of working capital advances;
                         and

               o $6,152,000, representing an assumed amount of unpaid, accrued interest under the Senior Lender Agreements, comprised of the difference between the amount of default rate interest that would accrue during the Reorganization Cases, and the contract rate interest which the Debtors are paying to the Senior Lenders during the Reorganization Cases, assuming an Effective Date of December 31, 2001.

     This amount does not include amounts relating to letters of credit that have been issued but were not drawn at the time of this Disclosure Statement or commitment, agent's, letter of credit and other fees, costs, charges and expenses that may be incurred by the Senior Lenders pursuant to the Senior Lender Agreements.(1) Because certain of the amounts described above will fluctuate based on the date of the Effective Date, the ultimate amount of the Allowed Senior Lender Claims may differ from the amount estimated above. Interest will accrue with respect to the Class 2 Claims during the pendency of the Reorganization Cases and will continue to be paid in Cash at a non-default rate until the Effective Date. The holders of the Senior Lender Claims have reserved the right to assert a Claim at the default rate of interest under the Senior Lender Agreements for the period from the Commencement Date through the Effective Date. The Plan provides for the Allowance of a Claim reflecting this amount of default rate interest in the amount of the Senior Lender Claims.

     Under the Plan, on the Effective Date each holder of an Allowed Senior Lender Claim will receive, in complete settlement, satisfaction and discharge of its Class 2 Claim, its pro rata share of:

               o    10,000,000 shares of the New AMF Common Stock;

               o    the New AMF Notes; and


----------

(1) As of November 1, 2001, the amount of standby letters of credit under the revolving line of credit had been reduced to approximately $ 2.1 million as pre-petition letters of credit expired by their terms, were drawn upon or were replaced by new letters of credit issued under the DIP Facility. If the Plan is approved and implemented in accordance with its terms, any pre-petition letters of credit remaining outstanding would be cancelled and reissued under the Exit Facility.

               o if the Exit Facility is the Third Party Facility, the Senior Lender Cash Payment; or

               o if the Exit Facility is the Senior Lender Facility, the Senior Lender Facility Notes.

     The amount of the Senior Lender Cash Payment will depend on which Exit Facility is consummated. If the Exit Facility is the Third Party Facility, the Senior Lender Cash Payment will consist of Cash in an amount equal to $300,000,000 minus the sum of:

               o the amounts, if any, necessary to satisfy the Reorganized Company's minimum cash requirements of $12,000,000;

               o amounts necessary to make the cash payments for Allowed Claims (other than Senior Lender Claims) and the other cash payments required under the Plan, including, but not limited to, the DIP Refinancing Amount and the Senior Lender Origination Fee (the aggregate amount of which cash payments is expected to be approximately $27,500,000, based on an assumed Effective Date of December 31, 2001); and

               o    amounts to be reserved in respect of the above amounts(1).

If the Senior Lender Facility is consummated, the Reorganized Debtors will not make any Senior Lender Cash Payment. If, however, the Exit Facility is the Senior Lender Facility, the holders of Senior Lender Claims would receive Senior Lender Facility Notes in a principal amount substantially equivalent to the amount of the Senior Lender Cash Payment in lieu of the Senior Lender Cash Payment.

     The Senior Lender Facility Notes will only be issued if the Senior Lender Facility is the Exit Facility. If it is the Exit Facility, the Senior Lender Facility is expected to comprise a Senior Lender Term Loan Facility and a Senior Lender Revolving Facility, under which the Reorganized Debtors would initially borrow for payment of costs and expenses in connection with the Plan, including the payment of Allowed Claims to the extent such Allowed Claims are to be paid in Cash under the Plan. The Senior Lender Facility Notes would be issued in two tranches in initial aggregate principal amounts of:

               o    up to $200,000,000 under Tranche B Notes and,

               o under Tranche A Notes, $100,000,000 minus (a) the amounts, if any, necessary to satisfy the Reorganized Company's minimum cash requirements of $12,000,000 on or after the Effective Date; (b) amounts necessary to pay Allowed Claims (other than Senior Lender Claims) under the Plan, to the extent such Allowed Claims are to be paid in Cash under the Plan, including, but not limited to, the DIP Refinancing Amount and the Senior Lender Origination Fee, with such amount to be determined as of the Effective Date; and (c) amounts to be reserved in respect of items (a) and (b) above.

     If the Senior Lender Facility is the Exit Facility, the Reorganized Debtors would likely need to borrow under the Senior Lender Revolving Facility to satisfy most of the Allowed Claims that are to be paid in cash under the Plan (other than Senior Lender Claims) and the other cash payments required

----------

(1) Assuming an Effective Date of December 31, 2001, the Debtors currently estimate that this amount will be $0.

under the Plan, including, but not limited to, the DIP Refinancing Amount and the Senior Lender Origination Fee. To the extent the Reorganized Company's cash needs are less than estimated on the Effective Date, the Reorganized Debtors would borrow less under the Senior Lender Revolving Facility in connection with the Effective Date.

     The New AMF Notes will be issued in an aggregate principal amount of $150,000,000 at an interest rate of 13 percent per year.(1)

     In addition to the distributions to be made under the Plan in respect of the Senior Lender Claims, each Senior Lender Claim will also be entitled to a pro rata share of the Senior Lender Origination Fee, which is an origination fee in an aggregate amount equal to 2 percent of the aggregate principal amount of the New AMF Notes and, if applicable, 2 percent of the principal amount of the Senior Lender Term Loan Facility. The Senior Lender Origination Fee will be paid as an Administrative Expense Claim in connection with the issuance of the New AMF Notes and, if applicable, the Senior Lender Facility Notes.

     The Debtors believe that the property distributed in respect of the Senior Lender Claims is of a value such that they will be paid substantially in full under the Plan. Because the Plan does not leave the legal, equitable, and contractual rights of the holders of Class 2 Claims unaltered, Class 2 is Impaired and the holders of Claims in Class 2 are entitled to vote on the Plan.

     Class 3 -- Summary of Distributions to Holders of Priority Non-Tax Claims.

     Under the Plan, Class 3 consists of all Priority Non-Tax Claims. Allowed Claims in Class 3 are Impaired.

     Unless the holder of an Allowed Priority Non-Tax Claim agrees to a different treatment of its Claim, each holder will receive, in full satisfaction of its Claim, Cash equal to the Claim, on or as soon as reasonably practical after the later of (a) the Effective Date and (b) the first Business Day that is 30 calendar days after the date (i) such Claim becomes Allowed and (ii) for payment as alternatively agreed to by the parties.

     Class 4 -- Summary of Distributions to Holders of Unsecured Claims.

     Under the Plan, Class 4 consists of all Unsecured Claims. Class 4 is Impaired.

     The Debtors estimate that the aggregate amount of Unsecured Claims will be approximately $28,300,000. The Debtors believe that a significant portion of the Unsecured Claims is unliquidated, contingent and/or subject to dispute and, therefore, the Debtors' estimate of the value of Claims as of the Commencement Date is subject to continued updating and revision. Based on their ongoing evaluation of proofs of claim filed, which may ultimately result in adjustments to estimates, the Debtors currently estimate there are approximately 22,000 holders of Class 4 Claims. Due to the nature of these Claims, the Debtors are unable to state with certainty the aggregate amount of such claims.

     Unsecured Claims associated with the rejection of an executory contract or unexpired lease will be treated as Class 4 Claims unless otherwise agreed with the claimant.


----------

(1) For purposes of calculating distributions and estimating recoveries under the Plan above, the Debtors have assumed that the New AMF Notes will have a value equal to their face value upon issuance.

     Each holder of an Allowed Class 4 Claim will receive a pro rata share of the Class 4 Distribution. The Class 4 Distribution consists of the New Warrants allocated for payment of Class 4 Claims, the amount of which is determined by multiplying the Ratable Class 4 Portion by the amount of New Warrants. As discussed more fully below, each holder of an Allowed Unsecured Claim may also receive further distributions of New Warrants after the Initial Distribution Date.

     For the purpose of calculating the initial distribution of New Warrants to holders of Class 4 Claims:

     "Ratable Class 4 Portion" means a fraction,

          o the numerator of which is the sum of, without duplication, the amount of Claims in Class 4 that are estimated to be Allowed pursuant to the Estimation Order plus the amount of Allowed Claims in Class 4, and

          o    the denominator of which is the Unsecured Claim Total.

     Because the initial distribution of New Warrants with respect to Class 4 Claims will be based on an estimate of the amount of Claims in Class 4 that are likely to be Allowed, subsequent Catch-up Distributions will be made with respect to Class 4 Claims after determinations are made on the amount of Allowed Class 4 Claims.

     Distributions with respect to Claims in Class 4 will be made according to the following procedures. On the Initial Distribution Date, the Disbursing Agent will distribute the New Warrants allocable to Allowed Claims held by members of Class 4. For the purpose of calculating the amount of New Warrants to be distributed to holders of Allowed Claims in Class 4 on the Initial Distribution Date, all Disputed Claims in Class 4 will be treated as though such Claims will be Allowed Claims in the amounts asserted or provided in the Estimation Order, as applicable.

     To the extent it is determined that the amount of any Disputed Claim exceeds the amount of that Claim which is ultimately Allowed, any New Warrants reserved for issuance for that Disputed Claims on account of the excess will be issued and distributed pro rata to other holders of Allowed Claims in Class 4 in a Catch-up Distribution. The Disbursing Agent will distribute New Warrants to the holders of Disputed Claims that become (in whole or in part) Allowed Claims after the Effective Date in an amount equal to the amount of New Warrants that would have been distributed as of that date to those holders in respect of those Allowed Claims if they had been Allowed Claims on the Initial Distribution Date. The Disbursing Agent will have the right to determine, in its reasonable, sole discretion, the timing of any Catch-Up Distributions.

     The Plan provides that there will be no distribution with respect to a Claim otherwise entitled to receive New Warrants if the distribution with respect to that Claim would require the issuance of less than one whole New Warrant. However, the Debtors and the Reorganized Debtors have reserved the right to distribute to any such holder who as a result receives no distribution with respect to such Claim such other consideration as the Bankruptcy Court may direct and to which the Senior Lender Steering Committee consents.

     Class 5 -- Summary of Distributions to Holders of Tort Claims.

     Under the Plan, Class 5 consists of all Tort Claims. Class 5 is Impaired.

     The Plan provides that the insured portion of an Allowed Tort Claim will be paid solely and exclusively: (a) from the proceeds of insurance relating to such Insured Claim as and when such proceeds are received; or (b) by the applicable insurance carrier to the extent of such insurance.

     To the extent that any portion of an Allowed Tort Claim is not an Insured Claim, on the Final Distribution Date, the holders will receive a pro rata share of the Class 5 Distribution. The Class 5 Distribution consists of the New Warrants allocated for payment of Class 5 Claims, the amount of which is determined by multiplying the Ratable Class 5 Portion by the amount of New Warrants.

     The "Ratable Class 5 Portion" is a fraction,

          o the numerator of which is the amount estimated under the Estimation Order to be the maximum aggregate amount of all Allowed Tort Claims minus those Allowed Tort Claims that are estimated to be Allowed Insured Claims, and

          o    the denominator of which is the Unsecured Claim Total.

     See section X.E., "Procedures for Distributions Under the Plan--Distribution to Class 5" for information on how distributions will be made under the Plan with respect to Tort Claims. The Plan provides that there will be no distribution with respect to a Claim otherwise entitled to receive New Warrants if the distribution with respect to that Claim would require the issuance of less than one whole New Warrant. However, the Debtors and the Reorganized Debtors have reserved the right to distribute to any such holder who as a result receives no distribution with respect to such Claim such other consideration as the Bankruptcy Court may direct and to which the Senior Lender Steering Committee consents.

     Class 6 -- Summary of Distributions to Holders of Senior Subordinated Note Claims.

     Under the Plan, Class 6 consists of all Senior Subordinated Note Claims. Class 6 is Impaired. On or as soon as reasonably practicable after the later of the Effective Date and the first Business Day 30 calendar days after the date a Senior Subordinated Note Claim becomes Allowed, the holder of that Allowed Class 6 Claim will receive its pro rata share of the Class 6 Distribution. The Class 6 Distribution consists of the New Warrants allocated for payment of Class 6 Claims, the amount of which is determined by multiplying the Ratable Class 6 Portion by the amount of New Warrants.

     For the purpose of calculating the distribution of New Warrants to holders of Class 6 Claims:

     "Ratable Class 6 Portion" means a fraction,

          o the numerator of which is the sum of, without duplication, the amount of Claims in Class 6 that are estimated to be Allowed pursuant to the Estimation Order plus the amount of the Allowed Claims in Class 6, and

          o    the denominator of which is the Unsecured Claim Total.

     In addition, as with Class 4 Claims, because the initial distribution of New Warrants with respect to Class 6 Claims will be based on an estimate of the amount of Claims in Class 6 that are likely to be Allowed, Catch-up Distributions will be made with respect to Class 6 Claims after determinations are made as to the amount of Allowed Claims. The initial distributions and the Catch-up Distributions for Class 6 Claims will be made in the same manner as that described above for Class 4 Claims.

     The distributions under the Plan take into account the relative priority of the Claims in each Class in connection with any applicable contractual subordination provisions. For this reason, the distributions to the holders of Senior Subordinated Note Claims in Class 6 will not be subject to levy, garnishment, attachment or other legal process by any holder of indebtedness senior to the indebtedness represented by Senior Subordinated Note Claims because of contractual subordination rights. On the Effective Date, all holders of Claims will be deemed to have waived any and all contractual subordination rights that they may have with respect to a distribution, and the Confirmation Order will permanently enjoin, effective as of the Effective Date, all holders of Senior Lender Claims from enforcing or attempting to enforce any such rights with respect to the distributions under the Plan to the holders of Senior Subordinated Note Claims in Class 6.

     The Plan provides that there will be no distribution with respect to a Claim otherwise entitled to receive New Warrants if the distribution with respect to that Claim would require the issuance of less than one whole New Warrant. However, the Debtors and the Reorganized Debtors have reserved the right to distribute to any such holder who as a result receives no distribution with respect to such Claim such other consideration as the Bankruptcy Court may direct and to which the Senior Lender Steering Committee consents.

     Class 7 --Summary of Distributions to Holders of Interdebtor Claims.

     Under the Plan, Class 7 consists of all Interdebtor Claims. Class 7 is Impaired. No distributions will be made on account of Interdebtor Claims under the Plan.

     Under the Bankruptcy Code, the holders of Interdebtor Claims are conclusively presumed to reject the Plan and the votes of those holders will not be solicited with respect to those Claims.

     Class 8 -- Summary of Distributions to Holders of AMF Affiliate Claims

     Under the Plan, Class 8 consists of all AMF Affiliate Claims. Class 8 is Impaired.

     On or as soon as reasonably practicable after the later of the Effective Date and the first Business Day after the date that is 30 calendar days after the date an AMF Affiliate Claim becomes Allowed, that Allowed AMF Affiliate Claim will be reinstated on terms and conditions that are satisfactory to Reorganized AMF.

     Class 9 -- Summary of Distributions to Holders of Equity Interests.

     Under the Plan, Class 9 consists of all Equity Interests. Class 9 is Impaired. BINC is the holder of 100 percent of the outstanding common stock of Holdings. Holdings is the holder of 100 percent of the issued and outstanding common stock of WINC. BINC and Holdings will not receive any distribution under the Plan in respect of their Class 9 Interests, and all shares of common stock held by BINC in Holdings and held by Holdings in WINC, together with any other Equity Interests they hold in the Debtors, will be cancelled as of the Effective Date.

     All Equity Interests in Debtors other than Holdings and WINC (other than any such Equity Interest held by another Debtor or an AMF Affiliate) are required to be delivered to the Debtor that issued them. Each Debtor (other than Holdings and WINC) will have the right, in its sole discretion, to cancel or reissue those Equity Interests in accordance with applicable provisions of the Plan.

     Each holder of an Equity Interest that is cancelled under the Plan will neither receive nor retain any property or interest in property on account of that Equity Interest.

     Because they will receive no distribution under the Plan, the holders of Equity Interests are conclusively presumed to reject the Plan under the Bankruptcy Code, and their votes will not be solicited with respect to those Equity Interests.

     Class 10 -- Summary of Distributions to Holders of Existing Securities Law Claims.

     Under the Plan, Class 10 consists of all Existing Securities Law Claims. Class 10 is Impaired. No distribution will be made with respect to any Existing Securities Law Claim under the Plan. The Debtors do not believe that any Class 10 Claims exist.

     Class 11 -- Summary of Distributions to Holders of Section 510(c) Claims.

     Under the Plan, Class 11 consists of all Section 510(c) Claims. Class 11 is Impaired. No distribution will be made with respect to any Section 510(c) Claim under the Plan. The Debtors do not believe that any Section 510(c) Claims exist.

                      Important Note on Estimates

               The estimates in the tables and summaries in this Disclosure Statement may differ from actual distributions because of variations in the nature and amount of the Exit Facility, the asserted or estimated amounts of Allowed Claims, the existence of disputed Claims and other factors. Statements regarding projected amounts of Claims or distributions (or the value of such distributions) are estimates by the Debtors based on current information and are not representations as to the accuracy of these amounts. Except as otherwise indicated, these statements are made as of November 7, 2001, and the delivery of this Disclosure Statement will not, under any circumstances, imply that the information contained in this Disclosure Statement is correct at any other time. Any estimates of claims or interests in this Disclosure Statement may vary from the final amounts of claims or interests allowed by the Bankruptcy Court.


               In addition, the estimated valuation of the Reorganized Debtors and the Plan Securities, and the estimated recoveries to holders of Claims, is not intended to represent the value at which Reorganized AMF's securities could be sold if a market for those securities emerges. See section IV, "Risk Factors."

     F. Confirmation Hearing

     The Court will hold the Confirmation Hearing at the following time and place:

                         Confirmation Hearing

               Date and Time: commencing at 9:30 a.m. (Eastern time), on January 10, 2002.

               Place: the United States Bankruptcy Court, Eastern
               District of Virginia, 1100 E. Main Street, Third Floor, Richmond, Virginia 23219.

               Judge: Bankruptcy Judge David H. Adams.

               The Confirmation Hearing may be adjourned from time to time on announcement in the Bankruptcy Court on the scheduled date for the hearing. No further notice will be required to adjourn the hearing.

     At the Confirmation Hearing, the Bankruptcy Court will:

     o determine whether sufficient majorities in number and dollar amount from each Voting Class have delivered properly executed votes accepting the Plan to approve the Plan;

     o hear and determine objections, if any, to the Plan and to confirmation of the Plan that have not been previously disposed of;

     o determine whether the Plan meets the confirmation requirements of the Bankruptcy Code; and

     o    determine whether to confirm the Plan.

     Any objection to confirmation of the Plan must be in writing and filed and served as required by the Bankruptcy Court under the order approving this Disclosure Statement. That order requires any objections to the confirmation of the Plan to be served so as to be received on or before December 20, 2001 by the following persons:

     o the Office of the United States Trustee for the Eastern District of Virginia, 200 Granby Street, Room 625, Norfolk, Virginia 23570, Attn.:
          Robert B. Van Arsdale, Esq.;

     o Co-counsel for the Debtors, Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York 10019, Attn.: Marc Abrams, Esq.;

     o Co-counsel for the Debtors, McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia 23219, Attn.: Dion Hayes, Esq.;

     o General counsel to the Debtors, Daniel McCormack, Esq., AMF Bowling Worldwide, Inc., 8100 AMF Drive, Mechanicsville, Virginia 23111;

     o Counsel to the DIP Lenders, Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, Attn.: Constance Fratianni, Esq.;

     o Co-counsel to the Senior Lenders, Weil, Gotshal & Manges, LLP; 767 Fifth Avenue, New York, New York 10153, Attn.: Brian S. Rosen, Esq.;

     o Co-counsel to the Senior Lenders, Hunton & Williams, Riverfront Plaza, 951 East Byrd Street, Richmond, Virginia 23219, Attn.: Benjamin Ackerly, Esq.;

     o Co-counsel to the Creditors' Committee, Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, Attn.: Steven R. Gross, Esq.; and

     o Co-counsel to the Creditors' Committee, Troutman Sanders Mays & Valentine LLP, 1111 East Main Street, Richmond, Virginia 23219, Attn.:
          Jonathan L. Hauser, Esq.

     Objections to the materials contained in the Plan Supplement may be filed and served in the manner described above so as to be received on or before December 27, 2001.

     G. Claims Represented by Book-Entry Positions with The Depository Trust Company-- Senior Subordinated Note Claims

     Promptly after the Effective Date and in accordance with section 5.6 of the Plan, the Disbursing Agent will instruct DTC to cancel the existing positions with respect to the Senior Subordinated Notes (including the global certificate held in the name of DTC's nominee Cede & Co.) of each financial institution that is a participant in DTC's book-entry transfer facility system. Simultaneously with that cancellation, DTC will execute a book-entry credit for the benefit of each such financial institution with the number of New Warrants to be issued to such holder of Senior Subordinated Notes under the Plan (a "book-entry exchange"). In connection with this book-entry exchange, the Disbursing Agent will deliver to the warrant agent a global certificate, to be registered in the name of Cede & Co., representing all of the New Warrants to be issued with respect to the Senior Subordinated Note Claims under the Plan.

     A beneficial owner of Claims represented by instruments that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial owner wishes to participate.

     H. Cancellation of Existing Securities and Agreements

     The Plan provides for the cancellation on the Effective Date, without any further action by the Debtors or the holders of the Equity Interests (except for the purpose of evidencing a right to distributions under the Plan of Reorganization), of all the agreements, instruments and other documents evidencing Claims or Equity Interests (except as otherwise expressly provided in the Plan or the Confirmation Order) or rights of any holder of a Claim against the Debtors, including options or warrants to purchase Equity Interests and any agreement obligating the Debtors to issue, transfer, or sell Equity Interests or the Senior Subordinated Notes.

      II. PRINCIPAL CHARACTERISTICS OF NEW AMF COMMON STOCK, NEW WARRANTS
                               AND NEW AMF NOTES

          The Following Summary Is Not a Complete Description of the Plan or the Plan Securities

               This section provides a summary of the securities to be issued on or after the Effective Date of the Plan and certain other matters contemplated to occur under or in connection with confirmation of the Plan. This summary highlights certain substantive provisions of the Plan and Plan Securities, but is not, nor is it intended to be, a complete description of the Plan and Plan Securities or a substitute for a full and complete reading of the Plan, the Plan Supplement and their exhibits.

               The Debtors encourage you to read the entire Plan, the Plan Supplement and their exhibits carefully before deciding how to vote on the Plan.

     The Plan provides that the capital structure of Reorganized AMF will be comprised of New AMF Notes, New AMF Common Stock, New Warrants and loans under the Exit Facility. The principal features of the Plan Securities are summarized below, and the Exit Facility is described in section III.B., "Exit Facility."

     A. New AMF Notes

     The New AMF Notes will be issued in an aggregate initial principal amount of $150,000,000 in respect of Allowed Class 2 Claims under the Plan. The New AMF Notes will be issued under the New Senior Subordinated Note Indenture, to be entered into between Reorganized AMF and a trustee to be selected by Reorganized AMF. The form of the New Senior Subordinated Note Indenture, which contains the form of the New AMF Notes, will be included in the Plan Supplement. The New Senior Subordinated Note Indenture will be qualified under the Trust Indenture Act of 1939, as amended, but the New AMF Notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). The following summary of the New AMF Notes is not a complete description of their terms and is qualified in its entirety by reference to the New Senior Subordinated Note Indenture, the form of which will be included in the Plan Supplement.

     The New AMF Notes will be senior subordinated obligations of Reorganized AMF with the following material terms:

     o The New AMF Notes will bear simple interest at 13 percent per year, payable semi-annually.

     o The New AMF Notes will mature six years and six months after the Effective Date.

     o The New AMF Notes will be subject to redemption at such times, prices and terms as are customary for notes of this type, as set forth in the New Senior Subordinated Note Indenture.

     o Payment of the New AMF Notes will be expressly subordinated to payment of the Exit Facility (and any other indebtedness designated as senior indebtedness under the

          New Senior Subordinated Note Indenture). The New AMF Notes will rank pari passu with all other existing and future unsecured debt of Reorganized AMF.

     o The New Senior Subordinated Note Indenture is expected to contain affirmative and negative covenants customary for senior subordinated notes of this type.

     o Under the procedure for selecting an Exit Facility contemplated by the Debtors, the Senior Lenders are required to elect whether the New AMF Notes will be secured by a junior lien on all of the assets of Reorganized AMF on or prior to 20 Business Days before the Confirmation Hearing.

     If the New AMF Notes are not paid when due, the holders will be entitled to exercise their rights and remedies under the New Senior Subordinated Note Indenture and applicable law.

     Upon a change of control, Reorganized AMF will be required to:

     o offer to repurchase the New AMF Notes at 101 percent of their principal amount, plus accrued interest; and

     o have the right to redeem the New AMF Notes at 110 percent of their principal amount, plus accrued interest.

          "Change of control" is expected to include the acquisition of more than 50 percent of the New AMF Common Stock by a single person (other than certain principal stockholders), a merger of Reorganized AMF such that a single person (other than certain principal stockholders) owns 50 percent or more of the voting stock of the surviving entity or the sale of all or substantially all of Reorganized AMF's assets.

     Reorganized AMF will undertake to use its reasonable best efforts to have the New AMF Notes rated by Standard & Poor's Corporation and Moody's Investor Service, Inc. within 90 days of the Effective Date.

     B. New AMF Common Stock

     The authorized capital stock of Reorganized AMF will consist of 20,000,000 shares of New AMF Common Stock, par value $0.01 per share, and 5,000,000 shares of voting preferred stock, par value $0.01 per share. The Debtors expect that an aggregate of 10,000,000 shares of New AMF Common Stock will be issued with respect to the Senior Lender Claims under the Plan, with an additional 1,363,636 shares reserved for issuance upon exercise of the New Warrants and an additional 1,549,587 shares reserved for issuance in connection with the New Management Options to be granted under the New Management Incentive Plan.

     The New AMF Common Stock has the following material terms:

     o The holders of New AMF Common Stock will be entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.

     o Reorganized AMF will be subject to certain limitations on the declaration and payment of dividends under the terms of the New Senior Subordinated Note

          Indenture and the Exit Facility, and it is not anticipated that any cash dividends will be paid on the New AMF Common Stock for the foreseeable future.

     o Upon a liquidation, dissolution or winding up of Reorganized AMF, holders of New AMF Common Stock would have the right to a ratable portion of assets remaining after payment of liabilities and any outstanding preferred stock. The holders of New AMF Common Stock will have no preemptive rights.

     o No preferred stock is being issued under the Plan, and no preferred stock will be outstanding on the Effective Date. However, under the Amended Certificate of Incorporation, Reorganized AMF will be able to issue shares of voting preferred stock having such terms as the Board of Directors may authorize from time to time.

     C. New Warrants

     New Warrants will be issued to holders of Allowed Claims in Class 4, Class 5 and Class 6. The New Warrants will be issued under the New Warrant Agreement to be entered into as of the Effective Date between Reorganized AMF and a warrant agent to be selected by Reorganized AMF. The following summary of the New Warrants is not a complete description of their terms and is qualified in its entirety by reference to the New Warrant Agreement, the form of which will be included in the Plan Supplement.

     o Holders of the New Warrants will together have the right to purchase an aggregate of 1,363,636 shares of New AMF Common Stock. These shares represent 12 percent of the shares to be issued under the Plan, assuming the exercise in full of the New Warrants, but without giving effect to the exercise, if any, of the New Management Options to be granted under the New Management Incentive Plan.

     o The exercise price of the New Warrants will be $23.69 per share, based on an assumed Enterprise Value of $665,000,000 plus $25,000,000 (for purposes of calculating the exercise price), and assuming the Reorganized Company will have $453,124,000 of funded indebtedness outstanding upon consummation of the Plan.

     o The exercise period for the New Warrants will begin on the Effective Date and will expire at 5:00 p.m., Eastern time on the seventh anniversary of the Effective Date. Each New Warrant not exercised before the expiration of this exercise period will become void, and all rights thereunder will terminate.

     o The New Warrants will be fully transferable, subject to any restrictions under applicable securities or other laws.

     The number and kind of securities purchasable upon the exercise of the New Warrants and the exercise price therefor will be subject to adjustment on the occurrence of certain events as set forth in the New Warrant Agreement, including:

     o the issuance of New AMF Common Stock as a dividend or distribution on the New AMF Common Stock; and

     o subdivisions, reclassifications and combinations of the New AMF Common Stock.

In such an event, the number of shares purchasable upon exercise of the New Warrants will be adjusted so that the holders receive the kind and number of shares or other securities the holder would have received if its New Warrants had been exercised immediately before the event, and the exercise price will be adjusted accordingly. The terms of the New Warrants will be similarly adjusted upon a reorganization, merger or consolidation of Reorganized AMF, or the sale or other transfer of all or substantially all of its assets, so that the holders of the New Warrants will be entitled to receive, upon the exercise of their New Warrants, the amount of securities, cash or other property that would have been payable if their New Warrants been exercised immediately prior to such event. However, the holders of the New Warrants will not be entitled to any other protections on a change of control of Reorganized AMF.

     If Reorganized AMF distributes to the holders of New AMF Common Stock indebtedness, cash or assets (excluding cash dividends or distributions from retained earnings or surplus legally available for such dividends or distributions), the exercise price of the New Warrants will be adjusted based on the value of the assets distributed (as reflected in the market price of the New AMF Common Stock).

     However, no adjustment in the number of shares purchasable or the exercise price will be required in connection with:

     o the issuance of New AMF Common Stock, warrants, options or other securities under the New Management Incentive Plan;

     o the issuance of New AMF Common Stock, warrants, options or other securities under any director or employee incentive plan, purchase plan or dividend reinvestment plan approved by the board of directors of Reorganized AMF;

     o the issuance of New AMF Common Stock upon the exercise of the New Warrants or as otherwise authorized under the Plan;

     o the issuance of New AMF Common Stock, or other securities convertible into or exchangeable or exercisable for New AMF Common Stock, for a consideration that is less than the then-current market price of the New AMF Common Stock; or

     o    a change in the par value of the New AMF Common Stock.

In addition, no adjustment will be required: (a) if in connection with any of the events that would otherwise give rise to an adjustment, the holders of the New Warrants receive such rights, securities or assets as such holders would have been entitled if the New Warrants had been exercised immediately before such event; or (b) unless such an adjustment would require at least a 1.0 percent change in the aggregate number of shares of New AMF Common Stock issuable upon the hypothetical exercise of a New Warrant (but any adjustment requiring a change of less than 1.0 percent will be carried forward and taken into account in any subsequent adjustment).

     Reorganized AMF and the warrant agent may supplement or amend the New Warrant Agreement with the approval of the holders of a majority of the outstanding New Warrants.

     No fractional shares of New AMF Common Stock or fractional New Warrants or cash in lieu of fractional shares or fractional New Warrants will be distributed under the Plan. In connection with distributions under the Plan, fractional shares of New AMF Common Stock or fractional New Warrants will be rounded down to the next whole number or zero, as applicable. Fractional shares or New Warrants that are not distributed because of this rounding will be returned to Reorganized AMF and cancelled. The Plan provides that there will be no distribution with respect to a Claim otherwise entitled to receive New Warrants if the distribution with respect to that Claim would require the issuance of less than one whole New Warrant. However, the Debtors and the Reorganized Debtors have reserved the right to distribute to any such holder who as a result receives no distribution with respect to such Claim such other consideration as the Bankruptcy Court may direct and to which the Senior Lender Steering Committee consents.

     D. Registration Rights Agreement

     On the Effective Date, Reorganized AMF will execute and deliver the Registration Rights Agreement, which provides holders of 10 percent or more of the New AMF Common Stock as of the Effective Date (the "Principal Holders") with certain rights to require Reorganized AMF to register their shares of New AMF Common Stock, including shares issuable upon the exercise of their New Warrants. No registration rights will be provided with respect to the New Warrants themselves or the New AMF Notes or to holders of New AMF Common Stock other than the Principal Holders. The following summary is qualified in its entirety by reference to the Registration Rights Agreement, which will be included in the Plan Supplement.

     Under the Registration Rights Agreement, Reorganized AMF will use its reasonable best efforts to (a) register the New AMF Common Stock held by a Principal Holder upon a request by one or more Principal Holders to register New AMF Common Stock held by the Principal Holders with a market value generally of at least $25 million in the aggregate and (b) in connection with any registered offering of the New AMF Common Stock by Reorganized AMF, register the New AMF Common Stock of Principal Holders that wish to sell their New AMF Common Stock in the offering. Under the terms of the Registration Rights Agreement, each Principal Holder is limited to a specified number of "demand" registrations under clause (a) above. In addition, the requests for registration are subject to other limitations and cut-backs, as set forth in the Registration Rights Agreement.

     The registration rights will not apply to New AMF Common Stock to the extent that: (a) a registration statement with respect to the sale of New AMF Common Stock has been declared effective under the Securities Act and the holders' shares of New AMF Common Stock have been disposed of under that registration statement; (b) the holders' shares of New AMF Common Stock have been disposed of under Securities Act Rule 144 or another exemption from the registration requirements of the Securities Act under which the shares of New AMF Common Stock are thereafter freely tradable without restriction under the Securities Act; or (c) the holders' shares of New AMF Common Stock may be disposed of under Rule 144 within Rule 144's volume limitations within a 90 day period or under Securities Act Rule 144(k).

     Holders of 10 percent or more of the New AMF Common Stock will be entitled to receive the rights granted under the Registration Rights Agreement by executing and delivering it to Reorganized AMF no later than thirty days after the Effective Date.

     E. Summary of the Reorganized AMF Amended Certificate of Incorporation and By-Laws

     Copies of the Amended Certificate of Incorporation and By-laws for Reorganized AMF will be included in the Plan Supplement. The following is a brief summary of the principal provisions of the Amended Certificate of Incorporation and By-laws.

     The authorized capital stock of Reorganized AMF will consist of 20,000,000 shares of New AMF Common Stock, par value $0.01 per share, and 5,000,000 shares of voting preferred stock, par value $0.01 per share. The board of directors of Reorganized AMF may issue such preferred stock, and designate the terms thereof (including with respect to voting rights, dividends, liquidation preferences and conversion rights), without the need for stockholder approval. Reorganized AMF has no present plans to issue preferred stock. On the Effective Date, Reorganized AMF will file the Amended Certificate of Incorporation with the Secretary of State of Delaware and the Amended By-laws will be deemed adopted by the Board of Directors of Reorganized AMF.

     The Amended Certificate of Incorporation will, among other things:

     o not authorize the issuance of non-voting equity securities, as and to the extent required by sections 1123(a) and (b) of the Bankruptcy Code; and

     o provide for general indemnification of the officers and directors of Reorganized AMF and the ratification of Reorganized AMF's assumption under section 8.5 of the Plan of any obligation to indemnify specified representatives with respect to all present and future actions, suits, and proceedings against the Reorganized Company or those representatives, based on any act or omission for or on behalf of the Debtors.

     An amended certificate of incorporation or other applicable organizational documents for each of the Reorganized Debtors (other than Reorganized AMF) will also be filed with the applicable Secretary of State. Such amended certificates will prohibit the issuance of nonvoting equity securities, if necessary.

     On the Effective Date, the operation of the Reorganized Debtors will become the general responsibility of their respective Boards of Directors or, with respect to limited liability companies or partnerships, other equivalent internal governance entities who will, thereafter, have the responsibility for the management, control and operation of the Reorganized Debtors. For more information on the nominees to the Board of Directors of Reorganized AMF, see section III.M., "Treatment of Officers and Directors" below.

                        III. IMPLEMENTATION OF THE PLAN

     A. New Securities and Exit Facility

     If the Plan is confirmed and approved by the Bankruptcy Court, it will be implemented through the actions described in this section. In accordance with section 5 of the Plan, the relevant Reorganized Debtors will:

     o    issue the New AMF Notes and the New AMF Common Stock on the Effective
          Date;

     o issue the New Warrants (except for the New Warrants to be issued in connection with the resolution of the Disputed Claims and with respect to Claims in Class 5) on the later of the Effective Date and the first Business Day 30 calendar days after the date the Bankruptcy Court enters the Estimation Order;

     o execute and deliver the New Senior Subordinated Note Indenture, the New Warrant Agreement and the Registration Rights Agreement on the Effective Date; and

     o if the Exit Facility is the Senior Lender Facility, issue the Senior Lender Facility Notes on the Effective Date.

     B. Exit Facility

     As of the date of this Disclosure Statement, the Debtors do not yet have a binding commitment for the financing of the amounts payable under the Plan and their ongoing working capital requirements after the Effective Date. The Plan contemplates that the Debtors will select either the proposed Senior Lender Facility or the Third Party Facility, if an acceptable Third Party Facility can be found.(1) The selection of the Exit Facility will be described in a notice filed with the Bankruptcy Court at least 22 days before the date of the Confirmation Hearing. The assumptions relating to projections and the recoveries with respect to Claims used throughout this Disclosure Statement are based on the assumption that the Exit Facility will be the Third Party Facility with the terms described below.

     1. Third Party Facility

     The Debtors have been engaged in negotiations regarding the terms of an Exit Facility to be provided by a third party lender. Although the Debtors do not yet have a binding commitment for a Third Party Facility, they expect it to comprise a facility for $300,000,000 in aggregate principal amount of term loans and a revolving credit facility available up to a maximum aggregate amount of $50,000,000 (under which Reorganized Debtors would not be permitted to borrow any funds on the Effective Date). If the Third Party Facility is the Exit Facility, one or more of the Reorganized Debtors would borrow $300,000,000 under term loan notes on the Effective Date to satisfy (a) its cash payment obligations in connection with the Plan and (b) the amounts, if any, necessary to satisfy the Reorganized Company's minimum cash requirements of $12,000,000 on or after the Effective Date. The Debtors expect any Third Party Facility to contain additional terms and conditions customary for an exit facility of similar size under similar circumstances. Such additional terms must be reasonably satisfactory to the Senior Lender Steering Committee.

     If the Reorganized Debtors do not consummate the Third Party Facility as the Exit Facility, the Debtors expect that the Reorganized Debtors will consummate the Senior Lender Facility on the terms described below.

     2. Senior Lender Facility

     Although they do not yet have a binding commitment, the Debtors have reached an agreement in principle with the Senior Lender Steering Committee relating to a proposed Senior Lender Facility (the "Senior Lender Facility Proposal"). Under the Senior Lender Facility Proposal, one or more of the Reorganized Debtors and the Senior Lenders would enter into a Senior Lender Facility consisting of

     (a)  a Senior Lender Term Loan Facility comprised of

     o the Senior Lender Tranche A Facility, which would be a term loan facility in an original principal amount of $100,000,000 (minus (a) the amounts, if any, necessary to satisfy the Reorganized Company's minimum cash requirements of $12,000,000 on or after the Effective Date; (b) amounts necessary to pay Allowed Claims (other than Senior Lender Claims) under the Plan, to the extent such Allowed Claims are to be paid in Cash under the Plan, including, but not limited to, the DIP Refinancing


----------

(1) At the request of the Creditors' Committee, the Debtors have entered into a confidentiality agreement with another third-party financial institution pursuant to which they are providing that institution with financial and other information about the Debtors in connection with a due diligence investigation. The Debtors cannot assure you that this investigation will result in the execution of a commitment letter relating to an Exit Facility.

          Amount and the Senior Lender Origination Fee; and (c) amounts to be reserved in respect of items (a) and (b)); and


     o the Senior Lender Tranche B Facility, which would be a term loan facility in an original principal amount of up to $200,000,000, and

     (b) the Senior Lender Revolving Facility, a revolving credit facility available up to an aggregate amount of $90,000,000, which would be drawn on to pay (a) the amounts, if any, necessary to satisfy the Reorganized Company's minimum cash requirements of $12,000,000 on or after the Effective Date; and (b) amounts necessary to pay Allowed Claims (other than Senior Lender Claims) under the Plan, to the extent such Allowed Claims are to be paid in Cash under the Plan, including, but not limited to, the DIP Refinancing Amount and the Senior Lender Origination Fee.

     The Senior Lender Facility would contain other customary terms and conditions for facilities of a similar size issued under similar circumstances. As noted above, the Debtors do not yet have a binding commitment relating to a Senior Lender Facility and cannot assure you that they will receive such a binding commitment on terms acceptable to the Debtors.

     C. Termination and Discharge of All Existing Debts, Claims and Equity Interests

     Except as expressly provided for in the Plan or in the Confirmation Order, the rights afforded in, and the payments and distributions made under, the Plan will:

     o discharge all existing debts and Claims and terminate all Equity Interests of any kind, nature or description against or in the Debtors or any of their assets or properties to the fullest extent permitted by section 1141 of the Bankruptcy Code (except for certain interdebtor equity interests that the Reorganized Debtors will continue to maintain for corporate organizational purposes each as described below); and

     o result in all holders of Claims and Equity Interests being precluded and enjoined from asserting against the Reorganized Debtors, or any of their assets or properties, any other or further Claim or Equity Interest based on any act or omission, transaction, or other activity of any kind or nature that occurred before the Effective Date, whether or not the holder of that Claim or Equity Interest filed a proof of claim or proof of equity interest.

     The effect of these provisions will be that on the Effective Date, in consideration of the distributions to be made under the Plan, the Senior Lender Agreements, Senior Subordinated Notes, common stock (except for certain common stock relating to interdebtor corporate organizational holdings as described below), stock options, stock-based compensation, any documents and agreements relating thereto, and all other Claims and Equity Interests will be cancelled, and all obligations of the Debtors under or in respect of them will be terminated.

     For internal corporate organizational purposes, the Plan provides that all Equity Interests in each of the Debtors other than Holdings and WINC are to be delivered to such Debtor. Such Debtor will have the right, in its sole discretion, to cancel or reissue such Equity Interests in accordance with applicable provisions of the Plan. Each holder of an Equity Interest that is cancelled pursuant to the Plan will neither receive nor retain any property or interest in property on account of such Equity Interest. These provisions will have the effect of allowing Reorganized AMF to dissolve or maintain those of its direct and indirect subsidiaries as it deems necessary for corporate organizational purposes.

     D. Deemed Consolidation of Debtors

     Under the Plan, the Debtors will be deemed consolidated and treated as a single entity for the following purposes, but only for the following purposes:

     o no distributions will be made under the Plan on account of the Interdebtor Claims or Equity Interests;

     o all guaranties by any of the Debtors of the obligations of any other Debtor arising before the Effective Date will be eliminated so that any Claim against any Debtor and any guaranty of that Claim executed by any other Debtor, and any joint and several liability of any of the Debtors, will be treated as a single obligation of the consolidated Debtors viewed as a single entity; and

     o each and every Claim filed or to be filed in a Reorganization Case of any of the Debtors will be deemed filed against all of Debtors as a single entity and will be deemed to be a single Claim against and, to the extent that Claim is Allowed, a single obligation of the consolidated Debtors viewed as a single entity.

     Except as otherwise provided in the Plan, the deemed consolidation of the Debtors, however, will not (other than for purposes related to funding distributions under the Plan and as described above) affect any of the following:

     o    the legal and organizational structure of the Reorganized Debtors; or

     o pre- or post-Commencement Date guaranties, liens, and security interests that are required to be maintained:

          (a) in connection with executory contracts or unexpired leases that were entered into during the Reorganization Cases or that have been or will be assumed;

          (b)  under the Plan; or

          (c) in connection with any financing entered into by the Reorganized Debtors on the Effective Date; or

     o    distributions out of any insurance policies or proceeds of policies.

     Substantive consolidation is an equitable remedy that the Bankruptcy Court may be asked to apply in cases that involve affiliated debtors. As contrasted with procedural consolidation,(1) substantive consolidation may affect the substantive rights and obligations of creditors and debtors. Substantive consolidation involves the pooling and merging of the assets and liabilities of the affected debtors; all of the debtors in the substantively consolidated group are treated as if they were a single corporate and economic entity. The consolidated assets create a single fund from which all claims against the consolidated debtors are satisfied. Consequently, a creditor of one of the substantively consolidated


----------

(1) Procedural consolidation is the administrative process (contemplated by Bankruptcy Rule 1015(b)) whereby the proceedings of two or more affiliated debtors are conducted as part of a single proceeding for the convenience of the bankruptcy court and parties in interest. Procedural consolidation does not affect the substantive rights of the debtors or their respective creditors and interest holders. These Reorganization Cases were procedurally consolidated by order of the Bankruptcy Court dated July 3, 2001.

debtors is treated as a creditor of the substantively consolidated group of debtors and issues of individual corporate ownership of property and individual corporate liability on obligations are ignored. However, substantive consolidation does not affect the debtors' separate corporate existence or independent ownership of property for any purposes other than for making distributions of property under a plan of reorganization or otherwise as necessary to implement the plan.

     Substantive consolidation generally has the effect of, among other things, eliminating:

     o cross-corporate guaranties by one debtor of the obligation of another debtor in the substantively consolidated group,

     o duplicative claims against more than one debtor in the substantively consolidated group, and

     o    intercompany claims between the substantively consolidated debtors.

     The power to substantively consolidate interrelated reorganization cases arises from the general equitable powers of a bankruptcy court set forth in section 105 of the Bankruptcy Code. Numerous courts have stated that the appropriateness of substantive consolidation is to be determined on a case-by-case basis. Among the factors courts consider in determining whether to allow substantive consolidation are: (a) whether creditors dealt with the debtor entities as a single economic unit and did not rely on their separate identities in extending credit, and (b) whether the affairs of the debtors are so entangled that the consolidation will benefit all creditors of the debtors' estates. Recent case law also suggests that federal courts in Virginia would weigh the harm to creditors' recoveries that could result from maintaining the debtors as separate entities against the benefits consolidation would have for creditors' recoveries.

     In determining whether to allow substantive consolidation, courts in the Fourth Circuit of the U.S. federal court system (the Circuit in which the Reorganization Cases are being heard) also consider the following additional factors: (a) the presence or absence of consolidated financial statements; (b) the existence of inter-company guaranties or loans; (c) the unity of interest and ownership between the various corporate entities; (d) the transfer of assets without formal observance of corporate formalities; (e) the degree of difficulty in segregating and ascertaining individual assets and liabilities; (f) common directors and/or officers shared by the parents, affiliates and subsidiaries; and (g) whether the debtors' estates would realize cost reductions that could result in increased distributions to creditors through consolidation of the debtors' operations at fewer locations.

     The Debtors believe they satisfy the requirements for substantive consolidation and that substantive consolidation of the Debtors' Estates will facilitate confirmation of the Plan and foster similarity and fairness of treatment of holders of Claims. Unless consolidation has been approved by a prior order of the Bankruptcy Court, the Plan will serve as a motion seeking entry of an order consolidating the Reorganization Cases. Unless an objection to consolidation is made in writing by any party in interest affected by the Plan no later than the deadline for the filing of objections to the Plan, the Consolidation Order may be entered by the Bankruptcy Court. If any objections are timely filed, a hearing will be scheduled by the Bankruptcy Court, which hearing may, but need not, coincide with the Confirmation Hearing.

     E. Corporate Organization of the Reorganized Company and Reorganized
Debtors

     As discussed in section I.E.2., "Summary of Distributions Under the Plan" above, the Plan provides that all Equity Interests in Holdings and WINC will be deemed cancelled as of the Effective

Date. This will leave BINC with no Equity Interest in the Debtors and Reorganized AMF (formerly WINC) as the ultimate parent of the other Debtors. Additionally, under the Plan the Debtors will cancel or reissue the Equity Interests of certain Subsidiary Debtors to simplify their corporate structure.

     The following diagram shows in simplified form the effect of the implementation of the Plan on the corporate hierarchy of BINC, Holdings and WINC. The other Debtors except for those Debtors that will be dissolved under the Plan, along with the Non-Debtor Subsidiaries, will remain direct or indirect subsidiaries of Reorganized AMF. See Exhibit F to this Disclosure Statement for a list of the Debtors that will be reorganized under the Plan and continue to exist from and after the Effective Date.

         Corporate Organization of Pre-Petition and Reorganized Company

                                [GRAPHIC OMITTED]

Note: Holdings is a holding company that has no employees, conducts no operations and holds no assets other than its interests in WINC. Certain of the Subsidiary Debtors are holding companies that similarly have no employees, conduct no operations and hold no assets other than their interests in other WINC subsidiaries. Some of these subsidiaries will be reorganized as different legal entities, combined with other entities or dissolved in connection with the reorganization.

     To facilitate the restructuring of the Debtors, on or as soon as reasonably practicable after the Effective Date, each Debtor and Reorganized Debtor may take actions as may be necessary or appropriate to effect a consolidation, merger, contribution of assets or other transaction in which, among other things, one or more Debtors merges with or transfers substantially all of its assets and liabilities to a Reorganized Debtor or AMF Affiliate, or changes its legal form, as set forth in the Plan Supplement (any such transaction, a "Combination Transaction"). Such actions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, dissolution or reorganization containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable law; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any property, right, liability, duty or obligation on terms consistent with the terms of the Plan;
(c) the filing of appropriate certificates of merger, dissolution or consolidation with the appropriate governmental authorities under applicable law; and (d) all other actions that such Debtor determines are necessary or appropriate, including the making of filings or recordings in connection with the relevant Combination Transaction. The form of each Combination Transaction will be determined by the respective Board of Directors of the Debtor, Reorganized Debtor and/or AMF Affiliate involved (as applicable).

     F. Market and Trading Information

     Reorganized AMF will use commercially reasonable efforts to:

     o issue appropriate releases of information and otherwise comply with the requirements of paragraph (c) of Rule 144 under the Securities Act, and

     o conduct informational meetings with potential investors and research analysts.

     The Debtors do not intend to apply for the listing of the New AMF Common Stock, the New Warrants or the New AMF Notes on a national securities exchange or the NASDAQ Stock Market.

     G. Dividends

     The terms of the Exit Facility and the New Senior Subordinated Note Indenture will restrict Reorganized AMF's ability to pay dividends, and it is not anticipated that any cash dividends will be paid on the New AMF Common Stock for the foreseeable future.

     H. Applicability of Federal and Other Securities Laws

              The Issuance and Resale of the New AMF Common Stock,
             New Warrants and the New AMF Notes Raise Issues Under
                       Federal and State Securities Laws.

               The issuance and resale of the New AMF Common Stock, New Warrants and New AMF Notes under the Plan raise certain securities law issues under the Bankruptcy Code and federal and state securities laws that are discussed in this section. The information in this section should not be considered applicable to all situations or to all holders of Claims receiving New AMF Common Stock, New Warrants or New AMF Notes under the Plan. Holders of Claims should consult their own legal counsel concerning the facts and circumstances relating to the transfer of the Plan Securities.

     No registration statement will be filed under the Securities Act or any state securities laws relating to the initial offer and distribution on the Effective Date under the Plan of the New AMF Common Stock, New Warrants or New AMF Notes. The Debtors believe that the provisions of section 1145(a)(l) of the Bankruptcy Code exempt the initial offer and distribution of the Plan Securities on the Effective Date under the Plan from federal and state securities registration requirements.

     Similarly, no registration statement will be filed under the Securities Act or any state securities laws relating to the offer and sale of the New AMF Common Stock in connection with the exercise of the New Warrants. The Debtors believe that the provisions of section 1145(a)(2) of the Bankruptcy Code exempt the offer and sale of the New AMF Common Stock in connection with the exercise of the New Warrants from federal and state securities registration requirements.

     The Debtors intend to file a registration statement under the Securities Act in connection with the grant of New Management Options and related distribution of the New AMF Common Stock issuable upon exercise of such New Management Options.

          1. Initial Offer and Sale of Securities

     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and under state securities laws if three principal requirements are satisfied:

     o the securities must be offered and sold "under a plan" of reorganization and must be securities of the debtors, of an affiliate "participating in a joint plan" with the debtors or of a successor to the debtors under the plan;

     o the recipients of the securities must hold a prepetition or administrative expense claim against the debtors or an interest in the debtors or such affiliate; and

     o the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtors, or "principally" in such exchange and "partly" for cash or property.

     The Debtors believe that the offer and sale of the New AMF Notes, the New AMF Common Stock, and the New Warrants under the Plan satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and are therefore exempt from registration under the Securities Act and state securities laws. Section 1145(a)(2) of the Bankruptcy Code exempts the offer of a security through the offer and sale of any warrant, option or right to subscribe that was offered and sold under a plan of reorganization in accordance with section 1145(a)(1) of the Bankruptcy Code and the sale of a security upon the exercise of such a warrant, option or right to subscribe. The Debtors believe that the offer and sale of the New AMF Common Stock in connection with exercises of the New Warrants satisfy the requirements of section 1145(a)(2) of the Bankruptcy Code and are therefore exempt from registration under the Securities Act and state securities laws.

     In connection with the confirmation of the Plan, the Debtors will seek from the Bankruptcy Court an order to the effect that:

     o the offer and sale of the New AMF Common Stock, New Warrants and New AMF Notes under the Plan are exempt from registration under the Securities Act and state securities laws under section 1145(a)(1) of the Bankruptcy Code; and

     o the offer and sale of the New AMF Common Stock to be purchased upon exercise of the New Warrants are exempt from registration under the Securities Act and state securities laws under section 1145(a)(2) of the Bankruptcy Code.

          2. Subsequent Transfers Under Federal Securities Laws

     The New AMF Common Stock, New Warrants and New AMF Notes distributed under the Plan will not be "restricted securities" within the meaning of Rule 144 under the Securities Act.

     In general, all resales and subsequent transactions involving the New AMF Common Stock, New Warrants and New AMF Notes offered and sold under the Plan or upon the exercise of the New Warrants will be exempt from registration under the Securities Act under section 4(1) of the Securities Act, unless the holder is deemed to be an "underwriter" with respect to such securities, an "affiliate" of the issuer of such securities or a "dealer." Section 1145(b)(1) of the Bankruptcy Code defines four types of "underwriters":

     o persons who purchase a claim against, an interest in, or a claim for administrative expense against the Debtors with a view to distributing any security received or to be received in exchange for such a claim or interest ("accumulators");

     o persons who offer to sell securities offered or sold under a plan for the holders of such securities ("distributors");

     o persons who offer to buy securities offered or sold under a plan from the holders of the securities, if the offer to buy is (a) with a view to distributing such securities and (b) made under an agreement in connection with the plan or with the offer or sale of securities under the plan; and

     o a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in section 2(11) of the Securities Act.

     Under section 2(11) of the Securities Act, an "issuer" includes any "affiliate" of the issuer, which means any person directly or indirectly controlling or, controlled by the issuer or any person under direct or indirect common control with the issuer. Under section 2(12) of the Securities Act, a "dealer" is any person who engages either for all or part of his or her time, directly or indirectly, as agent, broker or principal, in the business of offering, buying, selling or otherwise dealing or trading in securities issued by another person. Whether or not any particular person would be deemed to be an "underwriter" or an "affiliate" with respect to any security to be issued under the Plan, or would be deemed a "dealer", would depend on various facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any person would be an "underwriter" or an "affiliate" with respect to any security to be issued under the Plan or would be a "dealer."

     In connection with prior bankruptcy cases, the staff of the Commission has taken the position that resales by accumulators and distributors of securities distributed under a plan of reorganization are exempt from the registration under the Securities Act if effected in "ordinary trading transactions." The staff of the Commission has indicated in this context that a transaction may be considered an "ordinary trading transaction" if it is made on an exchange or in the over-the-counter market at a time when the issuer of the security is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and does not involve any of the following factors:

     o (a) concerted action by the recipients of securities issued under a plan in connection with the sale of such securities, or (b) concerted action by distributors on behalf of one or more such recipients in connection with such sales, or (c) both;

     o use of informational documents concerning the offering of the securities prepared or used to assist in the resale of such securities, other than a disclosure statement and supplements thereto and documents filed with the Commission under the Exchange Act; or

     o special compensation to brokers and dealers in connection with the sale of such securities designed as a special incentive to the resale of such securities (other than the compensation that would be paid under arms' length negotiations between a seller and a broker or dealer each acting unilaterally, and not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer).

     The views of the Commission on these matters have not been sought by the Debtors and, therefore, no assurance can be given regarding the proper application of the "ordinary trading transaction" exemption described above. Any person intending to rely on such exemption is urged to consult his or her own counsel as to the applicability thereof to his or her circumstances.

     In addition, Rule 144 provides an exemption from registration under the Securities Act for certain limited public resales of securities by "affiliates" of the issuer of such securities. Rule 144 allows a holder of securities that is an affiliate of the issuer of such securities to sell, without registration, within any three month period a number of shares of such securities that does not exceed the greater of one percent of the number of outstanding securities in question or the average weekly trading volume in the securities in question during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, subject to the satisfaction of certain other requirements of Rule 144 regarding the manner of sale, notice requirements and the availability of current public information regarding the issuer.

     Under the Registration Rights Agreement, the holders of 10 percent or more of New AMF Common Stock as of the Effective Date will be entitled, under certain circumstances, to require Reorganized AMF to register the resale of their New AMF Common Stock under the Securities Act. However, no registration rights will be provided with respect to the New Warrants or the New AMF Notes or to other holders of New AMF Common Stock. See section II.D., "Registration Rights Agreement."

            The New AMF Common Stock, New Warrants and New AMF Notes
             may not be freely tradable under U.S. Securities Laws

               Given the complex nature of the question of whether a particular person may be an underwriter, the Debtors make no representations concerning the right of any person to trade in the New AMF Common Stock, New Warrants or New AMF Notes to be distributed under the Plan. The Debtors recommend that any person that receives New AMF Common Stock, New Warrants or New AMF Notes under the Plan consult his or her own counsel concerning whether they may freely trade such securities.

          3. Subsequent Transfers Under State Law

     The state securities laws generally provide registration exemptions for subsequent transfers by a bona fide owner for his or her own account and subsequent transfers to institutional or accredited investors. Such exemptions are generally expected to be available for subsequent transfers of New AMF Common Stock, the New AMF Notes and the New Warrants.

     Any person intending to rely on these exemptions is urged to consult his or her own counsel as to their applicability to his or her circumstances.

     I. Certain Transactions by Stockbrokers

     Under section 1145(a)(4) of the Bankruptcy Code, stockbrokers are required to deliver a copy of this Disclosure Statement (and any supplements, if ordered by the Bankruptcy Court) at or before the time of delivery of securities issued under the Plan to their customers for the first 40 days after the Effective Date. This requirement specifically applies to trading and other after-market transactions in the securities.

     J. Fractional Shares--Distribution of New AMF Common Stock and New Warrants

     No fractional shares of New AMF Common Stock or fractional New Warrants or cash in lieu of fractional shares or fractional New Warrants will be distributed under the Plan. In connection with distributions under the Plan, fractional shares of New AMF Common Stock or fractional New Warrants will be rounded down to the next whole number or zero, as applicable. Fractional shares or New Warrants that are not distributed because of this rounding will be returned to Reorganized AMF and cancelled.

     The Plan provides that, notwithstanding anything otherwise to the contrary, neither the Debtors nor the Disbursing Agent will have any obligation to make a distribution to a holder of an Allowed Claim in Class 4, 5 or 6 if such distribution would involve the distribution of less than one whole New Warrant. To the extent that an Allowed Claim in Classes 4, 5 or 6 is in an amount less than that which would entitle its holder to receive one whole New Warrant, there will be no distribution under the Plan with respect to such Allowed Claim.

     K. Treatment of Claims and Equity Interests

          1. Generally

     The Plan incorporates the compromise and settlements of certain issues that were resolved through negotiations among the Debtors and the Senior Lender Steering Committee. In connection with these negotiations, the holders of Senior Lender Claims have agreed that certain distributions to which they would otherwise be entitled will be made available to the holders of Senior Subordinated Notes and Allowed Unsecured Claims to promote confirmation of the Plan.

     Holders of Claims against or Equity Interests in the Debtors will receive the treatment under the Plan on account of such Claims or Equity Interests described in the table and discussion in section I.E., "Summary of Distributions to Be Made Under the Plan."

          2. Setoffs

     Except with respect to the Senior Lender Claims, the Debtors and the Reorganized Debtors may, but will not be required to, set off against any Claim (for purposes of determining the Allowed amount of such Claim on which distribution will be made) including any Claim of an AMF Affiliate, any claims of any nature whatsoever that any of the Debtors, the Estates or the Reorganized Debtors may have against the holder of such Claim, but neither the failure to do so nor the allowance of any Claim will constitute a waiver or release by the Debtors or Reorganized Debtors of any such Claim that any of the Debtors, the Estates, or the Reorganized Debtors may have against the holder of such Claim.

     L. Conditions to Confirmation and Consummation

     Under section 9.1 of the Plan, the Plan may not be confirmed unless the Debtors have obtained a binding commitment for the Exit Facility.

     The Debtors may waive the above condition at any time without leave of or notice to the Bankruptcy Court and without any formal action other than proceeding with Confirmation of the Plan, subject to the consent of the Senior Lender Steering Committee, which consent may not be unreasonably withheld.

     Under section 10.1 of the Plan, the Plan may not be consummated unless:

     o    the Confirmation Order has become a Final Order;

     o    the Consolidation Order has been entered;

     o the Exit Facility has been executed and delivered in accordance with the applicable requirements under the Plan;

     o the Reorganized Debtors have sufficient Cash on hand and/or a financing commitment to make timely distributions of cash required under the Plan;

     o the Plan Documents to be entered into as of the Effective Date have been executed and delivered.

     Under section 10.2 of the Plan, the Debtors may waive the requirement that the Confirmation Order become a Final Order and may proceed with consummation of the Plan without leave of or notice to the Bankruptcy Court and without any formal action other than proceeding with consummation of the Plan, subject to the consent of the Senior Lender Steering Committee, which consent may not be unreasonably withheld. If the Debtors perform such a waiver and consummation, the Debtors' waiver of this condition will benefit from the "mootness doctrine", and the act of consummation of the Plan will foreclose any ability to challenge the Plan in court. If the Debtors do not expressly waive this condition, the failure to satisfy or waive this condition may be asserted by the Debtors regardless of the circumstances that give rise to the failure of the condition to be satisfied (including, without limitation, any act, action, failure to act, or inaction by the Debtors). Furthermore, the failure of the Debtors to assert the non-satisfaction of this condition will not be deemed a waiver of any other rights under the Plan, and each such right will be deemed an ongoing right that may be asserted or waived (as set forth in the Plan) at any time or from time to time.

     M. Treatment of Officers and Directors

     Under section 5.8 of the Plan, on the Effective Date, the authority, power and incumbency of the persons then acting as directors of WINC will be terminated and the new directors that are selected under the Plan will assume their offices as the Board of Directors of Reorganized AMF and will assume responsibility for the management, control and operations of Reorganized AMF.

     Section 8.5 of the Plan provides that any obligations of the Debtors, under their corporate charters and by-laws or agreements entered into any time prior to the Commencement Date, to indemnify a Representative (including members of the Boards of Directors of the Debtors prior to implementation of the Plan) with respect to all present and future actions, suits, and proceedings against a Debtor or a Representative, based upon any act or omission for or on behalf of a Debtor, will be treated as executory contracts under the Bankruptcy Code and assumed by the Reorganized Debtors. These indemnification obligations will not be discharged or impaired by confirmation or consummation of the Plan, but will continue as obligations of the respective Reorganized Debtors. These provisions have the effect of continuing certain pre-bankruptcy protections against liability provided by the Debtors to Representatives of the Debtors who incurred liability for certain acts while working on behalf of the Debtors. As discussed below in section III.O., "Release of Claims Against Representatives under the Plan," under the Plan the Reorganized Debtors will also release certain potential claims against the officers and directors of the Debtors. The Debtors are not aware of any pending actions alleging claims against the officers and directors of the Debtors in their capacities as officers and directors of the Debtors (as opposed to actions against such persons in their capacities as directors and officers of BINC) that would be subject to such a release or indemnification, including, but not limited to, alleged violations of the U.S. securities laws. Additionally, as described more fully below, the Plan also provides for a mandatory release by the Senior Lenders of certain Claims against non-Debtor subsidiaries and affiliates who are obligors under any of the Senior Lender Agreements.

     The Plan provides that on the Effective Date, the Board of Directors of Reorganized AMF will be composed of seven directors as follows:

     o four directors selected by the Senior Lender Steering Committee on behalf of the holders of the Senior Lender Claims; and

     o    the Chief Executive and Chief Financial Officers of Reorganized AMF;
          and

     o one director selected by the Creditors' Committee who is reasonably satisfactory to the Debtors and the Senior Lenders.

     At least two Business Days before the commencement of the Confirmation Hearing, the Debtors will file with the Bankruptcy Court a schedule of the names of the persons to be appointed as the directors of Reorganized AMF under the Plan. Fifteen days before the date of the Confirmation Hearing, Citibank, on behalf of the Senior Lenders, and the Creditors' Committee will designate in writing to the Debtors' counsel the members of the Board of Directors of Reorganized AMF they may be entitled to designate under the Plan.

     The initial Board of Directors of Reorganized AMF will serve until the first annual meeting of the holders of the New AMF Common Stock. Thereafter, the Board of Directors of Reorganized AMF will be elected in accordance with the Amended Certificate of Incorporation and Amended By-laws and applicable nonbankruptcy law.

     The Board of Directors or other internal governing body, as applicable, of each Reorganized Debtor other than Reorganized AMF will continue as in effect immediately prior to the Effective Date until removed or replaced under applicable law or in accordance with that Reorganized Debtor's corporate governance procedures. On the Effective Date, the officers of the Reorganized Debtors will be those officers in office immediately prior to the Effective Date.

     N. Employee Incentive Program

     Under section 5.5 of the Plan, as of the Effective Date, Reorganized AMF will implement the New Management Incentive Plan as a management retention plan.

     Under the New Management Incentive Plan, certain members of Reorganized AMF's senior management and certain other employees will receive the New Management Options which consist, in the aggregate, of:

     o an initial grant, on the Effective Date, of options to purchase 6 percent of the fully diluted New AMF Common Stock, after the exercise of such options and the New Warrants, at a price of $21.19 per share, based on an assumed enterprise value of the Reorganized Company of $665,000,000 and assuming the Reorganized Company will have $453,124,000 of funded indebtedness outstanding upon consummation of the Plan; and

     o additional grants of options on each of the first and second anniversaries of the Effective Date, in amounts to be determined by the Board of Directors of Reorganized AMF, to purchase at a price to be determined by the Board of Directors an aggregate amount of shares of New AMF Common Stock issued and outstanding under the Plan as of those dates, together equal to 6 percent of the fully diluted New AMF Common Stock.

     The New Management Options will vest ratably on each of the first three anniversaries of the date of the grant of the options and will expire seven years after the date of their grant. Any issuance of New AMF Common Stock or exercise of New Management Options distributed under the New Management Incentive Plan will equally and ratably dilute the percentage ownership of all holders of the New AMF Common Stock. Except as provided above, and subject to the terms of the New Management Incentive Plan, the Board of Directors, or a committee appointed by the Board of Directors, will have sole authority, in its absolute discretion, to administer the New Management Incentive Plan, such administrative duties including, but not limited to, the authority to determine which senior managers and other employees receive option grants, when and how options will be granted, and the number of shares of New AMF Common Stock subject to such grants.

     O. Release of Claims Against Representatives Under the Plan(1)

     Under section 11 of the Plan, as of the Effective Date:

     o the Debtors and the Debtors' bankruptcy estates will waive, release and discharge all of their Representatives from any Claim arising through the Confirmation Date related to his or her acts or omissions to act (including, but not limited to, any Claims arising out of any alleged fiduciary or other duty); and

     o to the full extent permitted by applicable law, each holder of a Claim (whether or not Allowed) against or Equity Interest in a Debtor will be enjoined from commencing or continuing any action, employment of process or act to collect, offset or recover, and will be deemed to release, any Claim against a Representative arising from the beginning of time through the Confirmation Date related to such Representative's acts or omissions to act (including, but not limited to, any claims arising out of any alleged fiduciary or other duty).(2)

     P. No Recourse With Respect to Disputed Claims

     Notwithstanding that the Allowed amount of any particular Disputed Claim is reconsidered under the applicable provisions of the Bankruptcy Code and Bankruptcy Rules or is Allowed in an amount for which there is insufficient value to provide a recovery equal to that received by other holders of Allowed Claims in the respective Class after application of the payment priorities established by the Plan, no Claim holder will have recourse against the Disbursing Agent, the Debtors, the Creditors' Committee, the Senior Lenders, the Reorganized Debtors, or any of their professional consultants, attorneys, advisors, officers, directors or members or their successors or assigns, or any of their property. However, nothing in the Plan will modify any right of a holder of a Claim under section 502(j) of the Bankruptcy Code.

     The Bankruptcy Court's entry of the estimation order may limit the distribution to be made on individual Disputed Claims, regardless of the amount finally Allowed on account of those Disputed Claims.


----------

(1) Without having conducted any investigation as to the existence of any such claims, the Debtors are not aware of any claims, including derivative claims, against Representatives in their capacities as Representatives of the Debtors (as opposed to claims against such persons in their capacities as representatives of BINC) that would be subject to such a release. The Debtors note that a class action captioned In re: AMF Bowling Securities Litigation, C.A. No. 99 Civ. 3023 (HB) relating to alleged violations of the U.S. securities laws is pending in the United States District Court for the Southern District of New York at the time of this Disclosure Statement against present and former officers, directors and controlling shareholders of BINC and other named parties in such class action. The Debtors do not intend to release, and the Plan does not release, officers, directors, controlling shareholders and other representatives of BINC from claims against them in their capacities as officers, directors, controlling shareholders and representatives of BINC.

(2) The SEC staff has taken the position that a release of third-party claims against third-party non-debtors under a plan of reorganization is generally not allowed, may be challenged in connection with confirmation of the Plan and generally may not be approved by a bankruptcy court under applicable law. The Creditors' Committee has also indicated that it does not support any such releases. To the extent that applicable law does not allow all or part of the release contemplated by section 11 of the Plan, only those provisions of the release that are enforceable under applicable law (if any) would be effected by section 11 of the Plan.

     Q. Injunction

     Section 11.8 of the Plan provides that, except as otherwise provided in the Plan or the Confirmation Order, as of the Confirmation Date, but subject to the implementation of the Plan on the Effective Date, all persons who have held, hold or may hold Claims against or Equity Interests in any of the Debtors or the Estates are, with respect to any such Claims or Equity Interests, permanently enjoined from and after the Confirmation Date from:

     o commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Debtors, any of their property, or any direct or indirect transferee of any property of, or direct or indirect successor in interest to, any of the foregoing Persons, or any property of any such transferee or successor;

     o enforcing, levying, attaching (including, without limitation, any pre-judgment attachment), collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order against the Debtors, any of their property, or any direct or indirect transferee of any property of, or direct or indirect successor in interest to, any of the foregoing Persons, or any property of any such transferee or successor;

     o creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Debtors or against any of their property, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons;

     o asserting any right of setoff, subrogation, or recoupment of any kind, directly or indirectly, against any obligation due to the Debtors or against any of their property, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons; and

     o acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan to the fullest extent permitted by applicable law.(1)


----------
(1)  The SEC staff has taken the position that the injunction provisions of
     Section 11.8 of the Plan exceed the scope the discharge allowed by Section 1141 of the Bankruptcy Code and the discharge injunction of Section 524(a) of the Bankruptcy Code, by, for example, enjoining the exercise of police or regulatory functions of governmental units, and may not be approved by the Bankruptcy Court under applicable law. To the extent that applicable law does not allow all or part of the injunction contemplated by section
     11.8 of the Plan, only those provisions (if any) of the injunction that are enforceable under applicable law would be effected by section 11.8 of the Plan. In response to the position of the SEC staff, the Debtors have provided in Section 11.8 of the Plan that nothing in the Plan should be construed to preclude the United States from pursuing any regulatory or police action against any Debtor, Reorganized Debtor, or any other party to the extent not prohibited by the automatic stay of section 362 of the Bankruptcy Code or discharged or enjoined pursuant to Sections 524 or 1141(d) of the Bankruptcy Code or other applicable law.

     R. Release of Liens

     Except as otherwise specifically provided in or contemplated by the Plan or in any contract, instrument or other agreement or document created in connection with the Plan,

     o each holder of any DIP Lender Claim, Other Secured Claim or Senior Lender Claim, any Claim that is purportedly secured, and/or any judgment, personal property or ad valorem tax, mechanics' or similar lien Claim, in each case regardless of whether such Claim is an Allowed Claim, will, on or immediately before the Effective Date and regardless of whether such Claim has been scheduled or proof of such Claim has been filed:

          (a) turn over and release to the Estates or the Reorganized Debtors, as the case may be, any and all property of a Debtor or Estate that secures or purportedly secures such Claim, or such lien and/or Claim will automatically, and without further action by the Debtors, the Estates or the Reorganized Debtors, be deemed released; and

          (b) execute such documents and instruments as the Disbursing Agent or the Reorganized Debtors, as the case may be, may require to evidence such Claim holder's release of such property or lien, and if such holder refuses to execute appropriate documents or instruments, the Debtors, the Estates or the Reorganized Debtors (as applicable) may, in their discretion, file a copy of the Confirmation Order in the appropriate recording office, which will serve to release any Claim holder's rights in such property; and

     o on the Effective Date, all right, title and interest in such property will revert or be transferred to the respective Reorganized Debtors or the Disbursing Agent, as applicable, free and clear of all Claims and interests, including, without limitation, liens, escrows, charges, pledges, encumbrances and/or security interests of any kind.

     S. Discharge of Debtors

     Under section 11.3 of the Plan, on the Effective Date, in consideration of the distributions made under the Plan, and except as otherwise expressly provided in the Plan, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Equity Interest, and any affiliate of such holder, will be:

     o deemed to have forever waived, released, and discharged the Debtors of and from any and all Claims, Equity Interests, rights, and liabilities that arose prior to the Effective Date, to the fullest extent permitted by section 1141 of the Bankruptcy Code; and

     o forever precluded and enjoined from prosecuting or asserting any such discharged Claim against, or terminated Equity Interest in, the Debtors or Reorganized Debtors, pursuant to sections 105, 524 and 1141 of the Bankruptcy Code.

     T. Treatment of Executory Contracts and Unexpired Leases

          1. General Treatment.

     All executory contracts and unexpired leases to which any of the Debtors is a party will be rejected by the implementation of the Plan, except for any executory contracts or unexpired leases that (a) have been assumed or rejected pursuant to a Final Order of the Bankruptcy Court, (b) are designated, specifically or by category, as a contract or lease to be assumed on the Schedule of Assumed Contracts and Leases contained in the Plan Supplement, as that schedule may be amended from time to time whether before or after the Effective Date to include additional contracts and agreements, or (c) are the subject of a separate motion to assume or reject filed by the Debtors prior to the Effective Date under section 365 of the Bankruptcy Code.

     For purposes of the Plan, each executory contract and unexpired lease that relates to the use or occupancy of real property, whether (a) listed on the Schedule of Assumed Contracts and Leases, (b) previously assumed or rejected pursuant to a Final Order of the Bankruptcy Court, or (c) rejected under the Plan, will be deemed to include (a) modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects that executory contract or unexpired lease, and (b) executory contracts or unexpired leases appurtenant to the premises, excluding any non-competition and like agreements but including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vault, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem relating to such premises to the extent any of the foregoing are executory contracts or unexpired leases, unless any of these agreements are otherwise specifically assumed or rejected.

     Subject to the Plan provision relating to cure of defaults, the executory contracts and unexpired leases on the Schedule of Assumed Contracts and Leases will be assumed under the Plan by the respective Debtors as indicated on that Schedule. Except as may otherwise be ordered by the Bankruptcy Court, the Debtors will have the right to cause any assumed executory contract or unexpired lease to vest in the Reorganized Debtor designated for such purpose by the Debtors.

     2. Cure of Defaults.

     Except to the extent that different treatment has been agreed to by the non-debtor party or parties to any executory contract or unexpired lease to be assumed pursuant to the Schedule of Assumed Contracts and Leases, the Debtors will, under sections 1123(a)(5)(G) and 1123(b)(2) of the Bankruptcy Code and consistent with the requirements of section 365 of the Bankruptcy Code, within 30 days after the Effective Date, file and serve on parties to executory contracts or unexpired leases to be assumed and other parties in interest a pleading with the Bankruptcy Court listing the cure amounts of all executory contracts or unexpired leases to be assumed. The parties to those executory contracts or unexpired leases to be assumed by the Reorganized Debtors will have 15 days from the date of service to object to the cure amounts listed by the Debtors. If an objection is filed with respect to an executory contract or unexpired lease, the Bankruptcy Court will hold a hearing to determine the amount of the disputed cure amount. Notwithstanding the foregoing, at all times through the date that is 5 business days after the Bankruptcy Court enters an order resolving and fixing the amount of a disputed cure amount, the Debtors will have the right to reject that executory contract or unexpired lease.


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     3. Rejection Claims.

     Except as otherwise ordered by the Bankruptcy Court, if the rejection of an executory contract or unexpired lease by any of the Debtors under the Plan results in damages to the other party or parties to that contract or lease, the Plan provides that a Claim for those damages will be forever barred and not be enforceable against the Debtors, or their respective properties or interests in property as agents, successors, or assigns, unless a proof of claim has been filed with the Bankruptcy Court and served upon counsel for the Debtors on or before the Bar Date.

     4. Employment Agreement for the Chief Executive Officer of Reorganized AMF.

     Under the Plan, Reorganized AMF will also enter into the New Employment Agreement, which will be substantially in the form set forth in the Plan Supplement.

     U. Exculpation

     Under section 11.6 of the Plan, except with respect to obligations under the Plan and the Plan Documents, neither the Debtors, the Disbursing Agent, the Senior Lender Steering Committee, the Creditors' Committee, nor any of their respective members, officers, directors, employees, agents, or professionals, solely in their capacity as such, will have or incur any liability to any holder of any Claim or Equity Interest for any act or omission in connection with, or arising out of:

     o    the Reorganization Cases;

     o    the confirmation of the Plan;

     o    the consummation of the Plan; or

     o the administration of the Plan or property to be distributed under the Plan;

except for willful misconduct, recklessness or gross negligence.


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                                IV. RISK FACTORS

                        Important Risks to Be Considered

                    Holders of Claims against the Debtors should read
               and consider carefully the following risk factors and the other information in this Disclosure Statement, the Plan, the Plan Supplement and the other documents delivered or incorporated by reference in this Disclosure Statement and the Plan, before voting to accept or reject the Plan.

                    These risk factors should not, however, be
               regarded as constituting the only risks involved in connection with the Plan and its implementation. Additional risks and other information about WINC and the other Debtors can be found in WINC's Form 10-K for the fiscal year ended December 31, 2000, its Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and its other filings from time to time with the SEC, which are incorporated into this Disclosure Statement by reference. The financial results of the Debtors' third quarter ended September 30, 2001 will be reported in a Form 10-Q which WINC currently expects to file on or before December 15, 2001. Copies of WINC's SEC filings may be obtained over the Internet at www.sec.gov.

     A. The Reorganized Company may not be able to achieve its projected financial results.

     The Debtors cannot assure you that the Reorganized Company will be able to achieve the revenue or cash flow they have relied on to project their future business prospects or otherwise meet their projected financial results. If the Reorganized Company does not achieve these projected revenue or cash flow levels, it may lack sufficient liquidity to continue operating as planned after the Effective Date. Failure to meet specified financial results would be likely to result in an event of default under any Exit Facility, which would prevent the Reorganized Company from borrowing additional funds thereunder and further reduce the Reorganized Company's liquidity.

     The Reorganized Company's financial projections represent management's view today based on current known facts as to the Reorganized Company's projected operations. However, while management believes the assumptions underlying its projections are reasonable, these projections do not attempt to demonstrate the viability of the business in a "worst case" environment. Additionally, as of the date of this Disclosure Statement, the Debtors have completed only a preliminary estimate of the approximately 4,000 proofs of claim that were filed as of September 24, 2001, the Bar Date. Because distributions under the Plan and the valuation and projections of the financial results of the Reorganized Company are linked to the amount and value of the Allowed Claims, any change in the Debtors' Claims estimates resulting from further analysis of the proofs of claim filed as of the Bar Date could impact their projected financial results. Claims estimates for purposes of effectuating the Tort Claims Reserve and the reserve for Disputed Claims will ultimately be established, after notice and hearing, by the Bankruptcy Court. See section VI.B., "Financial Projections and Valuation Analysis" and Exhibit D.


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     Moreover, the Projections do not account for potential effects on the
Reorganized Company's operations that may result from the terrorist attacks that occurred on September 11, 2001. The effects of these events on the overall global and U.S. economies, the Debtors' areas of business and the Debtors' operations cannot be predicted.

     Furthermore, although the Reorganized Company's financial projections represent the Debtors' current views as to the results of the Reorganized Company's operations over the periods indicated, the Debtors expect that actual revenue, cash flow and EBITDA may from time to time in the short term be higher or lower than the amounts estimated in the long-term business plans used by the Debtors in preparing the projections. Nonetheless, based on currently available information the Debtors do not believe that any such fluctuations would ultimately result in material changes in the amounts in the Reorganized Company's financial projections.

     1. The Debtors' bowling centers business faces intense competition from other leisure activities and, in particular, has experienced declines in the number of games bowled.

     Bowling is both a competitive sport and a recreational entertainment activity and faces competition from numerous alternative leisure activities. The success of the Debtors' bowling centers business is subject to continued interest in bowling, the availability and affordability of other recreational and entertainment alternatives, the amount of customer leisure time, and other social and economic factors over which the Debtors have no control.

     The Debtors' bowling center business has experienced and is continuing to experience a decline in the number of games bowled per lane per day (also known as "lineage"). This decline has been primarily caused by a decrease in the number of league bowlers. While more people are bowling at the Debtors' bowling centers, they are bowling less often. While the Debtors are seeking to improve lineage at the bowling centers and offset the financial impact of lineage declines with their business strategies of reducing costs and increasing revenues per game, they have experienced difficulty in their efforts to increase lineage and cannot assure you that they will be successful in offsetting further declines in lineage through cost reductions and increasing revenues per game, or that lineage will not further decrease.

     In evaluating their bowling center operations from time to time, the Debtors or the Reorganized Company may determine that the long-term financial viability of their bowling centers business is best served by ending operations at certain under-performing individual centers or in specific regions or countries. Although the Debtors would expect to incur charges with respect to any actions to end operations at under-performing centers, the Debtors have concluded that any such actions are unlikely to ultimately have any material adverse effect on net cash flow.

     2.   The bankruptcy filing may further disrupt the Debtors' operations.

     The impact, if any, that the Reorganization Cases may have on the operation of the Reorganized Company cannot be accurately predicted or quantified. The Debtors believe the Reorganization Cases and consummation of the Plan in an expeditious manner will have a minimal further adverse impact on relationships with customers, employees and suppliers, especially in view of the fact that the Plan is supported by the Senior Lender Steering Committee. If confirmation and consummation of the Plan do not occur expeditiously, the Reorganization Cases could further adversely affect the Debtors' relationships with its customers, employees and suppliers.

     However, even an expedited chapter 11 case could have a detrimental impact on future sales and patronage due to the possibility that the Reorganization Cases may create a negative image of


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


the Debtors in the eyes of their customers and suppliers. The bankruptcy filing and an extended chapter 11 proceeding may adversely affect the confidence of customers of the Debtors' bowling products business and the Debtors' ability to complete orders in a timely manner, which could adversely impact revenues. Notwithstanding the support offered by the Senior Lender Steering Committee for the Plan, the Debtors' commencement of the Reorganization Cases could further adversely affect the Debtors' relationship with their customers, suppliers and employees. Prolonged Reorganization Cases may make it more difficult for the Debtors to retain and attract management and other key personnel and would require senior management to spend an excessive amount of time and effort dealing with the Debtors' financial problems instead of focusing on the operation of their businesses.

     3. The Debtors face global competition in their bowling products business.

     The Debtors and Brunswick Corporation are the two largest manufacturers of bowling center equipment and are the only full-line manufacturers of bowling equipment and supplies that compete globally. The Debtors also compete with smaller, focused companies in certain product lines. Management estimates that the Debtors account for approximately 40 percent of the worldwide installed base of bowling center equipment.

     The international operations of the Debtors and their Non-Debtor Subsidiaries are subject to the usual risks inherent in operating abroad, including, but not limited to, currency exchange rate fluctuations, restrictive laws, tariffs, import and export duties and quotas, foreign customs, value added taxes, difficulty in obtaining distribution and support for products, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax law changes. Furthermore, in recent years the Debtors have experienced price pressure and loss of market share in connection with the growth of lower cost, lower quality bowling products manufactured in China. The Debtors expect the trend toward lower cost products to continue, especially in East Asian countries.

     Demand for new center packages remains substantially below the peak levels achieved by the Debtors and their Non-Debtor Subsidiaries during 1997. Management believes this is the result of several factors, including: (a) economic difficulties in the Asia Pacific region; (b) the failure of an alternative international market to develop the strong demand experienced in Asia Pacific in the early and mid-1990's; (c) the limited availability of financing for customers seeking to build new centers; (d) the uncertainties raised by the Debtors' restructuring, including the timing and likelihood of the Debtors' emergence from chapter 11, their ability to satisfy contractual obligations on time and their ability to continue operating in the ordinary course; and (e) the lingering effects of previous technical difficulties in the scoring and back office systems originally introduced by the Debtors' bowling products business in 1998.

     4. The Debtors May Not Be Able to Renew Real Property Leases for Certain Bowling Centers on Current Favorable Terms.

     Of the 400 bowling centers that the Debtors operate in the United States, 142 are operated on leased premises. Certain of these leases are long term leases at rents the Debtors believe to be below current market rates. Other leases have rents fixed at a percentage of the revenue generated by the bowling center on the leased premises. If revenue generated by these bowling centers decreases, landlords may decide not to renew the leases or to change the terms of the rents to be paid under the leases. Approximately 24 percent of the U.S. bowling center leases due to expire over the next five years do not have options to further extend the terms of these leases. The Debtors cannot assure you that they will succeed in negotiating leases at these centers on favorable terms. The Debtors also may choose not to renew, or may not be able to renew, certain leases if the capital investment then required to maintain the centers at leased locations is not justified by the return on the investment required. If the Debtors are


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


not able to renew their leases at rents that allow such centers to remain profitable as their terms expire, the number of bowling centers operated by the Debtors in the United States may decrease, resulting in lower revenue from bowling center operations, which may impact the Reorganized Company's ability to meet the Projections.

     B. The Debtors have had significant net losses and anticipate future losses through the year ending December 31, 2003.

     The Debtors have reported net losses since 1996. Even if the Reorganized Debtors achieve the results described in the projections included in this Disclosure Statement, as a result of their significant interest expense and depreciation and amortization expense, they expect to have net losses until the year ending December 31, 2003.

     C. The Reorganized Debtors may not be able to meet their post-reorganization debt obligations, operating expenses, working capital and other capital expenditures.

     The Debtors are currently highly leveraged. The Reorganized Debtors will be substantially less leveraged; however, the Debtors cannot assure you that the operating cash flow of the Reorganized Debtors will be adequate to pay the principal and interest payments under their post-reorganization indebtedness when due, as well as to fund all capital expenditures contemplated in the cash-flow projections.

     The Debtors believe that the implementation of their business strategy is crucial to their future financial viability and the ability to generate the cash flow necessary to pay principal and interest relating to the Exit Facility and the New AMF Notes and their post-reorganization working capital and capital expenditure needs.

     Important provisions of the Debtors' business strategy for their bowling centers business include:

     o    improved training for center and facility managers;

     o enhanced incentive-based compensation for center managers and key staff to attract better managers and reduce turnover;

     o    more effective marketing programs; and

     o implementation of cost reduction initiatives, such as improved payroll cost management through better labor scheduling and implementation of an automated, centralized purchasing program.

     Important provisions of the Debtors' business strategy for their bowling products business include:

     o reorganization of the business to decrease costs and increase focus on key product lines and customer service;

     o    consolidation of country-based sales offices and warehouses;

     o    implementation of working capital management programs; and


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


     o improvement of the accuracy and completeness of shipments through better order fulfillment processes.

     Although the Debtors believe their business strategy will help improve their financial viability and their cash flow, the Debtors cannot assure you that the financial resources available under the Plan will be sufficient to achieve the financial projections included in their business plan. Moreover, the Debtors cannot assure you that the new Board of Directors will share management's view that the business strategy described above presents the best opportunity for the Reorganized Company's financial success.

     D. The Reorganized Debtors may not have sufficient cash flow to repay existing debt or have access to sufficient financing to refinance such debt at or prior to maturity.

     As of the Effective Date, the Reorganized Debtors expect to have borrowings of approximately $300,000,000 under the Exit Facility and an additional $150,000,000 through the issuance of the New AMF Notes, as well as outstanding secured indebtedness of approximately $3,124,000 in connection with certain Other Secured Claims that the Reorganized Debtors will reaffirm. It is expected that the Exit Facility will mature no later than six years from the Effective Date. The New AMF Notes will mature six years and six months after the Effective Date. Prior to the maturity of the Exit Facility and the New AMF Notes, the Reorganized Debtors may use excess cash flow from operations, if any, to repay such indebtedness. However, excess cash flow from operations may be insufficient to fully repay the Exit Facility and/or the AMF Notes prior to or at their respective maturity dates. As a result, the Reorganized Debtors would have to rely on external financing sources and/or a refinancing of the Exit Facility and/or the New AMF Notes. There can be no assurance that the Reorganized Debtors will be able to refinance this indebtedness.

     E. The terms of the Exit Facility and New Senior Subordinated Note Indenture may restrict the Reorganized Company's ability to fund its working capital requirements.

     The Reorganized Debtors' businesses are expected to require certain amounts of working capital. The bowling centers operated by the Debtors are, on average, approximately 35 years old, and will from time to time require capital expenditures (some of which may be substantial) in connection with physical maintenance and to comply with applicable legal requirements that have come into effect since their construction.

     While the Reorganized Debtors' Projections assume that sufficient funds to meet their working capital needs for the foreseeable future will be available from the proceeds of the Exit Facility and the cash generated by the businesses of Reorganized Debtors, the ability of the Reorganized Debtors to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors, industry conditions and the terms of the Exit Facility and the New Senior Subordinated Note Indenture.

     The Debtors expect that the Exit Facility will contain restrictive financial and operating covenants and prohibitions, including provisions that will limit the Reorganized Company's ability to make capital expenditures and pay cash dividends and make other distributions to holders of New AMF Common Stock. Restrictions on capital investment are expected to be more restrictive if the Reorganized Company's cash flow is lower than projected. As noted above, failure to make necessary capital expenditures could have an adverse effect on the Reorganized Company's ability to remain competitive.


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


     F. Reorganized AMF may not be able to comply with the other financial covenants contained in the Exit Facility and New Senior Subordinated
          Note Indenture.

     The Debtors cannot assure you that Reorganized AMF will be able to achieve or maintain the financial performance tests expected to be contained in the Exit Facility and the New Senior Subordinated Note Indenture. Failure to meet these financial tests or other covenants could result in a default under the Exit Facility and the New Senior Subordinated Note Indenture. If any default were not remedied within the applicable grace period (if any) the lenders under the Exit Facility and the New Senior Subordinated Note Indenture would be entitled to declare the amounts outstanding thereunder due and payable, accelerate the payment of all such amounts and the lenders under the Exit Facility (and the trustee under the Senior Subordinated Note Indenture if the New AMF Notes are secured) would be entitled to foreclose upon all of the tangible and intangible assets of Reorganized AMF.

     G. The Debtors may not be able to secure their ordinary course trade terms.

     If the Reorganized Company is not able to obtain ordinary trade terms from its suppliers, the Reorganized Company's cash flow may be negatively impacted. Prior to the Commencement Date, certain important suppliers altered a number of ordinary trade terms, including shortening the length of time required to pay for goods and services and the imposition of cash deposit or letter of credit requirements. The Debtors cannot assure you that their suppliers will not impose further restrictive pricing and trade terms and policies in the future.

     H. It is unlikely that a public trading market for the Plan Securities will develop in the foreseeable future and the Plan Securities may be illiquid or experience significant price volatility.

     The Debtors cannot assure you that a market will develop for the New AMF Common Stock, the New Warrants or the New AMF Notes issued under the Plan. The Reorganized Company does not expect to have the New AMF Common Stock, the New Warrants or the New AMF Notes listed on a national securities exchange or the NASDAQ Stock Market. Even if such securities are subsequently listed, the Debtors cannot assure you that an active market for such securities will develop or, if any such market does develop, that it will continue to exist, or as to the degree of price volatility in any such market that does develop.

     I. The estimated valuation of the Reorganized Company and the Plan Securities, and the estimated recoveries to holders of Claims, is not intended to represent the trading values of the Plan Securities.

     The estimated valuation of the Reorganized Company used in this Disclosure Statement has been prepared by the Debtors based on commonly accepted valuation analysis and is not intended to represent the trading values of the Reorganized Company's securities in public or private markets. The estimated recoveries to Classes 2, 4, 5 and 6 are based on this theoretical valuation analysis. This valuation analysis is based on numerous assumptions, (the realization of many of which is beyond the control of the Reorganized Company), including: (a) the Reorganized Company's ability to meet the financial projections included with this Disclosure Statement; (b) the Reorganized Company's ability to maintain sufficient financial flexibility to fund operations, working capital requirements and capital expenditures; (c) capital and financial market conditions as of the date hereof; and (d) the Reorganized Company's ability to attract and retain key managers.

     Even if the Reorganized Company successfully implements its business plan and achieves the financial projections included with this Disclosure Statement, the trading market values for


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


the Plan Securities could be adversely impacted by: (a) lack of trading liquidity for such securities; (b) lack of institutional research coverage; and
(c) concentrated selling by recipients of the Plan Securities.

     J.   Resale of the Plan Securities may be restricted by law.

     The New AMF Common Stock, New Warrants and New AMF Notes will be distributed under the Plan without registration under the Securities Act or any state securities laws under exemptions from registration contained in section 1145(a) of the Bankruptcy Code. If a holder of securities offered and sold under the Plan is deemed to be an "underwriter" with respect to such securities (with certain exceptions for "ordinary trading transactions" by certain persons) or an "affiliate" of the issuer of such securities, resales of such securities by such holder would not be exempt from the registration requirements under the Securities Act and securities laws under section 1145 of the Bankruptcy Code and, accordingly, could be effected only under an effective registration statement or a reliance on another applicable exemption from these registration requirements. See section III.H.2., "Subsequent Transfers under Federal Securities Laws."

     K.   Bankruptcy Risks

          1. Parties in interest may object to the Debtors' classification of Claims.

     Section 1122 of the Bankruptcy Code provides that a plan of reorganization may place a claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class. The Debtors believe that the classification of claims and interests under the Plan complies with the requirements set forth in the Bankruptcy Code. However, the Debtors cannot assure you that the Bankruptcy Court will reach the same conclusion.

          2. The commencement of the Reorganization Cases may have negative implications under certain contracts of the Debtors.

     The Debtors are parties to various contractual arrangements under which the commencement of the Reorganization Cases and the other transactions contemplated by the Plan could, subject to the Debtors' rights and powers under sections 362 and 365 of the Bankruptcy Code, (a) result in a breach, violation, default or conflict, (b) give other parties thereto rights of termination or cancellation, or (c) have other adverse consequences for the Debtors or the Reorganized Debtors. The magnitude of any such adverse consequences may depend on, among other factors, the diligence and vigor with which other parties to such contracts may seek to assert any such rights and pursue any such remedies in respect of such matters, and the ability of the Debtors or Reorganized Debtors to resolve such matters on acceptable terms through negotiations with such other parties or otherwise.

          3.   The Debtors may not be able to secure confirmation of the Plan.

     The Debtors cannot assure you that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, the Debtors cannot assure you that the Bankruptcy Court will confirm the Plan. A non-accepting creditor or equity security holder of the Debtors might challenge the balloting procedures and results as not being in compliance with the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determined that the Disclosure Statement and the balloting procedures and results were appropriate, the Bankruptcy Court could still decline to confirm the Plan if it found that any of the statutory requirements for confirmation had not been met.
Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, a finding by the Bankruptcy Court that the confirmation of the Plan is not likely to be


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


followed by a liquidation or a need for further financial reorganization and that the value of distributions to non-accepting holders of claims and interests within a particular class under the Plan will not be less than the value of distributions such holders would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. While the Debtors cannot assure you that the Bankruptcy Court will conclude that these requirements have been met, the Debtors believe that the Plan will not be followed by a need for further financial reorganization and that non-accepting holders within each class under the Plan will receive distributions at least as great as would be received following a liquidation under chapter 7 of the Bankruptcy Code when taking into consideration all administrative claims and the costs and uncertainty associated with any such chapter 7 case.

     The confirmation and consummation of the Plan are also subject to certain conditions. If the Plan is not confirmed, it is unclear whether a restructuring of the Debtors could be implemented and what distribution holders of Claims or Equity Interests ultimately would receive with respect to their Claims or Equity Interests. If an alternative reorganization could not be agreed to, it is possible that the Debtors would have to liquidate their assets, in which case it is likely that holders of Claims or Equity Interests would receive substantially less favorable treatment than they would receive under the Plan.

          4. The Debtors may object to the amount or classification of your claim.

     The Debtors reserve the right to object to the amount or classification of any claim or interest. The estimates set forth in this Disclosure Statement cannot be relied on by any creditor whose claim or interest is subject to an objection. Any such claim or interest holder may not receive its specified share of the estimated distributions described in this Disclosure Statement.

     L. Changes in the cash position of the Reorganized Debtors can have significant adverse effects on the amount and value of distributions under the Plan.

     To the extent that the cash needs of the Reorganized Debtors materially exceed estimates, including cash payments to be made with respect to applicable Claims under the Plan, the value of the New AMF Common Stock and New Warrants distributed under the Plan, and the Senior Lender Cash Payment (if the Exit Facility is the Senior Lender Facility) would be negatively impacted and thereby adversely impact recoveries of Claim holders under the Plan.

     M. Reorganized AMF does not expect to pay any dividends on the New AMF Common Stock for the foreseeable future.

     The terms of the Exit Facility and the New Senior Subordinated Note Indenture will restrict Reorganized AMF's ability to pay dividends, and it is not anticipated that any cash dividends will be paid on the New AMF Common Stock for the foreseeable future.

     N. Certain tax implications of the Debtors' bankruptcy and reorganization may increase the tax liability of Reorganized AMF.

     The U.S. federal income tax consequences of consummation of the Plan to holders of Claims or Equity Interests are complex and subject to uncertainty. Certain U.S. tax attributes of the Debtors, including net operating loss carryovers ("NOLs"), may be reduced or eliminated as a consequence of the Plan. The elimination or reduction of NOLs and such other tax attributes may increase the amount of tax payable by Reorganized AMF following the consummation of the Plan as compared with the amount of tax payable had no such reduction been required.


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


     See section IX, "Certain U.S. Federal Income Tax Consequences" below for discussion of the U.S. federal income tax consequences for creditors, equity holders and the Debtors resulting from the consummation of the Plan.

     O. The Debtors are, and the Reorganized Debtors will continue to be, subject to costs arising in connection with regulation and litigation.

     The Debtors are subject to various regulatory restrictions relating to their businesses in the U.S. and other countries in which they operate. In connection with these regulations, the Debtors and the Reorganized Company may from time to time incur costs relating to compliance measures or penalties imposed for non-compliance by relevant regulatory authorities, or face restrictions on their operations. Certain regulations may also allow private parties rights to pursue legal remedies against the Debtors or the Reorganized Company, under which they may be required to make payments or restrict operations. Additionally, the Debtors and the Reorganized Company are likely to face in the normal course of their businesses from time to time other types of legal action by private parties under which they may be required to make significant payments for damages caused by the Debtors or the Reorganized Company. Any such payments or restrictions could impact the Reorganized Company's ability to meet the Projections.

     For example, the bowling products and bowling center operations businesses of the Debtors and Reorganized Debtors are subject to environmental regulations that may result in compliance costs or penalties. On January 18, 2001, AMF Bowling Products, Inc. and the New York State Department of Environmental Conservation (the "DEC") entered into a Consent Order relating to file number R620001218-92 ("Consent Order"), which concerns a continuous violation of certain air emission standards under 6 NYCRR Part 227 at the Debtors' Lowville, NY manufacturing facility (the "Violation"). AMF Bowling Products, Inc. is in the process of working with the DEC to cure the Violation and has been granted an extension of the time for submission of a comprehensive engineering plan to November 30, 2001, which plan must subsequently be approved by the DEC. Failure to obtain and institute an approved plan may result in further DEC enforcement and compliance actions, which may include imposition of penalties and any other available remedies.

                          V. CONFIRMATION OF THE PLAN

     A.   Confirmation Generally

     The Bankruptcy Code requires the Bankruptcy Court to determine whether a plan of reorganization complies with the technical requirements of chapter 11 of the Bankruptcy Code. It requires further that a debtor's disclosures concerning its plan of reorganization have been adequate and have included information concerning all payments made or promised by the debtor in connection with the plan.

     If the Plan is confirmed, the Debtors expect the Effective Date to occur not later than thirty days after the Confirmation Date.

     To confirm the Plan, the Bankruptcy Court must find that all of these and certain other requirements have been met. Thus, even if the specified majority vote in number and dollar amount is achieved for each Class of Impaired Claims, the Bankruptcy Court must make independent findings respecting the Plan's conformity with the requirements of the Bankruptcy Code before it may confirm the Plan. Some of these statutory requirements are discussed below.


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     B.   Voting Procedures and Standards

     Holders of Claims in Classes that are "Impaired" under the Plan (but not deemed to reject the Plan by virtue of receiving no distributions under the
Plan) will receive this Disclosure Statement, the Plan, the Voting Procedures Order, notice of the Confirmation Hearing and a ballot for accepting or rejecting the Plan.

     A class is "Impaired" under a plan unless, with respect to each claim or interest of such class, the plan:

     o leaves unaltered the legal, equitable and contractual rights to which the claim or interest entitles the holder of such claim or interest; or

     o notwithstanding any contractual provision or applicable law that entitles the holder of such claim or interest to demand or receive accelerated payment on account of a default, cures any default, reinstates the original maturity of the obligation, compensates the holder for any damages incurred as a result of reasonable reliance on such provision or law and does not otherwise alter the legal, equitable or contractual rights of such holder based on such claim or interest.

     A class that is not Impaired under a plan of reorganization is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such class is not required.

     The Debtors have filed a motion seeking entry of the Voting Procedures Order to set certain procedures in connection with voting on the Plan. If the Voting Procedures Order is approved it will set forth the procedures to be employed in tabulating acceptances and rejections of the Plan.

               If a ballot is damaged or lost or if you have any questions concerning voting procedures, you may contact the Debtors' Voting Agent:


                              AMF Balloting Center
                           c/o Bankruptcy Services LLC
                         70 East 55th Street, 6th Floor
                               New York, NY 10022
                                 1-212-376-8494


     A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not made or solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

     Under the Bankruptcy Code, for the Plan to be "accepted," a specified majority vote in numbers of claims and dollar amount is required for each Class of Impaired Claims. Any Impaired Class that fails to achieve the specified majority vote will be deemed to have rejected the Plan.

     C.   Acceptance

     The Bankruptcy Code defines acceptance of a plan by an Impaired class of claims as acceptance by holders of at least two-thirds in dollar amount, and more than one-half in number, of


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


Allowed claims of that class that actually vote. Acceptance of the Plan need only be solicited from holders of Claims whose Claims belong to a Class that is "Impaired" and not deemed to have rejected the Plan. See section I.C., "Voting," above. Except in the context of a "cram down" (described below), as a condition to confirmation of the Plan, the Bankruptcy Code requires that, with certain exceptions, each Impaired Class accepts the Plan. If the specified majorities are not obtained, the Debtors have the right, assuming that at least one Impaired Class has accepted the Plan, to request confirmation of the Plan under section 1129(b) of the Bankruptcy Code. This procedure is commonly referred to as a "cram down." For a more detailed description of the requirements for acceptance of the Plan and of the criteria for confirmation of the Plan notwithstanding rejection by certain Impaired Classes, see section V.D.3, "Cram Down," below.

     D.   Confirmation and Consummation

     At the Confirmation Hearing, the Bankruptcy Court will determine whether the requirements of section 1129(a) of the Bankruptcy Code have been satisfied with respect to the Plan. Confirmation of a plan under section 1129(a) of the Bankruptcy Code requires, among other things, that:

     o    the plan complies with the applicable provisions of the Bankruptcy
          Code;

     o the proponent of the plan has complied with the applicable provisions of the Bankruptcy Code;

     o the plan has been proposed in good faith and not by any means forbidden by law;

     o any payment made or to be made by the proponent under the plan for services or for costs and expenses in, or in connection with, the chapter 11 case, or in connection with the plan and incident to the case, has been approved by, or is subject to the approval of, the bankruptcy court as reasonable;

     o the proponent has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the plan, as a director, officer, or voting trustee of the debtor, an affiliate of the debtor participating in the plan with the debtor, or a successor to the debtor under the plan. The appointment to, or continuance in, such office of such individual, must be consistent with the interests of creditors and equity security holders and with public policy and the proponent must have disclosed the identity of any insider that the reorganized debtor will employ or retain, and the nature of any compensation for such insider;

     o with respect to each Impaired class of claims or interests, either each holder of a claim or interest of such class has accepted the plan, or will receive or retain under the plan on account of such claim or interest, property of a value, as of the effective date of the plan, that is not less than the amount that such holder would receive or retain if the debtor were liquidated on such date under chapter 7 of the Bankruptcy Code;

     o each class of claims or interests has either accepted the plan or is not Impaired under the plan;

     o except to the extent that the holder of a particular claim has agreed to a different treatment of such claim, the plan provides that allowed administrative expenses and priority claims (other than priority tax claims) will be paid in full on the effective


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


          date (except that if a class of priority claims has voted to accept the Plan, holders of such claims may receive deferred cash payments of a value, as of the effective date of the plan, equal to the allowed amounts of such claims) and that holders of priority tax claims may receive on account of such claims deferred cash payments, over a period not exceeding six years after the date of assessment of such claims, of a value, as of the effective date, equal to the allowed amount of such claims;

     o if a class of claims is Impaired, at least one Impaired class of claims has accepted the plan, determined without including any acceptance of the plan by any insider holding a claim in such class; and

     o confirmation of the plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor or any successor to the debtor under the plan, unless such liquidation or reorganization is proposed in the plan.

Subject to receiving the requisite votes in accordance with section 1129(a)(8) of the Bankruptcy Code and the "cram down" of Classes not receiving any distribution under the Plan, the Debtors believe that:

     o the Plan satisfies all of the statutory requirements of chapter 11 of the Bankruptcy Code;

     o the Debtors have complied or will have complied with all of the requirements of chapter 11 of the Bankruptcy Code; and

     o    the Plan has been proposed in good faith.

     Set forth below is a more detailed summary of the relevant statutory confirmation requirements.

     1.   Best Interests of Holders of Claims and Interests

     The "best interests" test requires that the Bankruptcy Court find either

     o    that all members of each Impaired class have accepted the plan or

     o that each holder of an allowed claim or interest of each Impaired class of claims or interests will under the plan receive or retain on account of such claim or interest, property of a value, as of the effective date of the plan, that is not less than the amount that such holder would so receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code on such date.

     The first step in meeting this test is to determine the dollar amount that would be generated from the liquidation of the Debtors' assets and properties in a chapter 7 liquidation case. The gross amount of cash available in such a liquidation would be the sum of the proceeds from the disposition of the Debtors' assets and the cash held by the Debtors at the time of the commencement of the chapter 7 case. This gross amount would be reduced by the amount of any Allowed Claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of the Debtors' business and the use of chapter 7 for the purposes of liquidation. Any remaining net cash would be allocated to creditors and shareholders in strict accordance with the order of priority of claims contained in section 726 of the Bankruptcy Code.


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


     The Debtors have determined, as discussed in the liquidation analysis attached as Exhibit E hereto, that confirmation of the Plan will provide each creditor and interest holder with a recovery that is not less than it would receive pursuant to a liquidation of the Debtors under chapter 7 of the Bankruptcy Code. See the liquidation analysis annexed as Exhibit E hereto for a further discussion of how the Plan satisfies the "best interests" test.

     2.   Financial Feasibility

     Section 1129(a)(11) of the Bankruptcy Code requires that confirmation should not be likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors unless such liquidation or reorganization is proposed in the Plan. Under the terms of the Plan, the Allowed Claims potentially being paid in whole or part in cash are the Allowed Administrative Expense Claims, Allowed Fee Claims, Allowed Priority Tax Claims, Allowed Priority Non-Tax Claims, Allowed Other Secured Claims, Allowed DIP Lender Claims and Allowed Senior Lender Claims. The Debtors have estimated the total amount of these cash payments are $300,000,000 (see table at section I.E.1, "Summary of Classification and Treatment of Claims" above) and expects sufficient liquidity from operations and the Exit Facility to fund these cash payments as and when they become due.

     The Debtors have prepared detailed financial projections, set forth and described more fully below, which detail, among other things, the financial feasibility of the Plan. The Debtors' projections indicate, on a pro forma basis, that for fiscal years 2002 through 2005, the Debtors expect the Reorganized Company to generate approximately $126,800,000 to $162,900,000 in EBITDA. Management believes this level of cash flow is sufficient to satisfy all of the Debtors' future interest, capital expenditure and other obligations during this period. Accordingly, the Debtors believe that confirmation of the Plan is not likely to be followed by the liquidation or further reorganization of the Reorganized Company. Please see section IV.C. and IV.D., "Risk Factors," for a discussion of some of the risks that could affect the Reorganized Debtors' ability to repay their post-Effective Date indebtedness, including their ability to access refinancing if their future cash flows are insufficient to allow them to do so.

     3.   Cram Down

                         CRAM DOWN BY DEBTORS

               The Debtors are seeking to cram down the Plan on certain holders of Claims and Equity Interests in Impaired Classes and reserve the right to cram down the Plan on other holders of Claims in Impaired Classes.

     The Bankruptcy Code contains provisions for confirmation of a plan even if the plan is not accepted by all Impaired classes, as long as at least one Impaired class of claims has accepted the Plan. The "cram down" provisions of the Bankruptcy Code are set forth in section 1129(b) of the Bankruptcy Code.

     Under the "cram down" provisions, on the request of a plan proponent the bankruptcy court will confirm a plan despite the lack of acceptance by an Impaired class or classes if the bankruptcy court finds that:


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


     o the plan does not discriminate unfairly with respect to each non-accepting Impaired class;

     o the plan is fair and equitable with respect to each non-accepting Impaired class; and

     o    at least one Impaired class has accepted the plan.

     These standards ensure that holders of junior interests, such as common stockholders, cannot retain any interest in the debtor under a plan of reorganization that has been rejected by a senior Impaired class of claims or interests unless the claims or interests in that senior Impaired class are paid in full.

     As used by the Bankruptcy Code, the phrases "discriminate unfairly" and "fair and equitable" have narrow and specific meanings unique to bankruptcy law. A plan does not discriminate unfairly if claims or interests in different classes but with similar priorities and characteristics receive or retain property of similar value under a plan. By establishing separate Classes for the holders of each type of Claim and by treating each holder of a Claim in each Class similarly, the Plan has been structured so as to meet the "unfair discrimination" test of section 1129(b) of the Bankruptcy Code.

     The Bankruptcy Code sets forth different standards for establishing that a plan is "fair and equitable" with respect to a dissenting class, depending on whether the class is comprised of secured or unsecured claims. In general, section 1129(b) of the Bankruptcy Code permits confirmation notwithstanding non-acceptance by an Impaired class if that class and all junior classes are treated in accordance with the "absolute priority" rule, which requires that the dissenting class be paid in full before a junior class may receive anything under the plan. In the Reorganization Cases it is currently anticipated that the holders of Claims in the senior Impaired class--the holders of Senior Lender Claims--will consent to the Plan. Because no junior class is receiving any distribution under the Plan and the holders of Claims in Classes 4, 5 and 6 are being treated fairly, equitably and in a non-discriminatory manner, the Debtors will seek to confirm the Plan regardless of whether holders of Claims in Classes 4, 5 and 6 vote to accept the Plan.

     With respect to a Class of unsecured claims that does not accept the Plan, the Debtors must demonstrate to the Bankruptcy Court that either:

     o each holder of an unsecured claim in the dissenting Class receives or retains under such Plan property of a value equal to the allowed amount of its unsecured claim; or

     o the holders of claims or holders of interests that are junior to the claims of the holders of such unsecured claims will not receive or retain any property under the Plan.

     Additionally, the Debtors must demonstrate that no class senior to a non-accepting Impaired class receives more than payment in full on its claims.

     If one of the Classes of Unsecured Claims, Tort Claims, Senior Subordinated Notes or Senior Secured Claims votes to reject the Plan, the Plan is designed to nevertheless satisfy these standards, because the holders of Equity Interests will receive no recovery under the Plan and no Class will receive more than payment in full on Claims in its Class.

     If all the applicable requirements for confirmation of the Plan are met as set forth in sections 1129(a)(1) through (13) of the Bankruptcy Code, except that one or more Classes of Impaired Claims have failed to accept the Plan under section 1129(a)(8) of the Bankruptcy Code, the Debtors will


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


request that the Bankruptcy Court confirm the Plan under the "cram down" procedures in accordance with section 1129(b) of the Bankruptcy Code. The Debtors believe that the Plan satisfies the "cram down" requirements of the Bankruptcy Code, but cannot assure you either that the Bankruptcy Court will determine that the Plan meets the requirements of section 1129(b) of the Bankruptcy Code or that at least one Impaired Class of Claims will vote to accept the Plan, as required for confirmation of a Plan under the "cram down" procedures.

          4.   Classification of Claims and Interests

     The Debtors believe that the Plan meets the classification requirements of the Bankruptcy Code which require that a plan of reorganization place each claim or interest into a class with other claims or interests that are "substantially similar."

                         VI. CERTAIN EFFECTS OF THE PLAN

     A.   Reorganized AMF

     With certain exceptions, the Debtors will continue to be incorporated under amended certificates or articles of incorporation as Texas, Kansas, West Virginia, Oregon, Delaware or Virginia corporations (as applicable) as of the Effective Date, with all of the powers of a corporation under applicable law. The Plan provides for the dissolution of certain specified Debtors, including Holdings, AMF Bowling Holdings Inc., AMF Worldwide Bowling Centers Holdings Inc., AMF BCO-UK One, Inc., AMF BCO-UK Two, Inc., AMF BCO-France One, Inc., AMF BCO-France Two, Inc., AMF Bowling Mexico Holding, Inc., and Boliches AMF, Inc., in connection with a simplification of the post-bankruptcy affiliate and subsidiary relationships among the Reorganized Debtors and their Non-Debtor Subsidiaries.

     Under the Plan, Reorganized AMF will continue to be incorporated under Delaware law on or before the Effective Date under the Amended Certificate of Incorporation, and the subsidiaries of the Reorganized Debtors will, except as noted above, be established as subsidiaries of Reorganized AMF. As described in section II.B., "New AMF Common Stock," the New AMF Common Stock will be distributed to holders of Claims in Class 2 according to the terms of the Plan. The Amended and Restated Certificate of Incorporation and By-Laws of Reorganized AMF will prohibit the issuance of nonvoting stock to the extent required by section 1123(a) of the Bankruptcy Code. After the Effective Date, Reorganized AMF may amend or modify its certificate of incorporation and by-laws in any manner consistent with the Plan, as permitted under applicable law and/or such certificate of incorporation and by-laws.

     Except as otherwise expressly provided in the Plan, or any and all documents executed in accordance with the Plan, on the Effective Date, the Reorganized Debtors will be vested with all of the property of the Debtors' Estates free and clear of all Claims, liens, encumbrances, charges and other interests of creditors and equity security holders, and may operate their businesses and may use, acquire, and dispose of property free of any restrictions imposed by the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code. Except as may otherwise be ordered by the Bankruptcy Court, the Debtors will have the right to cause any property of any Estate to vest in the Reorganized Debtor designated for such purpose by the Debtors.

     B.   Financial Projections and Valuation Analysis

                     ACTUAL RESULTS MAY NOT MEET PROJECTIONS

               The projections in this disclosure statement are based on a number of significant assumptions. Actual operating results and values may vary. See section IV, "Risk Factors," for a discussion of some of the factors that could cause actual results to vary.

               The Debtors' management has prepared the Projections contained in this Disclosure Statement in connection with the development of the Plan. The numerical information in this Disclosure Statement, including the Projections and liquidation and valuation analyses, has been prepared by the Debtors and does not constitute a representation or endorsement of the accuracy of such information by the holders of the Senior Lender Claims, the Creditors' Committee or any of the Debtors' other creditor constituencies.

               The Projections assume the Plan and the transactions it contemplates will be implemented in accordance with their terms. The assumptions and estimates underlying the Projections are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those projected. Such uncertainties and other factors include the Reorganized Debtors' ability to provide their services and products, access to adequate financing, ability to attract and retain key management personnel, general economic conditions, and other factors, including those risks discussed in this section.

               Accordingly, the Projections are not necessarily indicative of the future financial condition or results of operations of the Reorganized Debtors, which may vary significantly from those set forth in the Projections. For these reasons, the Projections should not be regarded as a representation by the Debtors, the Debtors' advisors, or any other person that the Projections can or will be achieved.

               Moreover, the Projections do not account for potential effects on the Reorganized Company's operations that may result from the terrorist attacks that occurred on September 11, 2001. The effects of these events on the overall global and U.S. economies, the Debtors' areas of business, and the Debtors' operations cannot be predicted.

               Moreover, as of the date of this Disclosure Statement, the Debtors have completed only a preliminary estimate of the approximately 4,000 proofs of claim that were filed as of September 24, 2001, the Bar Date. Because distributions under the Plan and estimated recoveries to creditors are linked to the amount of the Allowed Claims, any change in the Debtors' Claims estimates resulting from further analysis of the proofs of claim filed as of the Bar Date could impact creditor recoveries. Claims estimates for purposes of effectuating the Tort Claims Reserve and the reserve for Disputed Claims will ultimately be established, after notice and hearing, by the Bankruptcy Court.

     In connection with the allocation of the distributions under the Plan, the Debtors determined that it was necessary to estimate reorganization values for the equity of Reorganized AMF to


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


provide for equitable distribution among Classes of Claims. Accordingly, The Blackstone Group, L.P. ("Blackstone") prepared a valuation analysis of the Reorganized Company.

     In addition, the Debtors developed the Projections (summarized below and in Exhibit D) to assess the value of the Reorganized Company generally, and specifically the value of the New AMF Common Stock to be distributed under the Plan. The projections and valuations set forth below and in Exhibit D are based on a number of significant assumptions including, among other things, the successful reorganization of the Debtors, an assumed Effective Date of December 31, 2001 and no significant downturn in the specific markets in which the Debtors operate.

Valuation

     Two methodologies were used to derive the reorganization value of the Reorganized Company based on the Projections:

     o a calculation of the present value of the free cash flows under the Projections, including an assumption for a terminal value; and

     o    an analysis of public market valuation multiples.

     The market-based approach involves identifying a group of publicly traded companies whose growth prospects and principal characteristics (for example, leisure-related industries and geographic diversity) are reasonably similar to those of the Debtors as a whole or significant portions of the Debtors' operations, and then calculating ratios of various financial results to the public market values of these companies. The ranges of ratios derived are then applied to the Reorganized Company's projected financial results to derive a range of implied enterprise values of the Reorganized Company. In estimating reorganization value under this approach, Blackstone selected a range of EBITDA multiples for publicly traded companies of 4.5 to 5.5 times EBITDA, and applied such valuation multiples to the Reorganized Company's projected trailing 12 month EBITDA amounts.

     The discounted cash flow approach involves deriving the unlevered free cash flows (before debt service) that the Reorganized Company would generate assuming the Projections were realized. These cash flows, and an estimated value of the Reorganized Company at the end of the projected period, are discounted to the present at the Reorganized Company's estimated post-restructuring weighted average cost of capital to determine the enterprise value of the Reorganized Company. In estimating reorganization value under this approach,, Blackstone selected a range of discount rates from 14 percent to 16 percent and calculated terminal values by applying a range of projected EBITDA multiples of 4.5 to 5.5 times the Reorganized Company's projected 2005 EBITDA.

     Estimates of value do not purport to be appraisals nor do they necessarily reflect the values that may be realized if the Reorganized Company were sold. The estimates of value represent hypothetical reorganized enterprise values assuming the implementation of the business strategies described in section IV "Risk Factors" above, as well as other significant assumptions. Such estimates were developed solely for purposes of formulating and negotiating a plan of reorganization and analyzing the projected recoveries under the Plan.

     Based on the methods described above, Blackstone believes the Enterprise Value is between $645 million and $685 million, with a midpoint value of approximately $665 million. After deducting the estimated long-term indebtedness of the Reorganized Company at the Effective Date of approximately $453 million (based on the Exit Facility, the New AMF Notes and debt attributable to the Other Secured Claims) from the Reorganized Company's enterprise value, the estimated total equity


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


value of the Reorganized Company is between $192 million and $232 million, with a midpoint value of $212 million. To derive the value of the New AMF Common Stock, the estimated value of the New Warrants and the initial grant of options to members of AMF management under the New Management Incentive Plan are deducted. Using the Black-Scholes option pricing method, Blackstone has estimated the value of the New Warrants to be approximately $9.6 million(1) and the value of the initial grant of the New Management Options to be approximately $5.9 million(1). The valuation of the New Warrants was based on, among other things, estimates of volatility of the New AMF Common Stock. The value of the New AMF Common Stock, New Warrants and New Management Options is not expected to be affected in any material respect by the choice of Exit Facility. Therefore, assuming that 10,000,000 shares of New AMF Common Stock will be issued on the Effective Date, the midpoint value of the New AMF Common Stock is estimated to be $19.65 per share. See Exhibit E to the Disclosure Statement for a more detailed analysis of the recoveries to holders of Claims and Equity Interests.

     The Enterprise Value is highly dependent upon achieving the future financial results set forth in the projections as well as the realization of certain other assumptions that are not guaranteed.

     The valuations set forth herein represent estimated reorganization values and do not necessarily reflect values that could be attainable in public or private markets. The equity value ascribed in the analysis does not purport to be an estimate of the post-reorganization market value. Such market value, if any, may be materially different from the reorganization equity value ranges associated with the valuation analysis.

     As a result of the consummation of the Plan and the transactions contemplated by the Plan, the financial condition and results of operations of the Reorganized Company from and after the Effective Date will not be comparable to the financial condition or results of operations reflected in the historical financial statements of the Debtors contained in the Plan and in the Exhibits attached hereto and in the Plan Supplement.

             Note on Estimates of Value in this Disclosure Statement

               Estimates of value do not purport to be appraisals nor do they necessarily reflect the values that may be realized if individual assets of the Reorganized Company or the entire Reorganized Company were to be sold. The estimates of value represent hypothetical enterprise values for the Reorganized Company assuming the implementation of the Reorganized Company's business strategies as well as other significant assumptions. Such estimates were developed by the Debtors solely for purposes of formulating and negotiating a plan of reorganization and analyzing the projected recoveries under the Plan and should not be viewed as an estimate of the prices at which the securities of the Reorganized Company will trade on the public or private capital markets.

     C.   The Role of the Creditors' Committee

     On the Effective Date, the duties of the Creditors' Committee will terminate and the Creditors' Committee will dissolve.


----------

(1) Assumes a volatility of 35 percent and a 6 percent risk-free rate of return.


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


     D.   Post-Confirmation Jurisdiction of the Bankruptcy Court

     On and after the Effective Date, the Bankruptcy Court will retain jurisdiction over all matters arising in, arising under, and related to the Reorganization Cases for, among other things, the following purposes:

          (a) to hear and determine applications for the assumption or rejection of executory contracts or unexpired leases and the allowance of resulting Claims;

          (b) to determine any motion, adversary proceeding, avoidance action, application, contested matter, and other litigated matter pending on or commenced after the Confirmation Date;

          (c) to ensure that distributions to holders of Allowed Claims are accomplished as provided in the Plan;

          (d) to consider Claims or the allowance, classification, priority, compromise, estimation, or payment of any Claim, Administrative Expense Claim, or Equity Interest;

          (e) to enter, implement, or enforce appropriate orders if the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated;

          (f) to issue injunctions, enter and implement other orders, and take other necessary or appropriate actions to restrain interference by any person with the consummation, implementation, or enforcement of the Plan of Reorganization, the Confirmation Order, or any other order of the Bankruptcy Court;

          (g) to hear and determine any application to modify the Plan of Reorganization in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in the Plan of Reorganization, the Disclosure Statement, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

          (h) to hear and determine all Fee Claims;

          (i) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan of Reorganization, the Confirmation Order, any transactions or payments contemplated hereby, or any agreement, instrument, or other document governing or relating to any of the foregoing;

          (j) to take any action and issue orders necessary to construe, enforce, implement, execute, and consummate the Plan of Reorganization, including any release or injunction provisions set forth in the Plan, or to maintain the integrity of the Plan of Reorganization following consummation;

          (k) to determine such other matters and for such other purposes as may be provided in the Confirmation Order;

          (l) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;


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


          (m) to hear and determine any other matters related to the Plan and not inconsistent with the Bankruptcy Code and title 28 of the United States Code;

          (n) to enter a final decree closing the Reorganization Cases; and

          (o) to recover all assets of the Debtors and property of the Estates, wherever located.

         Exceptions to Post-Reorganization Bankruptcy Court Jurisdiction

               The Bankruptcy Court may not have jurisdiction over, or may abstain from hearing, certain disputes arising under or relating to the New AMF Common Stock, the New Warrants, the New AMF Notes, any agreements related thereto, or the Exit Facility, notwithstanding the provisions that contemplate continuing Bankruptcy Court jurisdiction in the Plan.

                           VII. HISTORICAL INFORMATION

     A.   Business and Significant Recent Events

     The Debtors and their non-debtor foreign subsidiaries and affiliates (the "Non-Debtor Subsidiaries") are principally engaged in two lines of business. As of November 1, 2001, WINC owned and operated approximately 400 bowling centers in the United States and approximately 117 bowling centers in ten other countries. The Debtors also manufacture and sell bowling center equipment such as automatic pin spotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare parts, and resell allied products such as bowling balls, bags, shoes and certain other spare parts and consumer products worldwide. In addition to its bowling-related businesses, the Debtors manufacture and sell the Playmaster, Highland and Renaissance brands of billiards tables, and own the Michael Jordan Golf Company, which currently operates two golf practice ranges. Since the Commencement Date, the Debtors have continued to manage their businesses and affairs in the ordinary course as debtors-in-possession, subject to the control and supervision of the Bankruptcy Court.

     As of November 1, 2001, the Debtors employed approximately 17,000 full and part-time employees worldwide, including approximately 16,200 who worked in the Debtors' bowling centers in the United States and abroad and 655 employees who worked in the Debtors' bowling equipment business. In addition, approximately 140 corporate-level employees were employed by WINC in the United States.

     WINC conducts all of its business through subsidiaries and provides certain limited management service operations to its subsidiaries. Holdings is a holding company that has no employees, conducts no operations and holds no assets other than its investment in WINC. WINC is a wholly-owned, direct subsidiary of Holdings and Holdings is a wholly-owned, direct subsidiary of BINC (which is not a Debtor in the joint Reorganization Cases and not a proponent of the Plan). Holdings and WINC are Delaware corporations. A number of the Subsidiary Debtors are holding companies that have no employees, conduct no operations and hold no assets other than investments in other subsidiaries of WINC. These include AMF Bowling Holdings Inc., AMF Bowling Centers Holdings Inc., AMF Worldwide Bowling Centers Holdings Inc., Boliches AMF, Inc., AMF Bowling Mexico Holding, Inc.,


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AMF BCO-France One, Inc., AMF BCO-France Two, Inc., AMF BCO-UK One, Inc. and AMF
BCO-UK Two, Inc.

     An investor group led by affiliates of Goldman, Sachs & Co. acquired WINC in 1996. In connection with the financing of the acquisition, WINC issued the Senior Subordinated Notes. Since the acquisition and before December 31, 2000, the Debtors purchased an aggregate of 280 bowling centers for a combined purchase price of approximately $507.4 million. The Debtors have funded their acquisitions and center construction from internally generated cash, borrowings under the Senior Lender Agreements, issuances of BINC common stock (the "BINC Common Stock") and BINC's Zero Coupon Convertible Debentures due 2018.

     In November 1997, BINC issued 15,525,000 shares of the BINC Common Stock to the public in connection with an initial public offering. During 2000, the New York Stock Exchange (the "NYSE") delisted the BINC Common Stock, the Senior Subordinated Notes and Senior Subordinated Discount Notes of WINC. The NYSE's action was taken in part due to the restructuring of the Debtors and in part because the BINC Common Stock traded below the NYSE's continued listing criteria relating to a minimum share price. Since November 22, 2000, the BINC Common Stock has traded in the over-the-counter market under the symbol "AMBW."

     Prior to the Commencement Date, the Debtors' working capital and operational financing was derived primarily from internally generated funds and borrowings under the Senior Lender Agreements. The Senior Lender Agreements were provided to WINC through a syndicate of banks led by Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc., as arrangers, Goldman Sachs Credit Partners, L.P., as syndication agent, and Citibank, as administrative agent for the Senior Lenders.

     Under the Senior Lender Agreements, the following borrowings were outstanding as of the Commencement Date:

     o approximately $249.3 million of working capital advances under a revolving line of credit, which does not include approximately $8.2 million of standby letters of credit,

     o    a term loan of approximately $52.5 million (the "Term Loan"),

     o    an AXEL Series A of approximately $181.5 million, and

     o    an AXEL Series B of approximately $131.1 million.

     The indebtedness under the Senior Lender Agreements is guaranteed by Holdings and the majority of the Subsidiary Debtors and is secured by certain assets. Specifically, WINC and its subsidiary guarantors granted the holders of Senior Lender Claims a lien on and security interest in the following collateral to secure obligations under the Senior Lender Agreements:

     o certain personal property, including inventory, accounts receivable, equipment and general intangibles;

     o the capital stock of WINC and its domestic subsidiaries and second-tier subsidiaries;

     o 66 percent of the capital stock of certain of WINC's first-tier international subsidiaries;

     o    certain fee property and leased property of WINC;


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     o    all improvements and appurtenances on the fee property and leased property; and

     o    certain rents.

     The Debtors also have an aggregate of approximately $527 million in principal amount outstanding under the Senior Subordinated Notes. As of the Commencement Date, WINC owed an aggregate of approximately $287 million in principal and accumulated interest under the 10 7/8% Series A and Series B Senior Subordinated Notes due 2006. Additionally, as of the Commencement Date, WINC owed an aggregate amount of approximately $287 million in principal and accumulated interest under the 12 1/4% Series A and Series B Senior Subordinated Discount Notes due 2006. The Senior Subordinated Notes are unsecured obligations of WINC guaranteed by Holdings and certain specified subsidiaries of the Debtors. The Senior Subordinated Notes are subordinated in right of payment to all obligations under the Senior Lender Agreements and rank pari passu with all existing subordinated debt of WINC.

     B.   Events Leading to Chapter 11 and the Need to Reorganize

     Both the Debtors' bowling products and bowling centers lines of business are subject to intense competition. The U.S. bowling center industry is highly fragmented. It consists of two relatively large bowling center operators, the Debtors (which together had approximately 400 U.S. centers as of November 1, 2001) and Brunswick Corporation (which had approximately 114 U.S. centers, as of November 1, 2001)), three medium-sized chains and approximately 5,000 bowling centers owned by single-center and small-chain operators, which typically own four or fewer centers. The top five operators (including the Debtors) account for approximately 10 percent of the total number of U.S. bowling centers. The international bowling center industry is also highly fragmented. There are few chain operators in any one country and a large number of single-center operators. AMF is one of two major providers of a full line of bowling equipment and products. However, there are numerous competitors who manufacture and sell selected bowling equipment and products.

     Competition in the Debtors' bowling centers line of business includes not only other bowling centers, but also purveyors of numerous other leisure activities. Accordingly, competition from other suppliers and the availability and affordability of sports, recreational and entertainment alternatives has hampered the Debtors' ability to generate the cash flow necessary to sustain their highly leveraged capital structure. The significant decline in demand from international markets for the Debtors' bowling products has further contributed to the Debtors' reduced cash flow. In addition to importation issues that make it difficult for the Debtors to compete against local manufacturers in China, no international market has emerged with the strong demand experienced in Asia in the early and mid 1990's, and the limited availability of financing for customers seeking to build new centers has had an adverse impact on the Debtors' bowling products line of business.

     The Debtors determined that the continued viability of their businesses requires restructuring their highly leveraged capital structure. In May 2000, the Debtors retained Blackstone as financial advisors to assist them in restructuring their debt. Shortly thereafter Blackstone and WINC began meeting with the Debtors' two principal creditor constituencies, represented by (a) the Senior Lender Steering Committee and (b) the Informal Committee (collectively, the "Restructuring Committees"). At that time, the Debtors goal was to prepare and file a "prenegotiated" plan of reorganization under chapter 11 of the Bankruptcy Code and emerge from a chapter 11 proceeding as quickly as possible.

     When restructuring discussions commenced in August 2000 among the Debtors and the Restructuring Committees, the Debtors intended to


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     o    restructure WINC's capital structure to reduce its debt load,

     o refinance the Debtors' obligations under the Senior Lender Agreements to pay each of the existing lenders in full, and

     o satisfy the Debtors' obligations under the Senior Subordinated Notes by distributing substantially all of the common stock of Reorganized AMF to their existing bondholders.

     WINC's initial efforts to implement such a plan were not met in part because of a downturn in the economy and poor capital and financing market conditions, as a result of which WINC could not persuade traditional bank lenders, high-yield lenders or mezzanine lenders to refinance in full the Senior Lender Agreements on acceptable terms.

     In August 2000, WINC and the Senior Lenders agreed to amend the Senior Lender Agreements to waive the Debtors' compliance with their financial covenants through December 31, 2000 (the "Amendment"). The Amendment further provided for the permanent termination of an aggregate of $100 million of the otherwise available working capital commitments under the Senior Lender Agreements and required that the Debtors delay making the interest payment of approximately $13.6 million otherwise due September 15, 2000 on the Senior Subordinated Notes. As this payment was not made within the 30-day cure period, this failure constituted an event of default as of October 15, 2000 under the Senior Subordinated Notes. Moreover, pursuant to the terms of the Amendment, on or about September 30, 2000 the Debtors presented the Senior Lenders with a preliminary plan to restructure their debt and a timeline for implementation of such preliminary plan. A majority of the Senior Lenders indicated that the preliminary restructuring plan proposed by the Debtors was generally satisfactory in form and substance, subject to further approval of any definitive plan. The waiver expired on December 31, 2000 and the Debtors failed to make a scheduled principal payment of approximately $12.8 million due under the Senior Lender Agreements. WINC paid $3.0 million of the $14.7 million of interest then due on its bank debt on December 29, 2000. The remainder of the $14.7 million of interest due was paid on a weekly schedule during the first quarter of 2001 (at non-default interest rates). Accordingly, the Senior Lenders have asserted that interest on the Debtors' obligations under the Senior Lender Agreements has accrued and is accruing at the default rate.

     WINC did not make the cash interest payment of approximately $13.6 million on the Senior Subordinated Notes required on March 15, 2001. Neither the obligations under the Senior Lender Agreements nor the Senior Subordinated Notes have been accelerated. In addition, WINC did not make a scheduled principal payment under the Senior Lender Agreements of $12.8 million, which was due on March 30, 2001 but did make a $16.4 million interest payment under the Senior Lender Agreements on March 30, 2001. This payment represented interest at the non-default interest rate and was approximately $2.8 million less than the interest would have been at the default rate. From April 30, 2001 until July 6, 2001, the Debtors made interest payments to the Senior Lenders equaling approximately $23.5 million in the aggregate. By these payments, the Debtors were able to "catch up" on all of the default rate interest, which had accrued prepetition under the Senior Lender Agreements.

     As negotiations between the Debtors' and their major creditors progressed, the cash flow of the Debtors' bowling products businesses continued to decline as new markets for bowling products failed to emerge and customers became increasingly wary of purchasing equipment from the Debtors in the midst of their now very public financial problems. As discussed above, the Debtors are not in compliance with certain material financial covenants made in connection with the Senior Lender Agreements and have defaulted under the Senior Subordinated Notes. On July 2, 2001, the Debtors filed for protection under chapter 11 of the Bankruptcy Code.


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     Although WINC has been and remains a viable business enterprise that generates substantial cash flow from operations, the Debtors filed for protection under chapter 11 of the Bankruptcy Code due to liquidity problems the Debtors have encountered because of their highly leveraged capital structure. In response to further erosion of the Debtors' bowling products businesses and the continued lull in the refinancing markets, with the help of their advisors, the Debtors reopened discussions with the Restructuring Committees prior to the Commencement Date to formulate a restructuring plan that was consistent with the refinancing market and the condition of their business. In tandem with these discussions, senior management has evaluated the Debtors' operations, and is now implementing strategies to enhance their overall financial performance. In August 2001, the Debtors and the Senior Lenders reached an agreement in principle with respect to the primary terms of the Plan. Notwithstanding the liquidity problems that the Debtors have encountered, the Debtors believe that their business strategy remains fundamentally viable. The Debtors have determined that the continued viability of their businesses requires a restructuring of their highly leveraged capital structure. The Debtors will seek to achieve this result through the restructuring embodied in the Plan.

     After the Commencement Date, the Debtors undertook an ordinary course review of their business plan and their actual financial results to date in comparison to the results that had been forecasted in February 2001. The Debtors determined that it was necessary to revise their business plan and reduce the projected levels of EBITDA for the balance of fiscal 2001 and fiscal years 2002 through 2004. A number of factors contributed to this result, including the worsening outlook for the U.S. and global economies, the negative impact of delays to the date by which the Debtors expected to emerge from a restructuring, less aggressive expectations for the growth of certain businesses of the Debtors in light of the less positive outlook for the United States and non-U.S. markets for bowling products and bowling center operations and the impact of the continuing strength of the U.S. dollar relative to currencies of other countries. The projections attached as Exhibit D to this Disclosure Statement represent the estimates of the Debtors' management of the forecasted financial results for the Reorganized Debtors based on their current knowledge and current facts and circumstances applicable to the Debtors' business. Nonetheless, the Reorganized Debtors' actual financial results may vary from those projected and the Debtors do not represent that the Reorganized Debtors can or will achieve the projected financial results. See section VI.B., "Financial Projections and Valuation Analysis" for a discussion of factors that may affect the financial results of the Reorganized Company.

     On August 31, 2001, Stephen E. Hare resigned as an officer and director of WINC and Holdings and Christopher F. Caesar was appointed as Senior Vice President, Treasurer and Chief Financial Officer. Frederick G. Kraegel was elected Senior Vice President and Chief Administrative Officer of WINC.

     C.   Relationship Between BINC and WINC

     The members of the Board of Directors and management of BINC are also the directors and management of WINC. As discussed above, BINC first announced its intent to restructure in August 2000. In November 2000, the directors and management of BINC retained separate legal advisors to assist the directors and management of BINC in the evaluation of the alternatives for BINC given the restructuring by WINC. On July 30, 2001, BINC commenced its own chapter 11 case before the Bankruptcy Court. The BINC case is being administered separately from the Debtors' cases.

     Under the Senior Lender Agreements, WINC may not upstream funds to BINC. BINC has no operating assets or businesses, very limited cash resources and its only investment is the stock of its subsidiary, Holdings, which is the parent of WINC.


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                                 VIII. THE CASES

     A.   Continuation of Business After the Commencement Date

     Since the Commencement Date, the Debtors have continued to operate their business in the ordinary course as debtors-in-possession under sections 1107 and 1108 of the Bankruptcy Code. As described in greater detail below, a variety of steps have been and will be taken to strengthen and enhance the value of the Debtors' business during these cases.

          1.   Board of Directors

     WINC's Board of Directors currently consists of seven members, including one representative of the Debtors' senior management.

          2.   Management

     WINC's management team consists of Roland C. Smith, President and Chief Executive Officer, Frederick G. Kraegel, Senior Vice President and Chief Administrative Officer, Christopher F. Caesar, Senior Vice President, Treasurer and Chief Financial Officer, Timothy N. Scott, Senior Vice President of Marketing, and John B. Suddarth, Senior Vice President and Chief Operating Officer of the Debtors' bowling products business. Mr. Smith is also a member of WINC's Board of Directors.

               a.   Roland C. Smith

     Mr. Smith has been President and Chief Executive Officer of BINC and WINC since joining the company in April 1999. Prior to joining BINC and WINC, Mr. Smith was President and Chief Executive Officer of the Triarc Restaurant Group, a restaurant franchisor that conducts its business through Arby's, Inc., from 1997 to 1999. Mr. Smith joined the Triarc Restaurant Group in 1994 as Vice President of international marketing.

               b.   Frederick G. Kraegel

     Mr. Kraegel has been the Senior Vice President and Chief Administrative Officer of WINC since joining the company on August 13, 2001. Prior to joining WINC, Mr. Kraegel was President of AREIL, Inc., the successor company to Acme Markets of Virginia, a retail supermarket company. From 1991 through 1997, Mr. Kraegel served as Senior Vice President and Chief Financial Officer of Best Products Co., Inc. Mr. Kraegel also served as a partner at Peat Marwick Mitchell & Co., now known as KPMG LLP.

               c.   Christopher F. Caesar

     Mr. Caesar was named Senior Vice President, Treasurer and Chief Financial Officer of WINC following the resignation of Stephen Hare on August 31, 2001. Mr. Caesar served as Vice President and Treasurer of WINC from January 1999 until his appointment as Senior Vice President, Treasurer and Chief Financial Officer. From 1998 until 1999 Mr. Caesar was Vice President, Corporate Strategy for Danka Business Systems plc. From 1996 until 1998, Mr. Caesar served as Director of Financial Planning for WINC. Mr. Caesar also served as Manager, Finance for James River Corporation from 1991 until 1996.


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               d.   Timothy N. Scott

     Mr. Scott has been the Senior Vice President of Marketing for WINC since November, 1999. Prior to joining the company, Mr. Scott was employed by Long John Silver's Restaurants, a restaurant franchisor, and served as its Vice President, Marketing and Advertising, during 1999, and its Vice President, Creative Services, from 1997 to 1998. Mr. Scott also served as Senior Vice President, Account Director of Young & Rubicam Advertising, an advertising agency, in 1996.

               e.   John B. Suddarth

     Mr. Suddarth has been a Senior Vice President of WINC since April 12, 2001. He was employed by AMF Bowling Products, Inc. as its Chief Operating Officer on March 15, 2001. Prior to joining AMF, Mr. Suddarth was the Chief Operating Officer of Morse Controls, a privately held controls company, from 1997 to 2000 and, from 1995 to 1997, Mr. Suddarth served as the Chief Operating Officer of AMF Reece, Inc., a privately held industrial sewing machine company.

          3.   Stabilizing Operations

     Both before and after the Commencement Date, the Debtors have taken actions to stabilize operations. The Debtors' management is actively and regularly reaching out to its league and other bowling center customers and vendors to assure them that these cases will not affect the Debtors' ability to operate and honor trade terms on a going-forward basis. At the same time, management has addressed and will continue to address the many emergencies and other matters which are incidental to the commencement of complex Chapter 11 cases, including responding to a multitude of inquiries by employees, unsecured creditors, the Creditors' Committee and its professionals, holders of Senior Lender Claims and their professionals, and others.

     In addition, the Debtors have moved quickly to ensure liquidity during the pendency of these cases. On the Commencement Date, the Debtors filed a motion seeking approval of a motion to obtain debtor-in-possession financing from the DIP Lenders in an aggregate amount of up to $75 million under the DIP Facility. The DIP Facility, which was the product of extensive negotiations with Citibank, was approved on a final basis by the Bankruptcy Court on August 8, 2001. The Debtors believe that establishing the DIP Facility has been and will be viewed by other third parties, particularly bowling products customers and vendors, as a means of providing stability and improving cash flow and enhancing the long term competitiveness of the Debtors. See section VIII.A.4.b., "DIP Financing Motion," below. In addition, postpetition financing has enabled the Debtors to
(a) increase their available financial resources, (b) engender confidence in their vendors such that the Debtors were and are able to purchase goods and services on normal trade terms, (c) fund the operations of certain Subsidiary Debtors during the summer months when such operations generate lower cash flow,
(d) fund the payments set forth in their first day orders, and (e) pay non-default rate interest under the Senior Lender Agreements. As of November 1, 2001, there were no loans outstanding under the DIP Facility.

          4.   First Day Motions

     Together with their petitions for relief, the Debtors filed a number of "first day" motions on the Commencement Date. In addition to these motions seeking affirmative or injunctive relief (some of which are discussed below), several sought administrative relief necessary to permit the Debtors to operate in the Reorganization Cases. Capitalized terms used in this section and not defined in this Disclosure Statement have the definitions that are used in the applicable motion. The Debtors' first day motions included motions for orders:


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     o    establishing interim compensation procedures for professionals;

     o authorizing the Debtors to mail initial notices and to file a list of creditors in lieu of a creditor matrix;

     o authorizing the retention of the Debtors' professionals and a noticing, claims and Voting Agent;

     o authorizing payment of prepetition sales and use taxes and continued compliance with licensing and regulatory requirements;

     o authorizing the continued use of the Debtors' existing bank accounts and business forms;

     o    authorizing the joint administration of the Debtors' cases;

     o authorizing the Debtors to satisfy prepetition claims held by certain critical vendors, suppliers and foreign creditors;

     o authorizing the Debtors to honor certain prepetition customer programs and practices;

     o    authorizing the payment of certain prepetition employee obligations;

     o authorizing the payment of prepetition common carrier, warehouse and related obligations;

     o    approving the rejection of certain leases and executory contracts;

     o the employment of certain ordinary course professionals and foreign insolvency counsel;

     o authorizing the Debtors to continue and pay premiums due under worker's compensation and insurance policies;

     o determining procedures governing adequate assurance of future performance under executory contracts with utility companies;

     o    approving an administrative order limiting notice to certain parties;

     o authorizing interim borrowings under the DIP Facility and the use of cash collateral;

     o authorizing the Debtors to maintain their existing cash management system; and

     o    approving certain investment guidelines.

Each of these motions was granted by the Bankruptcy Court. Nothing in the Plan will preclude the Reorganized Debtors from paying Claims that the Debtors were authorized to pay under any Final Order entered by the Bankruptcy Court before the Confirmation Date.


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               a.   Critical Payments Motion

     The Debtors sought and received an order of the Bankruptcy Court authorizing the Debtors, in the exercise of their sound business judgment, to:

               (a) pay an amount not to exceed $6.13 million in prepetition obligations owed to essential providers of goods and services, who provided such goods and services prior to the Petition Date;

               (b) honor certain obligations up to an aggregate of $1.9 million to certain vendors with whom the Debtors placed purchase orders prior to the Petition Date for goods that are scheduled to be delivered to the Debtors after the Petition Date or alternatively, affirm or reissue prepetition purchase orders to such vendors postpetition;

               (c) pay up to an aggregate of $1.1 million on account of prepetition obligations owed to any creditor that may seek to enforce its rights under applicable foreign law, such that property of the estates is subject to seizure, forfeiture, or diminution in value and such creditor is practically immune from the reach of the automatic stay under section 362 of the Bankruptcy Code;

               (d) honor certain obligations to certain vendors that the Debtors placed purchase orders prior to the Commencement Date for goods scheduled to be delivered to the Debtors after the Commencement Date; and

               (e) pay all checks in respect of obligations described in paragraphs (a) through (d) above that are in float as of the Commencement Date and reissue such checks if they are inadvertently denied.

     Payment of such expenses was designed to prevent disruption in the Debtors' ordinary course business arrangements with major trade suppliers, and to reduce the threat that such suppliers and other trade creditors will cease doing business with the Debtors. Although the Debtors were authorized to pay up to $9.13 million in prepetition claims pursuant to this motion, as of November 1, 2001, approximately $4.42 million in critical prepetition payments had been made.

               b.   DIP Financing Motion

     As discussed above, the Debtors received approval of a motion to obtain financing and authorize the use of cash claimed as collateral by the Senior Lenders ("Cash Collateral"). The DIP Facility consists of a non-amortizing revolving credit facility in an aggregate principal amount of up to $75 million (with a sublimit of $15 million for letters of credit). Proceeds of the advances under the DIP Facility are to be or were used solely to (a) provide financing for working capital, letters of credit, capital expenditures and other general corporate purposes of the Debtors including, to the extent permitted under the DIP Facility, their non-Debtor subsidiaries and (b) pay related transaction costs, fees and expenses. All postpetition advances will bear interest, at the option of the Debtors, at one of the following rates:

     o    A rate per year equal to the sum of (a) a margin of 1.5 percent and
          (b) a fluctuating interest rate based on the highest of (i) the applicable base rate of Citibank as Administrative Agent for the DIP Lenders (the "DIP Lender Administrative Agent"), (ii) a rate based on the three week moving average of applicable interest rates for certification of deposit adjusted for reserve requirements, plus a premium of 50 basis points and (iii) the three week moving


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     average of the estimated annual assessment rate payable by Citibank to insure U.S. dollar deposits, as more fully set forth in the DIP Facility (the "Base Rate").

     o A rate per year equal to the sum of (a) a margin of 2.5 percent per year and (b) a variable rate based on the London interbank market rate applicable two days before the borrowing, adjusted to account for specified reserve requirements (the "Eurodollar Rate").

     o Interest payments on advances based on the Base Rate will be made monthly in arrears. Interest payments on advances based on the Eurodollar Rate will be made on the last day of the applicable interest period.

     o During an event of default, borrowings will bear interest at an additional 2 percent per year.

     In general terms, the Debtors secured their obligations under the DIP Facility with, among others:

     o first priority liens on and security interests in (subject to certain specified permitted liens) all unencumbered property and interests, real and personal, tangible and intangible, of the Debtors, including after acquired property,

     o first priority, senior priming liens on all collateral securing obligations under the Senior Lender Agreements prior to the Commencement Date (the "Prepetition Collateral") in accordance with section 364(d)(1) of the Bankruptcy Code, and all existing liens on the Prepetition Collateral for the benefit of the Senior Lenders are to be made subject and subordinate to the perfected first priority senior liens to be granted to the DIP Lender Administrative Agent, in each case subject and subordinate to the carve-out described below.

     o junior liens on all property (other than Prepetition Collateral) of the Debtors that (a) was subject to valid and perfected liens in existence on the Commencement Date, in accordance with section 364(c)(3) of the Bankruptcy Code or (B) becomes subject to a valid lien perfected (but not granted) after the Commencement Date to the extent such post-Commencement Date perfection in respect of prepetition claims is expressly permitted under the Bankruptcy Code, and

     The DIP Facility provides for a carve-out for payment of certain administrative expenses in an amount not to exceed $2,500,000 in the aggregate, which amount may be used by the Debtors after the occurrence and during the continuance of a default or an event of default under the DIP Facility, despite the security interests held for the benefit of the DIP Lenders and the DIP Lender Administrative Agent's rights and superpriority claims under the DIP Facility. The Debtors may use the carve-out to pay certain fees or expenses specified in the DIP Facility.

     The amount of fees and expenses payable under the carve-out may not exceed $2,500,000 and will not be reduced by the amount of any compensation and reimbursement of expenses paid prior to the occurrence of the default or event of default in respect of which the carve-out is invoked. However, in no event may the Debtors pay any fees or expenses from proceeds of the DIP Facility that are incurred in challenging the liens or claims of the Prepetition Agent or the Senior Lenders, although, subject to the


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Carve-Out, the professionals for the Committee may be paid (to the extent allowed by the Court) fees and expenses incurred in analyzing such liens or claims.

     The following measures were approved to adequately protect the Senior Lenders against any diminution in the value of the prepetition collateral that results from: (a) the use, sale or lease of the prepetition collateral (including Cash Collateral), (b) the imposition of the automatic stay, and (c) the priming of the liens on the prepetition collateral with the liens granted in connection with the DIP Facility and under the DIP Order on property of the Debtors' estates in favor of the DIP Lender Administrative Agent and the DIP
Lenders:

     o the monthly payment of current, non-default rate interest and letter of credit fees (including any such unpaid interest and fees that have accrued as of the Commencement Date) due in accordance with the Senior Lender Agreements;

     o (a) valid, binding, enforceable and perfected replacement security interests in all of the Debtors' right, title and interest in, to and under the collateral to be provided under the DIP Facility and (b) claims pursuant to section 507(b) of the Bankruptcy Code, subject in each case to the qualifications and exceptions described in the DIP Order; and

     o the current payment to the Administrative Agent of certain reasonable fees and expenses described in the DIP order.

     The DIP Order contains provisions through which the Debtors have acknowledged the amount of their indebtedness as of the Commencement Date under the Senior Lender Agreements, and that such indebtedness is secured by liens in favor of the Senior Lenders on certain of the Debtors' real and personal property located in the United States. In addition, the Debtors have waived and released any right they may have had to challenge the validity of such claims and liens.

     Notwithstanding these acknowledgements and waivers, the DIP Order provided that the Creditors' Committee could seek to (a) disallow the Senior Lender Claims, (b) avoid any lien, security interest or collateral interest in the assets of the Debtors claimed by the Senior Lenders, (c) otherwise obtain any other relief of any type or nature whatsoever, legal or equitable against the Senior Lenders, (d) otherwise recover from the Senior Lenders on account of their relationship with the Debtors prior to the Commencement Date, or (e) challenge the application of the monthly interest payments described above. The Order provided that the Creditors' Committee could file an objection and commence an action until October 7, 2001. As no such timely objection or action was filed or commenced, the Senior Lender Claim will be allowed as a secured claim for all purposes in connection with the cases and no avoidance or preference actions may be brought in connection with the Senior Lender Claims.

               c.   Employee Wage Motion

     To retain valued employees and ensure the Debtors' ability to continue operating with a minimal amount of disruption after the Commencement Date, the Debtors sought an order of the Bankruptcy Court authorizing the Debtors to honor in the ordinary course and/or pay prepetition claims relating to unpaid compensation, reimbursable expenses, employee benefits, and paid time off obligations, which include, among other items, wages, salaries, commissions, compensation, union benefits, federal and state withholding taxes, payroll taxes, vacation days, holiday pay, personal days, life insurance, medical insurance benefits and premiums, tuition reimbursement, 401(k) contributions, reimbursable expenses and other employee benefits (collectively, the "Prepetition Employee Obligations"). The


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Debtors also obtained Bankruptcy Court approval to take certain actions to ensure that certain social costs are satisfied with respect to the Debtors' foreign employees (collectively, the "Wage Motion").

     Pursuant to the Wage Motion, the Debtors satisfied payroll obligations of approximately $8.64 million, including, $7.9 million in wages and salaries (net of employer-portion payroll taxes) to their approximately 15,020 employees, approximately $640,675 in Payroll Tax Obligations and approximately $108,000 (before taxes) in commissions. In addition to paying payroll expenses, pursuant to the Wage Motion, the Debtors made payments, including, but not limited to, approximately (a) $1.1 million in connection with prepetition obligations arising under their self-insured health plan, (b) $360,000 to reimburse employees for business expenses they incurred prepetition, (c) $1.75 million to third parties in respect of amounts deducted from employees' paychecks for items such as 401(k) plans, health care costs, optional-life/dependent life, flexible medical savings accounts, dependent care accounts, union dues, and (d) $1.51 million in connection with foreign social costs.

          5.   Retention and Severance Programs

     To retain valued members of the Debtors' management, the Debtors sought an order of the Bankruptcy Court authorizing the Debtors to maintain several retention and severance programs, including: key manager retention agreements for approximately 17 key management employees (the "Employee Retention Agreements"); an executive retention plan for Roland Smith, the Debtors' Chief Executive Officer and Stephen E. Hare, the Debtors' former Chief Financial Officer; the AMF US Employees Severance Plan for U.S.-based employees who hold titles below the Director level; the AMF Senior Manager Severance Plan for U.S.-based employees who are Director-level employees or above, and who are generally not otherwise entitled to benefits under another plan, program or individual agreement that provides severance benefits, and; a discretionary bonus fund to provide for the payment of bonus awards, up to a total of $100,000, to employees of the Debtor who are not key managers or senior executives. The motion requesting approval of the severance and retention programs described above was granted on July 26, 2001.

     The retention agreements for the executive officers and the Employee Retention Agreements provide for bonus payments in an amount equal to a percentage of the employee's base salary (from 25 percent to 200 percent), based on the employee's position with the Debtor and level of responsibility. One-half of the retention bonuses were paid to employees before the Commencement Date. In order to receive the balance of the retention bonus, the employee must remain employed with the Debtors through the Effective Date.

     Under the severance and other plans maintained by the Debtors, including the AMF US Employees Severance Plan, the AMF Senior Manager Severance Plan, and the Employment Retention Agreements (under which key managers are eligible to receive severance benefits), the severance benefits range from a minimum of four weeks of base salary (for employees below the Director level) up to twelve months of base salary, benefit plan continuation for twelve months, plus a pro-rated bonus for the year in which termination occurs (for the certain senior executive employees of the Debtor). Following the Effective Date, the AMF US Employees Severance Plan will be eliminated. After such date, employees below the Director level will receive benefits under the general AMF severance policy, which provides a severance benefit equal to one week of base salary for each year of service with the Debtor, without a minimum benefit. Prior to receiving benefits under the severance plans or agreements, each eligible employee must execute a general release of claims against the Debtors.

     In an effort to increase the competitiveness of the Debtors' compensation package for employees above the Director level, which was considered to be below market based on a study conducted by a nationally-recognized consulting firm, the Debtors enhanced the compensation package


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for such employees by adopting several additional welfare benefit plans and programs. The additional plans and programs are incorporated in the AMF Senior Manager Benefits Package. The more significant benefits provided under the Senior Manger Benefits Package include enhanced severance benefits through the AMF Senior Manager Severance Plan, long-term disability and additional life insurance coverage, a variable annuity and variable universal life insurance program under which the Debtors provide a matching contribution (subject to annual limits) and a tax "gross-up", based on the level of after-tax contributions made by participants, an enhanced vacation policy, and for the most senior employees of the Debtor, reimbursement of expenses incurred in connection with financial planning, estate planning, and airline club memberships (subject to annual limits).

          6.   Senior Executive Employment Agreements

     In 1999, BINC entered into an employment agreement with Roland Smith, BINC's Chief Executive Officer, and Stephen Hare, BINC's former Chief Financial Officer. In 2000, BINC assigned its rights and obligations under the employment agreements for Messrs. Smith and Hare to WINC and certain Debtors that are subsidiaries of WINC.

     The Debtors sought an order of the Bankruptcy Court authorizing the Debtors to assume the employment agreements with Messrs. Smith and Hare and the Employee Retention Agreements. The motion was granted on July 26, 2001. On August 31, 2001, Stephen Hare resigned as an officer and director of BINC, WINC and Holdings and Christopher Caesar was appointed as Senior Vice President, Treasurer and Chief Financial Officer.

          7.   Cash Management Motion

     The Debtors sought and obtained authorization to continue the management of their cash receipts and disbursements substantially in the manner in which they were handled immediately before the Commencement Date.

     WINC's domestic cash management system is generally organized by business line and consists primarily of two linked networks of accounts, one maintained at First Union National Bank ("FUNB") and one at Citibank. Both the FUNB and Citibank networks resemble a pyramid. Generally, monies generated by WINC's bowling centers are initially deposited into one of many local deposit accounts. On a daily basis, these funds are transferred to one of several intermediate concentration accounts, which each relate to a particular line of business. Subsequently, funds are swept from the intermediate concentration accounts, which are maintained by Subsidiary Debtors, into one of two primary concentration accounts maintained by WINC, which concentrate funds from the FUNB and Citibank networks, respectively. As set forth above, it is these concentration accounts, which are maintained at FUNB and Citibank (the "Citibank Concentration Account"), respectively, that enable WINC to serve as the primary collection and disbursement agent for its subsidiaries.

     Each of WINC's international operations has their own network of bank accounts, which they use to collect receivables and pay disbursements. Excess monies generated by these operations are wired, on a periodic basis, into one of several accounts maintained by WINC in the United Kingdom and occasionally into the Citibank Concentration Account. From time to time, one or more of WINC's foreign branches (who are Subsidiary Debtors or Foreign Subsidiaries) requires an advance of funds for use in its operations. Although such operations are generally self sufficient on an annual basis, they do not retain their excess cash. Rather, in accordance with the ordinary and customary cash management practices, such cash is concentrated elsewhere within WINC's cash management system. On such occasions, either AMF UK, AMF Bowling Products, Inc. ("AMF Products"), or WINC wires money to such branch or subsidiary. Such transfers are merely short term arrangements, and frequently are made


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under circumstances in which the transferee has underestimated its cash needs and has upstreamed more funds than it should have. Historically, although AMF Products generally provides as much money to AMF UK and WINC as it consumes annually by way of payroll, vendor obligations and other business expenses, at certain points during the year, cash generated by the Debtors' bowling centers business is used for AMF Products' operations.

     The foregoing practices directly and indirectly maintain and preserve WINC's enterprise value. Moreover, WINC's operations and the preservation of their respective asset values depend on, among other things, WINC's ability to continue to use these cash management practices because, absent the present system, the Debtors and their Foreign Subsidiaries would not be able to track their receipts and disbursements as there is no other mechanism in place that would enable each to manage and deploy their cash independently from each other.

          B.   Case Administration

               1.   Bar Date

     In accordance with Bankruptcy Rules 3003(c) and 9029, by order dated July 5, 2001 the Bankruptcy Court established September 24, 2001 (the "Bar Date") as the final date for filing proofs of claims against the Debtors, subject to certain exceptions. Pursuant to Bankruptcy Rule 3003(c)(2), any creditor: (a) whose Claim (i) was not scheduled by the Debtors or (ii) was scheduled as disputed, contingent or unliquidated, and (b) who failed to file a proof of claim on or before the Bar Date, will not be treated as a creditor with respect to that Claim for purposes of voting on the Plan or receiving a distribution under the Plan. As of the Bar Date, approximately 4,000 claims had been timely filed.

     The Debtors may object to all Claims filed after the Bar Date and to duplicate, excessive or otherwise meritless Claims.

               2.   Exclusivity

     The Debtors filed the Plan on August 31, 2001. Section 1121(b) of the Bankruptcy Code provides that a debtor has the exclusive right to file a plan of reorganization for an initial period of 120 days after the commencement of the case (the "Exclusive Filing Period"). Additionally, section 1121(c)(3) provides that, if a debtor has filed a plan within the initial 120-day period under subsection (b), it then has an additional 60 days to exclusively solicit acceptances to the plan it filed (the "Exclusive Solicitation Period"). By order dated October 22, 2001, the Bankruptcy Court granted the Debtors an extension of the Exclusive Filing Period and the Exclusive Solicitation Period through and including February 27, 2002 and April 30, 2002, respectively. Notwithstanding the fact that the Debtors filed the Second Amended Plan on November 7, 2001, 111 days before the expiration of the Exclusive Filing Period, the Debtors reserve their right to seek a further extension of their time to obtain acceptances of the Plan.

               3.   Schedules and Statement of Financial Affairs

     The Debtors filed their Schedules of Assets and Liabilities, lists and Statement of Financial Affairs on August 3, 2001. On September 24, 2001 and October 29, 2001, the Debtors filed amended Schedules of Assets and Liabilities with the Bankruptcy Court. The Debtors reserve their rights to further amend such Schedules, lists and Statement of Financial Affairs as may be necessary.


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          4.   Information and Estimates

     In their Schedules of Assets and Liabilities, and statement of financial affairs and executory contracts, the Debtors estimated the approximate aggregate allowed amounts of Claims, and the projected recoveries thereon under the Plan, as set forth below. These estimates are preliminary and tentative given the limited review and analysis undertaken to date.

     These amounts represent estimates by the Debtors based on current information only. The Debtors make no representation as to the extent to which these estimates may ultimately prove accurate in light of actual claims and the resolution of claims disputes. For information regarding the limitations on and uncertainties of these estimates, see section VI.B, "Financial Projections and Valuation Analysis," above:

    Class or Type of Claims             Estimated Aggregate Allowed Amounts(1)
    -----------------------             ---------------------------------------
DIP Lender Claims...............................     $0(2)
Administrative Expense Claims...................     $14,200,000(3)
Fee Claims......................................     $13,300,000(4)
Priority Non-Tax Claims.........................     $0
Other Secured Claims............................     $3,124,000
Unsecured Claims................................     $28,300,000
Senior Lender Claims............................     $622,361,000
Tort Claims.....................................     $2,500,000
Senior Subordinated Note Claims.................     $573,762,946
Interdebtor Claims..............................     N/A
AMF Affiliate Claims............................     $12,000,000
Common Stock / Equity Interests.................     N/A
Existing Securities Law Claims..................     $0
510(c) Claims...................................     $0

     5.   Preferences and Fraudulent Conveyances

     Under the Bankruptcy Code, a debtor may seek to recover, through adversary proceedings in the bankruptcy court, certain transfers of the debtor's property, including payments of cash, made while the debtor was insolvent during the 90 days immediately before the commencement of the bankruptcy case (or, in the case of a transfer to or on behalf of an "insider," one year before the commencement of the bankruptcy case) in respect of antecedent debts to the extent the transferee received more than it would have received on account of such preexisting debt had the debtor been liquidated

----------

(1) Approximately 4,000 proofs of claim were filed as of September 24, 2001, the Bar Date. As of the date of this Disclosure Statement, the Debtors have completed only a preliminary estimate of the Claims filed in these cases. Because recoveries under the Plan are directly linked to the amount and value of the Allowed Claims, any change in the Debtors' Claims estimates resulting from further analysis of the proofs of claim filed as of the Bar Date will impact their predictions of recoveries under the Plan. Claims estimates for purposes of effectuating the Tort Claims Reserve and the reserve for Disputed Claims will ultimately be established by the Bankruptcy Court, after notice and hearing.

(2) Subject to the actual amounts of borrowings under or letters of credit drawn in connection with the DIP Facility.

(3) Including expenses that do not arise and are not paid in the ordinary course of business (including underwriting fees relating to the New AMF Notes and financing fees relating to the Exit Facility)

(4) Including success fees of Blackstone as set forth in its engagement letter, which was filed with the Bankruptcy Court in connection with the Debtors' application to retain and employ Blackstone and amounts allocated to other financial advisor and professional fees incurred, but not paid, during the Reorganization Cases.


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under chapter 7 of the Bankruptcy Code. Such transfers include cash payments, pledges of security interests or other transfers of an interest in property. In order to be preferential, such payments must have been made while the debtor was insolvent; debtors are rebuttably presumed to have been insolvent during the 90-day preference period. The Bankruptcy Code's preference statute can be very broad in its application because it allows the debtor to recover payments regardless of whether there was any impropriety in such payments.

     However, there are certain defenses to such claims. For example, transfers made in the ordinary course of the debtor's and the transferee's business according to ordinary business terms are not recoverable. Furthermore, if the transferee extended credit contemporaneously with or subsequent to the transfer, and before the commencement of the bankruptcy case, for which the transferee was not repaid, such extension constitutes an offset against an otherwise recoverable transfer of property. If a transfer is recovered by a debtor, the transferee has a general unsecured claim against the debtor to the extent of the recovery.

     Under the Bankruptcy Code and under various state laws, a debtor may also recover or set aside certain transfers of property (fraudulent transfers), including the grant of a security interest in property, made while the debtor was insolvent or which rendered the debtor insolvent or undercapitalized to the extent that the debtor received less than reasonably equivalent value for such transfer.

     The Debtors have performed a limited review to determine whether any fraudulent conveyances were made. The Debtors currently are not aware of any claims, and believe there are no claims against any party for a fraudulent conveyance that are likely to succeed. The Debtors believe, without thorough investigation, that there are valid defenses to most, if not all, transfers that may constitute preferences under the Bankruptcy Code.

     As described above, because the Creditors' Committee did not file an objection or commence an action seeking a determination that the Senior Lender Claims be avoided as a fraudulent transfer or preference by October 7, 2001, the Senior Lender Claims can no longer be challenged on such grounds under the terms of the DIP Order.

          6.   Representation of the Debtor

     The Debtors have retained for purposes of representation of the Debtors in the Reorganization Cases the law firms of Willkie Farr & Gallagher, New York, New York, and McGuireWoods LLP, Richmond, Virginia, as bankruptcy co-counsel, and Blackstone, New York, New York, as financial advisors, and Arthur Andersen LLP, Richmond, Virginia, as tax consultants and auditors. The Debtors' retention of Willkie Farr & Gallagher and McGuireWoods was approved by an order of the Bankruptcy Court on July 19, 2001. The Debtors' retention of Blackstone, the payment of a success fee of $7,000,000 to Blackstone upon consummation of the Plan, and a limited indemnification of Blackstone by the Debtors was approved by an order of the Bankruptcy Court on October 22, 2001.

          7.   Representation of Other Parties in Interest

     The Creditors' Committee has retained the law firms of Debevoise & Plimpton, New York, New York and Troutman Sanders Mays & Valentine LLP, Richmond, Virginia, as legal counsel and Houlihan Lokey Howard and Zukin Capital ("Houlihan"), New York, New York, as its financial advisor. The Debtors have agreed to pay Houlihan a success fee of $1,000,000 upon implementation of a consensual Plan. The Senior Lender Steering Committee has retained Weil, Gotshal & Manges, LLP, New York, New York and Hunton & Williams, Richmond, Virginia, as legal counsel and Dresdner Kleinwort Wasserstein, New York, New York as financial advisor ("DrKW"). The Debtors have agreed


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to pay DrKW a success fee upon implementation of the Plan in an amount of
$3,000,000. The Debtors understand this fee would be paid as a reimbursement of an expense of the Senior Lenders under the Senior Lender Agreements.

                IX. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain United States federal income tax consequences of the implementation of the Plan to the Debtors and certain holders of Claims and Equity Interests. The following summary does not apply to holders whose Claims or Equity Interests are entitled to reinstatement or payment in full in cash under the Plan.

     The following summary is based on the Internal Revenue Code of 1986 (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and published rulings and pronouncements of the Internal Revenue Service ("IRS") as in effect on the date hereof. Changes in these rules, or new interpretations of these rules, may have retroactive effect and could significantly affect the federal income tax consequences described below.

     The federal income tax consequences of the Plan are complex and subject to significant uncertainties. Also, the tax consequences to holders of claims and interests may vary based on the individual circumstances of each holder. The Debtors have not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan. Thus, no assurance can be given as to the interpretation that the IRS will adopt. In addition, this summary does not address foreign, state or local tax consequences of the Plan, and it does not purport to address the federal income tax consequences of the Plan to special classes of taxpayers, such as, without limitation, foreign taxpayers, broker-dealers, banks, insurance companies, financial institutions, small business investment corporations, regulated investment companies, tax-exempt organizations, investors in passthrough entities, litigation claimants, employees of the Debtors with claims relating to their employment, or stockholders who acquired the stock through the exercise of an employee stock option or otherwise as compensation. This discussion assumes that holders hold their Claims and Equity Interests, and will hold any property received in exchange for such Claims and Equity Interests, as "capital assets" within the meaning of Code section 1221. The tax consequences to holders of Claims or Equity Interests may vary based on the specific characteristics and circumstances of the holders.

     Accordingly, the following summary of certain federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based on the individual circumstances pertaining to the holder of a Claim. All holders of Claims or Equity Interests are urged to consult their own tax advisors in determining the federal, state, local and other tax consequences to them of the plan.

     A.   Tax Consequences to Creditors

          1.   General

               a.   Tax Securities

     The tax consequences of the Plan to a holder of a claim may depend in part upon whether such claim is based on an obligation of the Debtors that constitutes a "security" for federal income tax purposes. The determination of whether a debt obligation constitutes a security for federal tax purposes is complex and depends on the facts and circumstances surrounding the origin and nature of the claim. Generally, obligations arising out of the extension of trade credit have been held not to be tax securities, while corporate debt obligations evidenced by written instruments with original maturities of ten years or


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more have been held to be tax securities. It is uncertain whether the
Claims will be considered securities for federal tax purposes and holders are advised to consult their tax advisors with respect to this issue.

               b.   "Fair Market Value"

     For tax purposes, the fair market value of the New AMF Common Stock and New Warrants will be their actual fair market value upon issuance. The fair market value of the New AMF Notes and the Senior Lender Facility Notes (if any) will be their respective "issue price," as defined in the Code. The "issue price" of any such note should be its "stated principal amount" (generally, the aggregate of all payments due under the note, excluding stated interest), if neither the note nor the Claim for which it is exchanged is considered to be "publicly traded" within the meaning of the original issue discount ("OID") rules of the Code within a short period before or after the Effective Date of the Plan. Otherwise, such issue price will be its actual fair market value, as determined by such public trading. For this purpose, "stated interest" does not include interest unless it is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually at a single fixed rate (or certain qualified floating rates). The OID rules of the Code define "publicly traded" to include appearing on a "quotation medium" that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of identified brokers, dealers or traders, or actual prices of recent sales transactions. As no transfer restrictions are contemplated for the New AMF Notes and the Senior Lender Facility Notes, the Debtors cannot assure you that they will not be considered "publicly traded."

               c.   Character of Gain or Loss

     The character of any gain or loss as ordinary or capital with respect to a Claim, or with respect to the disposition of stock or a security received in respect of a Claim, will depend on a number of factors, including, without limitation,

     o    the origin and nature of the Claim or Equity Interest,

     o    the tax status of the holder of the Claim or Equity Interest,

     o whether the Claim or Equity Interest is a capital asset in the hands of the holder, and

     o the extent to which the holder previously claimed a loss, bad debt deduction or charge to a reserve for bad debts with respect to the Claim or Equity Interest.

     If gain or loss recognized by a holder of a Claim or Equity Interest is capital gain or loss, it will be long-term if the holder held it for more than one year.

     Special considerations apply to holders that acquired their Claim or Equity Interest at a discount subsequent to their issuance (see "Market Discount" below), or when interest was in default. The tax consequences of the receipt of cash and property that is attributable to accrued but unpaid interest is discussed below in the section entitled "Consideration Allocable to Interest." Each holder is urged to consult its tax advisor as to the application of these factors to its own particular circumstances.

               d.   Consideration Allocable to Interest

     A holder of a Claim that receives a distribution under the Plan with respect to its Claim will recognize ordinary income to the extent it receives cash or property in respect of interest (including original issue discount that has accrued during the time that the holder has held such Claim) that has not already been included by the holder in income for federal income tax purposes under its method of


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accounting. If the cash and other property allocable to interest is less than the amount previously included as interest in the holder's federal income tax return, the discharged portion of interest may be deducted in the taxable year in which the Effective Date occurs. The extent to which consideration distributed under the Plan is allocable to interest is uncertain, and holders of Claims are urged to consult their own tax advisors concerning that subject.

               e.   Market Discount

     Generally, a "market discount" bond is one acquired after its original issuance for less than the issue price of such bond plus the aggregate amount, if any, of original issue discount includible in the income of all holders of such bond before such acquisition. Generally, gain realized on the disposition of a market discount bond (or on the disposition of property exchanged for such bond in certain non-taxable exchanges) will be ordinary income to the extent of "accrued market discount" at the time of such disposition (determined using either constant interest or ratable daily accrual). The market discount rules will also apply in the case of stock or a security acquired on original issuance under a non-taxable exchange for a market discount obligation.

               f.   Original Issue Discount

     If the New AMF Notes or any Senior Lender Facility Notes to be issued under the Plan or the Senior Lender Claims for which they will be exchanged are "publicly traded" within the meaning of the OID rules, the New AMF Notes and any such Senior Lender Facility Notes may have significant amounts of OID. The amount of OID would equal the difference between their "stated redemption price at maturity" (as such term is defined in the Code) and their "issue price" (determined as discussed above in the section on "Fair Market Value"). In general, a holder of a debt instrument with OID must include such OID in its income on a constant yield to maturity basis over the term of the instrument. The rules and regulations governing the calculation and taxation of OID are complex, and holders of Senior Lender Claims are urged to consult their tax advisors with regard to the tax consequences to them of owning New AMF Notes or Senior Lender Facility Notes with OID.

               g.   Backup Withholding

     Under the Code, interest, dividends and other "reportable payments" may, under certain circumstances, be subject to "backup withholding." Various claimants, such as corporations, are exempt from backup withholding.

     Backup withholding generally applies if the payee:

     o fails to furnish its social security number or other taxpayer identification number (a "TIN");

     o    furnishes an incorrect TIN;

     o    fails to properly report interest or dividends; or

     o under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding.


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          2.   Treatment of Certain Creditors

               a.   Senior Lender Claims

     As discussed in section I.E.2, "Summary of Distributions Under the Plan" of this Disclosure Statement, under the Plan, on the Effective Date each holder of Allowed Senior Lender Claims will receive, in complete settlement, satisfaction and discharge of its Class 2 Claim:

     o its pro rata share of the Senior Lender Cash Payment (which will be $0 if the Exit Facility is the Senior Lender Facility);

     o if the Exit Facility is the Senior Lender Facility, its pro rata share of the Senior Lender Facility Notes;

     o its pro rata share of the 10,000,000 shares of the New AMF Common Stock to be issued under the Plan; plus

     o    its pro rata share of the New AMF Notes.

Each holder of a Senior Lender Claim will also receive a pro rata share of the Senior Lender Origination Fee, which is an origination fee in an aggregate amount equal to 2 percent of the initial aggregate principal amount of the New AMF Notes and, if the Exit Facility is the Senior Lender Facility, 2 percent of the principal amount of the Senior Lender Term Loan Facility. While the federal income tax consequences of these fees are uncertain, the Debtors believe it is likely that for U.S. federal income tax purposes these fees will be treated as cash received in the exchange.

     If the Senior Lender Claims are securities, the exchange of a Senior Lender Claim will constitute a recapitalization. An exchanging holder would not recognize any loss realized on the exchange. If the holder realizes a gain on the exchange, the holder must recognize such gain to the extent of the sum of
(a) the amount of cash, (b) if the New AMF Notes are not securities, the fair market value of such notes and (c) if the Senior Lender Facility Notes are not securities, the fair market value of such notes received by the holder. The holder's aggregate basis in (a) its New AMF Common Stock and (b) the notes, if any, that are securities will equal its basis in its Senior Lender Claim less the sum of the amount of cash and the fair market value of the notes that are not securities received in the exchange. The holder's basis in the notes, if any, that are not securities will be their fair market value. The holder's aggregate basis in the New AMF Common Stock and the securities will be allocated in accordance with their fair market values. The holder's holding period in the New AMF Common Stock, and in the notes, if any, that are securities, would include the holder's holding period in the Senior Lender Claim exchanged therefor. The holder's holding period in the notes, if any, that are not securities, would begin on the day following the exchange.

     If the Senior Lender Claims are not securities, the exchange of a Senior Lender Claim would be a fully taxable transaction. The holder would recognize any gain or loss realized on the exchange. The holder's basis in all property received in the exchange would equal its fair market value. Its holding period in such property would begin on the day following the exchange.

     b.   Senior Subordinated Note Claims, Unsecured Claims and Tort Claims

     Under the Plan, holders of Senior Subordinated Note Claims, Unsecured Claims and Tort Claims will receive the New Warrants.


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     If the Claim exchanged by the holder is a security, the exchange would be a recapitalization. The exchanging holder would not recognize any gain or loss realized on the exchange. The holder's aggregate basis in the New Warrants will equal its basis in the exchanged Claim. The holder's holding period in the New Warrants would include its holding period in the exchanged Claim.

     If the Claim exchanged by the holder is not a security, the exchange would be fully taxable. An exchanging holder would recognize any gain or loss realized on the exchange. The holder's basis in its New Warrants would equal their fair market value. The holder's holding period in the New Warrants would begin on the day after the exchange.

     B.   Tax Consequences to Equity Holders

     The Plan contemplates the cancellation of the common stock held by BINC and Holdings in Holdings and WINC, respectively, without consideration. Holders of Holdings' and WINC's Common Stock should therefore recognize on the Effective Date a capital loss equal to their basis in Holdings' and WINC's Common Stock.

     C.   Tax Consequences to the Debtors

          1.   Cancellation of Debt

     In general, the Code provides that a taxpayer must include in gross income the amount of any cancellation of indebtedness ("COI") income realized during the tax year, except to the extent the payment of the discharged debt would have given rise to a tax deduction. COI income is the amount by which the indebtedness discharged exceeds the cash and the fair market value of property given in exchange therefor. Such COI income is not included in taxable income, however, where the cancellation of indebtedness is accomplished through a bankruptcy plan approved by the court in a case under the Bankruptcy Code.

     A debtor in a bankruptcy case generally must reduce its tax attributes, such as NOLs, tax credits, capital loss carryforwards and tax basis in its assets, by any such excluded COI income, as of the beginning of the taxable year following the year in which the COI income is realized. This tax attribute reduction rule is subject to certain exceptions, such as where the tax basis of the Debtors' assets is less than the Debtors' continuing liabilities (unless an election is made to reduce tax basis of depreciable property rather than reducing other tax attributes). The Debtors believe that the amount of COI income will be substantial, but the precise amount of COI income, and the resulting tax attribute reduction of the Debtors, will depend on the total value of the New AMF Notes, Senior Lender Facility Notes, New AMF Common Stock and New Warrants given in exchange for the indebtedness of the Debtors, determined as described above in the section on "Fair Market Value."

          2.   Effects on Net Operating Loss Carryforwards and Other Tax
               Attributes

               a.   Reduction of Tax Attributes

     BINC is the parent of an affiliated group of corporations, including Holdings, WINC and certain subsidiaries of WINC, which files a consolidated federal income tax return. The appropriate methodology for applying the attribute reduction described above to an affiliated group filing a consolidated federal income tax return is uncertain, and, in addition, the Debtors may be entitled to make certain elections that will affect attribute reduction. The Debtors will determine the appropriate methodology and elections under their interpretation of the law as in effect when the Debtors' tax returns are filed. The Debtors cannot assure you that the IRS will agree with the methodology chosen by the

Debtors. Accordingly, the NOLs of the Debtors may be substantially reduced or even eliminated. Other tax attributes may also be reduced. To the extent that asset basis is reduced, depreciation or amortization of assets would also be reduced, and gain recognized (and therefore tax imposed) in connection with a disposition of assets may be increased.

               b.   Code Section 382--In General

     Code section 382 provides generally that corporations that undergo an "ownership change" may be limited in the amount of existing tax attributes, including NOLs, that can be used to offset income generated by the corporation after the date of the ownership change, unless an exception under Code section 382(l)(5) applies. The Debtors intend to elect not to have the provisions of Code section 382(l)(5) apply to them. Stated simply, an ownership change occurs when aggregate changes in stock ownership by 5 percent shareholders exceed 50 percentage points by value over a three-year "testing period." Following an ownership change, the annual amount of income that may be offset by the corporation's NOLs after the ownership change generally will be limited to an amount equal to the sum of the equity value of the corporation immediately before the ownership change (but, under Code section 382(l)(6), including any increase in value resulting from any surrender or cancellation of indebtedness under the chapter 11 case), multiplied by the long-term tax-exempt rate then in effect. This section 382 limitation may be increased by certain "recognized built-in gains" triggered during a five year "recognition period" beginning on the ownership change date. Certain "recognized built-in losses," including certain deductions, triggered during the recognition period may be limited in the same manner as if such loss were an NOL existing as of the ownership change.

               c.   Application of Code Section 382 to the Debtors

     Any NOL remaining after the attribute reduction discussed above would be subject to the general section 382 limitation. As a result, annual usage of the NOL would be limited to the equity value of the Debtors immediately before the Effective Date (including, under Code section 382(l)(6), any increase in value resulting from the cancellation of any claims under the Plan), multiplied by the long-term tax-exempt rate in effect as of the Effective Date. The Debtors may be allowed to increase such limitation by certain built-in gains realized during the five year recognition period following the change date. In addition, certain "recognized built-in losses" realized during the recognition period may be subject to the Debtors' Code section 382 limitation as if they were NOLs. Specifically, amortization of intangibles, and possibly depreciation of tangible assets, may be limited during the five year "recognition period" following the Effective Date. The extent of such limitation depends on a number of factual and legal uncertainties, and, accordingly, the extent of any such limitation cannot be determined at this time.

                 X. PROCEDURES FOR DISTRIBUTIONS UNDER THE PLAN

     A.   Distribution Record Date

     As of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims or Equity Interests as maintained by the Debtors, or their respective agents, will be deemed closed, and there will be no further changes in the record holders of any of the Claims or Equity Interests. The Debtors will have no obligation to recognize any transfer of the Claims or Equity Interests that occur on or after the Distribution Record Date. The Debtors will be entitled to recognize and deal for all purposes under the Plan only with those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date, to the extent applicable.

     B.   Disbursing Agent

     The Debtors may designate an entity or entities to serve as Disbursing Agent in connection with distributions under the Plan or may themselves serve as Disbursing Agent. The Disbursing Agent will initially distribute and deliver all of the property to be distributed under the Plan, including, without limitation, the cash, New AMF Common Stock, New AMF Notes and the New Warrants.

     C.   Date of Distributions

     Unless otherwise provided in the Plan, any distributions and deliveries to be made under the Plan will be made on the Effective Date or as soon thereafter as is practicable.

             Holders of Claims designated to receive Plan Securities may need to receive and hold their Plan Securities in a brokerage account.

               To allow timely and efficient distribution and transfer of the Plan Securities among a wide group of holders, the Reorganized Company may issue some or all of the Plan Securities in global form and use the book-entry transfer facilities of DTC to effectuate distribution and transfer of the Plan Securities in lieu of printing and distributing individual certificates representing the Plan Securities.

               Use of the DTC book-entry transfer facilities may require recipients of Plan Securities that are not themselves participants in the DTC book-entry system to receive and hold their securities in a brokerage account. If the Debtors use the book-entry transfer facilities of DTC to effectuate distribution and transfer of some or all of the Plan Securities, holders of Claims designated to receive those securities will receive instructions regarding the DTC book-entry transfer facilities and a request for information on the brokerage account (or other account of a DTC participant) to be credited with the receipt of Plan Securities with respect to that holder's Claim.

               If you do not already have a brokerage account and hold a Claim in a Class that will receive Plan Securities under the Plan, you may be required to open a brokerage account to receive and hold your Plan Securities.

     D.   Distributions to Classes 2, 4 and 6

     On the Effective Date, the Disbursing Agent will distribute the Senior Lender Distribution directly to, or otherwise distribute in accordance with instructions provided by, Citibank, N.A., as administrative agent under the Senior Lender Agreements, for further distribution to individual holders of the Senior Lender Claims in accordance with the Senior Lender Agreements.

     On the Initial Distribution Date, the Disbursing Agent will distribute the New Warrants allocable to Allowed Claims held by members of Classes 4 and 6. To calculate the amount of New Warrants to be distributed to holders of Allowed Claims in Class 4, on the Initial Distribution Date, all Disputed Claims in Class 4 will be treated as though such Claims will be Allowed Claims in the amounts asserted or provided in the Estimation Order, as applicable.

     If the amount of any Disputed Claim exceeds the amount of the Claim that is ultimately Allowed, any New Warrants reserved for issuance with respect to those Disputed Claims because of such excess will be issued and distributed pro rata to holders of Allowed Claims in such Class pursuant to a Catch-up Distribution. The Disbursing Agent will periodically distribute New Warrants to the holders of Disputed Claims that become (in whole or in part) Allowed Claims in an amount equal to the amount of New Warrants that would have been distributed as of such date to such holder in respect of such Allowed Claim had it been an Allowed Claim on the Initial Distribution Date. The Disbursing Agent will have the right to determine the timing of the Catch-up Distributions.

     The Plan provides that there will be no distribution with respect to a Claim otherwise entitled to receive New Warrants if the distribution with respect to that Claim would require the issuance of less than one whole New Warrant.

     E.   Distribution to Class 5

     On the Final Distribution Date, the Disbursing Agent will distribute the New Warrants reserved for issuance in the Tort Claims Reserve, pro rata to the holders of Allowed Tort Claims, to the extent that each holder's Tort Claim is not an Insured Claim. Notwithstanding the value of individual Allowed Tort Claims, in no event will the Disbursing Agent distribute an aggregate amount of New Warrants to holders of Allowed Tort Claims in excess of the amount reserved for issuance in the Tort Claims Reserve. The Plan provides that there will be no distribution with respect to a Claim otherwise entitled to receive New Warrants if the distribution with respect to that Claim would require the issuance of less than one whole New Warrant. However, the Debtors and the Reorganized Debtors have reserved the right to distribute to any such holder who as a result receives no distribution with respect to such Claim such other consideration as the Bankruptcy Court may direct and to which the Senior Lender Steering Committee consents.

     That portion of each Allowed Tort Claim that is an Insured Claim will be paid solely and exclusively: (a) from the proceeds of insurance relating to such Insured Claim as and when such proceeds are received; or (b) by the applicable insurance carrier to the extent of such insurance.

     F.   Surrender of Instruments

     As a condition to receiving any distribution under the Plan, each holder of a Claim represented by an instrument, other than a Senior Lender Claim, including notes and certificates, must surrender such instrument held by it to the Disbursing Agent or its designee accompanied by a letter of transmittal substantially in the form set forth in the Plan Supplement. Any holder that fails to (a) surrender such instrument or (b) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Disbursing Agent and furnish a bond in form, substance, and amount reasonably satisfactory to the Disbursing Agent before the first anniversary of the Effective Date will be deemed to have forfeited all rights and Claims and may not participate in any distribution under the Plan in respect of such Claims. Any distribution so forfeited will become the sole and exclusive property of Reorganized AMF.

     G.   Unclaimed Distributions

     Subject to Bankruptcy Rule 9010, all distributions to any holder of an Allowed Claim other than a holder of an Allowed Senior Lender Claim, will be made at the address of such holder as set forth on the Schedules filed with the Bankruptcy Court or on the books and records of the Debtors or their agents (including, but not limited to, through the book-entry transfer facilities of DTC), unless the Debtors have been notified, in advance, in writing of a change of address, including, without limitation, by the filing of a proof of claim or interest by such holder that contains an address for such holder different from the address reflected on such Schedules for such holder. All Cash distributions to any holder of an Allowed Senior Lender Claim will be made via wire transfer to Citibank, N.A., as Administrative Agent under the Senior Lender Agreements. Distributions of Plan Securities may be made via distribution of certificates representing the Plan Securities or, if the Debtors so decide, via issuance of one or more global certificates representing some or all of the Plan Securities and crediting brokerage or other DTC participant accounts of holders of Claims with the delivery of the Plan Securities issued with respect to those Claims. If any distribution to any holder is returned as undeliverable, no distribution to such holder will be made unless and until the Disbursing Agent has been notified of the then current address of such holder, at which time or as soon as reasonably practicable thereafter such distribution will be made to such holder without interest; provided, that, such distributions will be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of 1 year from the later of the Effective Date and the date such holder's Claim is Allowed. After such date, all unclaimed property or interest in property will revert to Reorganized AMF, and the Claim of any other holder to such property or interest in property will be discharged and forever barred. The Reorganized Debtors and the Disbursing Agent will have no obligation to attempt to locate any holder of an Allowed Claim other than by reviewing their books and records (including any proofs of claim filed against the Debtors).

     H.   Treatment of Disputed, Contingent and Unliquidated Claims

          1.   Characterization of Disputed Claims

     Under section 1111(a) of the Bankruptcy Code, a proof of claim is deemed filed under section 501 of the Bankruptcy Code in the amount listed in the schedules filed by the debtor under applicable sections of the Bankruptcy Code, unless the claim is listed on the schedules as disputed, contingent or unliquidated. A disputed, contingent or unliquidated claim must be asserted by its holder, or by an indenture trustee representing that holder, through a timely filing of a proof of claim. If a proof of claim is not filed in a timely manner, the claim will be deemed under the Plan to be barred or disallowed.

          2.   Resolution of Contested Claims

     Other than with respect to Fee Claims, only the Reorganized Debtors will be entitled to object to Claims. Any objections to Claims must be served and filed on or before the later of (a) 120 days after the Effective Date, (b) 30 days after a request for payment or proof of Claim is filed and properly served upon the Debtors or (c) such other date as may be fixed by the Bankruptcy Court, whether fixed before or after the date specified in clause (a), above.

                           XI. ADDITIONAL INFORMATION

     The Debtors are subject to the information requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Any statements contained in this Disclosure Statement concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document for the full text thereof. Each such statement is qualified in its entirety by such reference. Certain documents referred to in this Disclosure Statement have not been attached as exhibits because of the impracticability of furnishing copies thereof to all of the Debtors' creditors and equity security holders. Additional financial and other information about WINC and the other Debtors can be found in WINC's Form 10-K for the fiscal year ended December 31, 2000, its Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001, its Form 10-Q for the quarter ended September 30, 2001 (which WINC currently expects to file on or before December 15, 2001) and its other filings from time to time with the SEC, each of which is incorporated in this Disclosure Statement by reference and is available at www.sec.gov. All of the exhibits to the Plan, the Plan Supplement and to this Disclosure Statement are available for inspection by contacting the Voting Agent.

                                 XII. CONCLUSION

     For all of the reasons set forth in this Disclosure Statement, the Debtors believe that the confirmation and consummation of the Plan is preferable to all other alternatives. Consequently, the Debtors urge all holders of Classes 1C, 2, 3, 4, 5, 6 and 8 Claims to vote to ACCEPT the Plan, and to duly complete and return their ballots so that they will be ACTUALLY RECEIVED on or before 5:00 p.m. Eastern time on January 4, 2002.

Dated: Richmond, Virginia
       November 7, 2001
                                        AMF BOWLING WORLDWIDE, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            Chief Financial Officer, Senior Vice
                                            President and Treasurer


                                        AMF GROUP HOLDINGS INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            Chief Financial Officer, Senior Vice
                                            President and Treasurer


                                        AMF BOWLING HOLDINGS INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BOWLING PRODUCTS, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            Senior Vice President, Assistant
                                            Secretary and Treasurer


                                        AMF BOWLING CENTERS HOLDINGS INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer

                                        AMF WORLDWIDE BOWLING CENTERS HOLDINGS
                                        INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BOWLING CENTERS, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BEVERAGE COMPANY OF OREGON, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BEVERAGE COMPANY OF W. VA., INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        BUSH RIVER CORPORATION

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar
                                            President, Assistant Secretary and
                                            Treasurer


                                        KING LOUIE LENEXA, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        300, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            Authorized Person

                                        AMERICAN RECREATION CENTERS, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        MICHAEL JORDAN GOLF COMPANY, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        MJG - O'HARE, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BOWLING CENTERS (AUST.)
                                        INTERNATIONAL INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BOWLING CENTERS (HONG KONG)
                                        INTERNATIONAL INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BOWLING CENTERS INTERNATIONAL INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BCO-UK ONE, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer

                                        AMF BCO-UK TWO, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BCO-FRANCE ONE, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BCO-FRANCE TWO, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        AMF BOWLING CENTERS SPAIN INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President and Managing Director


                                        AMF BOWLING MEXICO HOLDINGS, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer


                                        BOLICHES AMF, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            President, Assistant Secretary and
                                            Treasurer

                                    EXHIBIT A
                                    ---------

                             Plan of Reorganization

                                    EXHIBIT B
                                    ---------

                             Non-Debtor Subsidiaries

AMF Bowling Products International B.V.
AMF Bowling India Private Limited
AMF Bowling Poland Sp.zo.o
Fair Lanes Edgewood Restaurant, Inc.
AMF Catering Services Pty. Ltd.
AMF Bowling
AMF Bowling Augsburg GmbH
Gravesend Bowling Limited
Channel Holdings Limited
Pentagon Bowling Limited
AMF Bowling Products, LLC
AMF Bowling France SNC
AMF Bowling de Paris SNC
AMF Bowling de Lyon La Part Dieu SNC
Societe Anonyme du Bowling de Montparmasse
Boliches AMF y Compania
Operadora Mexicana de Boliches, S.A.
Promotora de Boliches, S.A. de C.V.
Immuebles Obispado S.A.
Immuebles Minerva S.A.
Boliches Mexicanos, S.A.
AMF International BCO Holdings B.V.
Hong Leong-AMF Leisure Holdings Ptd. Ltd.
AMF Bowling LTDA
AMF Bowling Brasil S.A.
Madeira Bowling Investments SGPS Sociedade Unipessol. LTDA
AMF Playcenter S.A.

                                                 EXHIBIT C
                                                 ---------

                                      Members of Creditors Committee

New England Plastics                                         Zurich Scudder Investments, Inc.
Attn:  Michael P. Famiglietti, Treasurer                     Attn:  Robert J. Horton, Sr., Vice President
310 Salem Street                                             222 South Riverside Plaza
Woburn, MA  01801                                            Chicago, IL  60606
Phone:  (781) 933-6004                                       Phone:  (312) 537-8841
Fax:    (781) 933-2726                                       Fax:    (312) 537-1001
E-mail:  mfam.nepcorp@verizon.net                            E-mail:  robert j horton@scudder.com

Coca-Cola Fountain                                           The Bank of New York, Indenture Trustee
Attn:  William Kaye                                          Attn:  Irene Siegel, Vice President
31 Rose Lane                                                 101 Barclay Street - 21W
East Rockaway, NY  11518                                     New York, NY  10286
Phone:  (516) 374-3705                                       Phone:  (212) 815-5703
Fax:    (516) 569-6531                                       Fax:    (212) 815-3466
E-mail:  billkaye@optonline.net                              E-mail:  isiegel@bankofny.com

Federated Investment Management Company                      GSCP Recovery, Inc.
Attn:  Steven Wagner, Assistant Vice President               Attn:  Robert Hamwee, Managing Director
1001 Liberty Avenue - 2nd Floor                              GSC Partners
Pittsburgh, PA  15222-3779                                   500 Campus Drive, Suite 220
Phone:  (412) 288-6956                                       Florham Park, NJ  07932
Fax:    (412) 288-6737                                       Phone:  (973) 437-1010
E-mail:  swagner@federatedinv.com                            Fax:    (973) 437-1037
                                                             E-mail:  rhamwee@gscpartners.com

Firstar - U.S. Bank Affiliate of Firstar                     Peak Contracting, Inc.
Attn:  Lawrence J. Bell                                      Attn:  Bryan Byrd - President
U.S. Bank Trust, NA                                          13003 Shaneybrook Circle
1420 Fifth Avenue, 7th Floor                                 Reistertown, MD  21136
Seattle, WA  98101                                           Phone:  (410) 628-1222
Phone:  (206) 344-4654                                       Fax:    (410) 628-1223
Fax:    (206) 344-4630                                       E-mail:  peakcontracting@aol.com
E-mail:  lawrence.bell@usbank.com


                                    EXHIBIT D
                                    ---------

                              Financial Projections

                                   PROJECTIONS


1. Responsibility for and Purpose of the Projections

     As a condition to confirmation of a plan of reorganization, the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, the Debtors' management has, through the development of the Projections, analyzed the ability of the Reorganized Company to meet its obligations under the Plan while maintaining sufficient liquidity and capital resources to conduct its business. The Projections were also prepared to assist each holder of an Allowed Claim in voting classes in determining whether to accept or reject the Plan. The Projections were prepared based on the expected results of the Reorganized Company, which includes the Debtors and their non-filing subsidiaries. See section IV of the Disclosure Statement, "Risk Factors," for further discussion on the risks associated with the Projections.

     The Projections should be read in conjunction with the assumptions, qualifications and footnotes to the tables containing the Projections in the Disclosure Statement, the historical consolidated financial information (including the notes and schedules thereto) and other information in the SEC filings of WINC (including the Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and the Quarterly Report on Form 10-Q for the period ended June 30, 2001) copies of which you can obtain over the Internet at www.sec.gov. The financial results of the Debtors' third quarter ended September 30, 2001 will be reported in a Form 10-Q that WINC currently expects to file on or before December 15, 2001. The Projections relating to fiscal year 2001 reflect the Debtors' actual financial results through September 30, 2001.

     The Projections were prepared in good faith based on assumptions believed to be reasonable and applied in a manner consistent with past practice. A significant number of assumptions about the operations of the business after the Commencement Date used in the Projections were based, in part, on economic, competitive, and general business conditions prevailing at the time the Projections were developed, including the assumption that the Debtors will continue to experience adverse economic conditions during the Reorganization Cases for their operations, particularly the significant negative impact on their bowling products business. While as of the date of the Disclosure Statement, such conditions have not materially changed, any future changes in these conditions may materially impact the ability of the Reorganized Company to achieve the Projections.

     The Projections were not prepared to comply with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants. The Debtors' independent accountant, Arthur Andersen LLP, has neither compiled nor examined the accompanying prospective financial information to determine its reasonableness and, accordingly, has not expressed an opinion or any other form of assurance with respect to the financial information.

     The Debtors do not, as a matter of course, publish projections of their anticipated financial position, results of operations or cash flows. Accordingly, neither the Debtors nor the Reorganized Company intend to, and each disclaims any obligation to: (a) furnish updated projections to holders of Allowed Claims or Equity Interests prior to the Effective Date or to holders of the Plan Securities or any other party after the Effective Date; (b) include such updated information in any documents that may be required to be filed with the SEC; or
(c) otherwise make such updated information publicly available.

     The Projections have been prepared exclusively by the Debtors' management, in consultation with their advisors. These Projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions, which, though considered reasonable by management, may not be realized, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Debtors and the Reorganized Company. The Debtors caution that no representations can be made as to the accuracy of these Projections or to the Reorganized Company's ability to achieve the projected results. Some assumptions inevitably will not materialize. Further, events and circumstances occurring after the date on which these projections were prepared may be different from those assumed or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a material and possibly adverse manner. You may not, therefore, rely on these Projections as a guarantee or other assurance of the future performance of the Reorganized Company. The numerical information in this Disclosure Statement, including the Projections and liquidation and valuation analyses, has been prepared by the Debtors and does not constitute a representation or endorsement of the accuracy of such information by the holders of the Senior Lender Claims, the Creditors' Committee or any of the Debtors' other creditor constituencies. See section IV of the Disclosure Statement, "Risk Factors," for further discussion of the risks associated with the Projections.

     Finally, the following Projections include assumptions as to what the enterprise value of the Reorganized Company, the fair value of its assets and its actual liabilities are likely to be as of the Effective Date, which the Debtors will estimate on the basis of analysis conducted prior to the Effective Date. This determination is necessarily based on the fair values of the Debtors' assets and liabilities as of the earlier date on which the analysis is conducted, which could be materially greater or lower than the values that ultimately materialize on the Effective Date.

2. Summary of Significant Assumptions

     The Debtors' management has developed the Projections (summarized below) to assist creditors in their evaluation of the Plan and to analyze its feasibility. The Projections are based on a number of significant assumptions which are described below. Actual operating results and values may and likely will vary from those projected. The Projections were prepared based on the expected results of the Reorganized Company, which includes the Debtors and their non-filing subsidiaries.

     a. Fiscal Years. The Reorganized Company's fiscal year will end on December 31 of each year.

     b. Plan Terms and Consummation. The Projections assume an Effective Date of December 31, 2001, with Allowed Claims and Equity Interests receiving the treatment provided in the Plan with respect to such Allowed Claims and Equity Interests. If consummation of the Plan does not occur by December 31, 2001, there is no assurance that, among other things, the operating results presented in the Projections will be achieved. Further, if the Effective Date does not occur by December 31, 2001, additional bankruptcy related expenses would be incurred until such time as a plan of reorganization is confirmed and consummated. These expenses could significantly impact the Reorganized Company's results of operations and cash flows.

     c. Relationship with Trade Vendors and Customers. As a basis for the Projections, management has estimated the operating results for the period of time leading up to the Effective Date. Specifically, it has been assumed that during the Reorganization Cases, trade vendors will continue to provide the Debtors with goods and services on customary terms and credit and there will be no meaningful change in the Debtors' customer base. If the Effective Date does not occur by December 31, 2001, it is possible that the Debtors may have additional difficulty in maintaining these relationships. Changes in the terms and credit offered by the Debtors' trade creditors or the Debtors' customer base could affect the Debtors' and the Reorganized Company's results of operations and cash flows.

     d. Bowling Products Recovery Plan. Management believes that the bowling products business has been negatively impacted by, among other things, the Reorganization Cases, weak demand for new center packages, and lingering effects of previous technical difficulties relating to bowling products' scoring and back-office systems originally introduced in 1998. The bowling products recovery plan reflected in the Projections assumes that the Effective Date occurs by December 31, 2001. Should the Effective Date not occur by December 31, 2001, while management believes it has made progress in resolving the scoring and back-office issues, delay in emergence from chapter 11 and/or continued weak demand for new center packages or a failure to regain customer confidence could have a continued negative impact on bowling products' operations and Reorganized AMF's ability to achieve the Projections.

     The Debtors currently expect to record a non-cash charge relating to their bowling products business of $8,000,000 to $12,000,000 for the quarter ended September 30, 2001. This charge will be reflected in in their financial results for the periods ended September 30, 2001 (which WINC currently expects to file in a Form 10-Q with the SEC on or before December 15, 2001). The Projections do not currently reflect this expected charge. The charge would be recorded to provide for additions to the Debtors' allowance for doubtful accounts, an adjustment in the carrying value of certain slow moving inventory and a current assessment of possible realization of certain other assets.

     To improve the long-term viability of their bowling products business, the Debtors have devised and begun to implement a business strategy with respect to their bowling products business consisting of the following measures:

     o creating cost efficiencies by reducing the number of products they offer and focusing on key product lines;

     o increasing customer loyalty by improving customer service and support and improving order fulfillment processes;

     o improving their cost structure by, among other things, consolidating warehouses and selected sales offices outside the United States; and

     o identifying opportunities and implementing measures to improve working capital.

     e. General Economic Conditions. The Projections were prepared assuming that economic conditions in the markets to be served by the Reorganized Company will not differ significantly over the projection period from current economic conditions. The Projections assume that cost and revenue inflation will remain relatively low and foreign exchange rates in the countries where the Reorganized Company operates remain relatively constant with current levels. The Debtors' management has not formed any judgment about whether the economic impact from the terrorist attacks on September 11, 2001, will materially impact the Reorganized Company's operations and its ability to achieve the Projections.

     f. Revenue. Total revenue is projected to increase by 1.7%, 3.2%, 4.2% and 4.2% in fiscal years 2002, 2003, 2004 and 2005 respectively. With slight declines in lineage (a bowling industry statistic representing the number of paid games per available lane per day) projected for bowling center operations, the achievement of projected revenue growth in domestic and international bowling operations is assumed to result from the combined impact of an increased average price per game and increased revenue per game from food and beverage and ancillary sales due to operational and customer-service related improvements. Consolidated bowling center revenue is thus expected to increase by 1.6%, 2.8%, 3.6% and 3.6% in fiscal years 2002, 2003, 2004 and 2005 respectively. The projected revenue growth in the bowling products business is the result of increased volume and inflationary price increases, resulting in revenue improvements of 3.0%, 5.0%, 7.0% and 7.0% in fiscal years 2002, 2003, 2004 and 2005 respectively.

     g. EBITDA. EBITDA is defined for purposes of the Projections as earnings before interest expense, income tax provision, depreciation and amortization, non-recurring and restructuring- related expenses and non-cash charges that the Debtors' management believe to be non-recurring. These charges include, but are not limited to, Chapter 11 related accruals and certain reserves and accruals related to the products business, which management has recorded or expects to record during fiscal year 2001. Total EBITDA margin is projected to increase from 17.1% in fiscal year 2001 to 20.4% in fiscal year 2005. Bowling center EBITDA margin is projected at 23.7% for fiscal year 2001, 24.0% for fiscal years 2002 and 2003 and 24.5% and 24.9% in fiscal years 2004 and 2005 respectively. Bowling products EBITDA margin is projected at 1.3%, 4.1%, 7.9%, 11.1% and 13.8% in fiscal years 2001, 2002, 2003, 2004 and 2005 respectively. Corporate expenses are projected to increase by 3.0% annually in fiscal years 2002 through 2005, generally in accordance with inflation.

     h. Interest Expense. During the chapter 11 process, the Projections reflect interest expense on the prepetition credit agreement at the default rate. This reflects the assumption that the Plan will be implemented in its current form, which provides for the Allowance of a claim for default rate interest under the Senior Lender Agreements during the pendency of the Reorganization Cases. However, during the Reorganization Cases, the Debtors are making interest payments are made based on the non-default rate, with the default rate premium accruing through the Effective Date. After the Effective Date, interest expense reflects interest on (i) the $300 million of term loans under the Exit Facility,
(ii) the $150 million

New AMF Notes, (iii) borrowings, if any, under the working capital facility of the Exit Facility (as discussed below) and (iv) other miscellaneous indebtedness. See "Exit Facility" and "New AMF Notes" below for additional discussion of the post reorganization capital structure.

     i. Income Taxes. Projected income tax expense reflects expected cash tax payments. Actual availability of NOL carryforwards will be substantially limited by the reorganization and possible future changes in equity ownership.

     j. Capital Expenditures. Capital expenditures consist of investments in bowling center maintenance and upgrades, improved manufacturing capabilities in the bowling products business and technological improvements. Management believes that the capital spent in the aforementioned efforts is necessary to achieve the level of operations contained in the Projections.

     k. "Fresh Start Accounting." The Projections have been prepared consistent with the basic principles of "fresh start" accounting for fiscal years after December 31, 2001. These principles are contained in the American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Under "fresh start" accounting principles, the Debtors will determine the reorganization value of the Reorganized Company as of the Effective Date. This value will be allocated, based on estimated fair market values, to specific tangible or identifiable intangible assets. Based on the Projections, the fair value of the identifiable assets in excess of the Reorganization Value is allocated to reduce the fair value of certain non-current assets in accordance with GAAP. The Debtors are in the process of evaluating further how the reorganization value will be allocated to Reorganized AMF's various assets. It is likely that the final allocation will differ from the amounts presented herein.

     l. Reorganization Value. For purposes of the Disclosure Statement and in order to prepare the Projections, Blackstone and management have estimated the Enterprise Value of Reorganized Company as of December 31, 2001 to be $665 million. See "Valuation" for a discussion of the assumptions behind this valuation.

     m. Working Capital. Components of working capital are projected primarily on the basis of historical patterns applied to projected levels of operation. It has been assumed that the Debtors will receive their customary credit terms from trade vendors during the pendency of the Reorganization Cases and in the post-Effective Date period.

     n. Exit Facility. The Debtors have not yet received a binding commitment with respect to an Exit Facility. For purposes of the Projections, it is assumed that the Third Party Facility will be the Exit Facility, and will consist of (i) a $100 million tranche A term loan, with a five-year maturity, (ii) a $200 million tranche B term loan, with a six-year maturity, and (iii) a $50 million working capital facility with a five year maturity. Based on an assumed Effective Date of December 31, 2001, the tranche A term loan is assumed to amortize quarterly based upon a mandatory annual amortization schedule of $10 million, $15 million, $20 million, $25 million and $30 million in fiscal years 2002, 2003, 2004, 2005 and 2006 respectively. The tranche B term loan is assumed to have mandatory quarterly amortization payments of $2.5 million for the first 23 quarterly installments, with the balance due upon maturity.

     o. New AMF Notes. The Plan also provides for the issuance of $150 million of new six and a half-year New AMF Notes. Interest is calculated at 13.0% of the face value of the notes and is payable in cash in arrears on a semi-annual basis. The New AMF Notes are expected to have no mandatory amortization schedule, but rather are required to be repaid in full at maturity.

3. Special Note Regarding Forward-Looking Statements

     Except for historical information, statements contained in the Disclosure Statement and incorporated by reference in it, including the Projections, may be considered "forward-looking statements" within the meaning of the federal securities laws. Such forward-looking statements relate to the plans and objectives of the Debtors or future operations. In light of the risks and uncertainties inherent in all future projections and the Debtors' financial position, the inclusion of forward-looking statements should not be regarded as a representation by the Debtors that the objectives or plans of the Reorganized Company will be achieved. Many factors could cause the Reorganized Company's actual results to differ materially from those in the forward-looking statements, including: (i) the ability of the Debtors to continue operating as going concerns and successfully emerge from chapter 11 pursuant to a feasible chapter 11 reorganization plan that provides for the Debtors to remain substantially intact, (ii) timing, execution and results of the Debtors' restructuring or refinancing process, (iii) the Reorganized Company's ability to avoid the acceleration of their long term indebtedness, the resulting cross default under such indebtedness and any resulting enforcement of remedies relating to such default, including foreclosure by their post-Effective Date lenders on collateral for their indebtedness, (iv) the Debtors' and the Reorganized Company's ability, and the ability of their management team, to carry out their business strategies, (v) the Reorganized Company's ability to maintain liquidity and to have sufficient funds to carry out its capital expenditure program, (vi) the Debtors' ability to sell to existing bowling markets and identify and participate in sales to new bowling markets in light of the current uncertainty surrounding the Debtors' financial position, (vii) the continuation of adverse financial results and substantial competition in the Debtors' bowling products business, (viii) the Debtors' ability to retain and attract experienced bowling center management and other key management personnel, (ix) the Debtors' ability to successfully implement initiatives designed to improve and retain customer traffic in its bowling centers, (x) the Debtors' ability to attract and retain league bowlers in their bowling centers and customers in their bowling products business, (xi) the risk of adverse political acts or developments in the Debtors' existing and proposed international markets, (xii) fluctuations in foreign currency exchange rates affecting the Debtors' translation of operating results, (xiii) continued or increased competition, (xiv) the continued popularity of bowling, (xv) the decline in general economic conditions, (xvi) adverse judgments in pending or future litigation, (xvii) the effects of the terrorist attacks on September 11, 2001; and (xviii) changes in interest and exchange rates.

     The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included elsewhere in this document. The Debtors and the Reorganized Company undertake no obligation to release publicly the results of any future revisions they may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

4. Financial Projections

     The financial projections prepared by management are summarized in the following tables. Specifically, the attached tables include:

     a. Pro-forma Reorganized Company balance sheet at December 31, 2001, including all estimated reorganization and fresh-start adjustments.

     b.   Projected balance sheets at December 31, 2002, 2003, 2004 and 2005.

     c. Projected statements of operations for the fiscal years ending December 31, 2001, 2002, 2003, 2004 and 2005.

     d. Projected statements of cash flows for the fiscal years ending December 31, 2002, 2003, 2004 and 2005.

     The captions in the attached projections do not necessarily correspond exactly to the Debtors' historical external reporting; some captions have been combined for presentation purposes.

                                                     REORGANIZED AMF
                                           PRO-FORMA REORGANIZED BALANCE SHEET
                                                    December 31, 2001
                                                       (Unaudited)
                                                     (In thousands)



                                       ESTIMATED                                                          RESTATED
                                      DECEMBER 31,        REORGANIZATION          "FRESH START"         DECEMBER 31,
                                          2001              ADJUSTMENTS            ADJUSTMENTS              2001
                                     -------------        --------------          -------------         ------------
ASSETS
Current assets
   Cash and cash equivalents          $     12,042          $          -          $          -         $     12,042
   Accounts and notes receivable            42,840                     -                     -               42,840
   Inventories                              47,200                     -                     -               47,200
   Other current assets                     19,029                     -                     -               19,029
                                     -------------        --------------          -------------         ------------
     Total current assets                  121,111                     -                     -              121,111

Property and equipment, net                683,753                     -               (85,100) (g)         598,653
Goodwill and other assets                  768,979                12,625   (b)        (752,242) (g)          29,362
                                     -------------        --------------          -------------         ------------
     Total assets                     $  1,573,843          $     12,625          $   (837,342)        $    749,126
                                     =============        ==============          =============         ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                   $     26,682          $          -          $          -         $     26,682
   Accrued expenses                         56,240                     -                     -               56,240
   Accrued restructuring expenses            2,275                (2,275)  (c)               -                    -
                                     -------------        --------------          -------------         ------------
     Total current liabilities              85,196                (2,275)                    -               82,921

Noncurrent Liabilities
   Working capital facility                      -                     -                     -                    -
   New term loan                                 -               300,000   (d)               -              300,000
   New senior notes                              -               150,000   (e)               -              150,000
   Other notes                               3,103                     -                     -                3,103
   Other                                     1,204                     -                     -                1,204
                                     -------------        --------------          -------------         ------------
     Total liabilities                      89,503               447,725                     -              537,228

Liabilities subject to resolution        1,216,690   (a)      (1,216,690)  (f)               -                    -

Total stockholders' equity (deficit)       267,650               781,590              (837,342) (g)         211,897
                                     -------------        --------------          -------------         ------------
Total liabilities and
   stockholders' equity (deficit)     $  1,573,843          $     12,625          $   (837,342)        $    749,126
                                     =============        ==============          =============         ============



Numbers may not total due to rounding.

NOTES TO PRO-FORMA REORGANIZED CONSOLIDATED BALANCE SHEET
---------------------------------------------------------

(a) Includes the accrued and unpaid postpetition default interest as calculated under the Senior Lender Agreements.

(b) Represents expected fees and expenses associated with the Exit Facility and the issuance of the New AMF Notes.

(c) Reflects the payment of projected holdbacks, after giving effect to any advances and deposits of professional fees and expenses associated with the Debtors' reorganization.

(d) Total amount expected to be borrowed under the term loans under the Exit Facility.

(e)  Issuance of New AMF Notes as part of the Senior Lender Distribution.

(f) The Plan provides for a deleveraging of the Debtors through an exchange of all the Debtors' senior and subordinated prepetition debt, including trade debt, for approximately $300 million of cash from the Exit Facility less cash required for restructuring-related expenses, including the payment of administrative claims, $150 million of New AMF Notes, 10,000,000 shares of New AMD Common Stock and approximately 1,363,636 New AMF Warrants. This amount represents primarily the forgiveness of such obligations.

(g) The Reorganized Company proposes to account for the reorganization and the related transactions consistent with the principles of "fresh start" accounting as required by Statement of Position 90-7 ("SOP 90-7") issued by the American Institute of Certified Public Accountants (the "AICPA"). For purposes of the Projections, the Debtors assumed a Enterprise Value of $665 million, approximately $212 million of which value is attributable to shareholders' equity. In accordance with SOP 90-7, the reorganization value has been allocated to specific tangible and identifiable intangible assets and liabilities. Based on the Projections, the fair value of the identifiable assets in excess of the Enterprise Value is allocated to reduce the fair value of certain non-current assets in accordance with GAAP.

                                                   REORGANIZED AMF
                                              PROJECTED BALANCE SHEETS
                                 FISCAL YEARS ENDING DECEMBER 31, 2002 THROUGH 2005
                                                     (Unaudited)
                                                   (In thousands)
                                                                         AS OF DECEMBER 31,
                                                 ------------------------------------------------------------------
                                                    2002              2003               2004              2005
                                                 -----------       -----------        -----------       -----------
ASSETS
Current assets
   Cash and cash equivalents                     $    41,583       $    73,545        $   115,040       $   166,095
   Accounts and notes receivable                      41,059            40,802             40,891            40,805
   Inventories                                        47,262            46,980             46,083            44,787
   Other current assets                               18,774            18,808             18,075            16,997
                                                 -----------       -----------        -----------       -----------
     Total current assets                            148,678           180,135            220,090           268,684

Property and equipment, net                          550,611           506,780            467,349           434,856
Other assets                                          25,158            20,955             16,751            12,548
                                                 -----------       -----------        -----------       -----------
     Total assets                                $   724,448       $   707,870        $   704,191       $   716,088
                                                 ===========       ===========        ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                              $    27,160       $    27,530        $    28,246       $    28,863
   Accrued expenses                                   55,240            55,040             55,340            55,440
                                                 -----------       -----------        -----------       -----------
     Total current liabilities                        82,399            82,569             83,585            84,302

Noncurrent Liabilities
   Long-term debt                                    441,092           424,070            402,040           375,003
   Other                                               1,204             1,204              1,204             1,204
                                                 -----------       -----------        -----------       -----------
     Total long term liabilities                     442,296           425,274            403,244           376,207

Total stockholders' equity                           199,751           200,025            217,360           255,578
                                                 -----------       -----------        -----------       -----------
Total liabilities and stockholders' equity       $   724,448       $   707,870        $   704,191       $   716,088
                                                 ===========       ===========        ===========       ===========


Numbers may not total due to rounding.

                                                    REORGANIZED AMF
                                          PROJECTED STATEMENTS OF OPERATIONS
                                  FISCAL YEARS ENDING DECEMBER 31, 2001 THROUGH 2005
                                                      (Unaudited)
                                                    (In thousands)
                                                                         As of December 31,
                                              -----------------------------------------------------------------------
                                                 2001(b)         2002          2003             2004          2005
                                              ------------  -------------  -------------  -------------  ------------
Operating revenue                               $701,429      $ 713,437      $ 736,262      $ 767,151      $799,607

Operating expenses
   Cost of goods sold                            157,301        161,898        164,788        169,974       175,704
   Bowling center operating expenses             380,117        381,804        392,913        404,347       416,116
   Selling, general and administrative
     expenses                                     43,963         42,939         42,495         43,568        44,858
   Depreciation and amortization                 133,318         95,302         92,484         89,841        84,730
                                              ----------    -----------    -----------    ------------   -----------
       Total operating expenses                  714,699        681,943        692,681        707,731       721,408

     Operating income (loss)                     (13,270)        31,493         43,581         59,420        78,199

Nonoperating expenses
   Interest expense                              118,632         41,086         40,599         39,497        38,071
   Interest income                                (1,591)        (1,403)        (1,663)        (2,942)       (4,602)
                                              -----------   ------------   ------------   ------------   -----------
       Total nonoperating expenses               117,041         39,682         38,936         36,555        33,470

       Earnings (loss) before taxes             (130,311)        (8,189)         4,645         22,865        44,730

       Provisions for income taxes                (1,589)        (3,957)        (4,371)        (5,530)       (6,512)
                                              -----------   ------------   ------------   ------------   -----------

       Net income (loss) before
         non-recurring items                    (131,900)       (12,146)           274         17,335        38,218

Non recurring and restructuring related
   expenses                                      (41,608)             -              -              -             -
                                              -----------   -----------    -----------    ------------   -----------
   Net income (loss)                           $(173,507)    $  (12,146)     $     274      $  17,335      $ 38,218
                                              ===========   ============   ============   ============   ==========

Supplemental Data
  Operating revenue
   Bowling centers                              $576,540      $ 582,102      $ 598,100      $ 618,781      $640,297
   Bowling products                              140,168        144,373        151,592        162,203       173,557
   Intercompany Eliminations                     (15,279)       (13,039)        13,430)       (13,833)      (14,248)
                                              -----------   ------------   ------------   ------------   -----------
       Total                                    $701,429      $ 713,437      $ 736,262      $ 767,151      $799,607
                                              ===========   ===========    ===========    ============   ===========

EBITDA (a)
   Bowling centers                              $136,255      $ 139,416      $ 143,240      $ 150,981      $159,191
   Bowling products                                1,792          5,918         11,921         17,948        23,996
   Corporate                                     (17,999)       (18,539)       (19,095)       (19,668)      (20,258)
                                              -----------   ------------   ------------   ------------   -----------
       Total                                    $120,048      $ 126,796      $ 136,066      $ 149,262      $162,929
                                              ===========   ============   ============   ============   ===========

Note: Projections are in accordance with the Company's internal financial reporting and may differ slightly from its public financial statements.

(a)  EBITDA for the nine months ended September 30, 2001 exceeded the Company's expectations by approximately $4.0 million due primarily to lower than expected operating expenses (before giving effect to non-cash charges which the
     Debtors' management believe to be non-recurring. Such charges include, but are not limited to, Chapter 11 related accruals (approximately 45.3 million) and certain reserves and accruals (approximately $12.8 million) related to the Products business. which management has recorded or expects to record during fiscal year 2001).

(b)  Fiscal year 2001 projections reflect actual results through September 30, 2001.


Numbers may not total due to rounding.

                                                 REORGANIZED AMF
                                        PROJECTED STATEMENTS OF OPERATIONS
                                FISCAL YEARS ENDING DECEMBER 31, 2002 THROUGH 2005
                                                   (Unaudited)
                                                  (In thousands)
                                                                           AS OF DECEMBER 31,
                                                     -----------------------------------------------------------
                                                         2002            2003             2004             2005
                                                     ----------       ----------       ----------       --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)                                    $ (12,146)       $     274        $  17,335        $ 38,218

Depreciation and amortization                           97,106           94,288           91,645          86,534
(including amortization of deferred financing
fees)
Accretion of bond discount                                 172              180              194             210

Cash Increases (Decreases):
     Accounts and notes receivable                       1,781              257              (90)             86
     Inventories                                           (62)             282              897           1,296
     Other current assets                                  255              (34)             733           1,078
     Accounts payable                                      478              370              716             617
     Accrued expenses                                   (1,000)            (200)             300             100
                                                    -----------      -----------     -----------      -----------
   NET CASH PROVIDED BY OPERATING ACTIVITIES            86,584           95,416          111,730         128,138

CASH FLOWS FROM INVESTING ACTIVITIES

     Acquisitions of operating units                         -                -                -               -
     Capital expenditures                              (44,860)         (46,253)         (48,011)        (49,837)
                                                    -----------      -----------     ------------     -----------

   NET CASH USED IN INVESTING ACTIVITIES               (44,860)         (46,253)         (48,011)        (49,837)


CASH FLOWS FROM FINANCING ACTIVITIES
     Borrowings (payments) on revolver                       -                -                -               -
     Borrowings (payments) on new term loans           (12,000)         (17,000)         (22,000)        (27,000)
     Borrowings (Payments) on other notes                 (183)            (202)            (224)           (247)
                                                    -----------      -----------     ------------     -----------

   NET CASH PROVIDED BY (USED IN) FINANCING            (12,183)         (17,202)         (22,224)        (27,247)
   ACTIVITIES

NET INCREASE (DECREASE) IN CASH                         29,541           31,961           41,496          51,054
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD        12,042           41,583           73,545         115,040
                                                    ----------       ----------      -----------      -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD           $  41,583        $  73,545        $ 115,040        $166,095
                                                    ==========       ==========      ===========      ===========


Numbers may not total due to rounding.

                                    EXHIBIT E
                                    ---------

                              Liquidation Analysis

                              LIQUIDATION ANALYSIS

     The Bankruptcy Code requires that each holder of an Allowed Claim or Interest either (a) accepts the Plan or (b) receives or retains under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. The first step in meeting this test is to determine the dollar amount that would be generated from the liquidation of the Debtors' assets and properties in a chapter 7 liquidation case. The gross amount of cash available in such a liquidation would be the sum of the proceeds from the disposition of the Debtors' assets and the cash held by the Debtors at the time of the commencement of the chapter 7 case. This gross amount would be reduced by the amount of any Allowed Claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of the Debtors' business and the use of chapter 7 for the purposes of liquidation. Any remaining net cash would be allocated to creditors and shareholders in strict accordance with the order of priority of claims required by section 726 of the Bankruptcy Code.

     A general summary of the assumptions used by management in preparing the liquidation analysis follows. Specific assumptions are discussed below.

Estimate of Proceeds Available for Distribution
-----------------------------------------------

     Estimates were made of the cash proceeds that might be realized from the liquidation of the Debtors' assets. The analysis assumes that the chapter 7 liquidation period would commence on January 1, 2002 and be completed six months following the appointment of a chapter 7 trustee. While some of the Debtors' assets might be able to be liquidated in less than six months, other assets could be more difficult to collect or sell, requiring a liquidation period substantially longer than six months; this time would allow for the collection of receivables, sale of assets and the winding down of daily operations. For certain assets, such as certain real property, estimates of the liquidation proceeds were made for certain categories. For other assets, such as fixtures and equipment, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that the Debtors might achieve through their disposition.

Estimate of Costs
-----------------

     The Debtors' costs of liquidation under chapter 7 would include the fees payable to a chapter 7 trustee, as well as those that might be payable to attorneys and other professionals a trustee could engage. Further, costs of liquidation could include any obligations and unpaid expenses incurred by the Debtors during the Reorganization Cases and allowed in a chapter 7 case, such as trade obligations, compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committee of secured or unsecured creditors appointed by a United States Trustee pursuant to section 1102 of the Bankruptcy Code and any other committee so appointed. Moreover, additional claims would arise by reason of the breach or rejection of obligations incurred and executory contracts or leases entered into by the Debtors both prior to, and during the pendency of, the Reorganization Cases.

Distribution of Net Proceeds under Absolute Priority Rule
---------------------------------------------------------

     The foregoing types of claims, costs, expenses, fees and such other claims that could arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay secured and unsecured claims and interests. Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full, and no equity holder would receive any distribution until all creditors are paid in full.

     The Debtors believe that in a chapter 7 case, claims in classes 3, 4, 5 and 6 would receive no distributions.

     In developing its conclusion, management, in consultation with its advisors, considered the effects that a chapter 7 liquidation would have on the ultimate proceeds that would otherwise be available for distribution to creditors in a chapter 11 case, including: (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable in such context including the additional administrative expenses involved in the appointment of a trustee, attorneys, accountants, and other chapter 7 professionals; (ii) the erosion in value of assets in a chapter 7 case in connection with the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail; (iii) substantial increases in postpetition claims that would be satisfied on a priority basis; (iv) the substantial time which would elapse before creditors would receive any distribution in respect of their Claims due to a trustee's need to become familiar with the Reorganization Cases and the Debtors' books and records, and his duty to conduct his own investigations; (v) the substantial cost and delay which can be avoided by a largely consensual plan; (vi) the inability to realize the value of non-U.S. subsidiaries and affiliates that are not Debtors in a liquidation under chapter 7; (vii) the disruption related to a change in management and other personnel, including the time and resources needed to train replacement managers and employees; (viii) turmoil in the enormous and complex record keeping and information systems involved in the Debtors' business; and (ix) the potential for diminished recoveries on any causes of action of the Debtors, given the potential difficulties in managing related legal actions and marshalling and presenting required evidence without the presence of any members of the Debtors' prior management.

     The Debtors have determined, as summarized on the following chart, that confirmation and implementation of the Plan will provide each creditor and interest holder with a recovery that is not less than it would receive pursuant to a liquidation of the Debtors under chapter 7 of the Bankruptcy Code.



                                                                                    Summary of Recoveries
                                                                             ---------------------------------
    Description                                       Class No.              Under the Plan          Chapter 7
    ----------------------------------                ---------              --------------          ---------

    DIP Bank Claims                                   -                           100%                 100%
    Administrative Claims - Chapter 7                 -                      Not applicable            100%
    Administrative Claims - Chapter 11                -                           100%                  66%
    Priority Tax Claims                               -                           100%                  0%
    Fee Claims                                        -                           100%                 100%(1)
    Other Secured Claims                              Class 1                     100%                 100%
    Senior Lender Claims                              Class 2                     99.5%                 50%
    Priority Non-Tax Claims                           Class 3                     100%                  0%
    Unsecured Claims                                  Class 4                     1.6%                  0%
    Tort Claims                                       Class 5                     1.6%                  0%
    Senior Subordinated Notes Claims                  Class 6                     1.6%                  0%
    Interdebtor Claims                                Class 7                      0%                   0%
    AMF Affiliate Claims                              Class 8              Variable, depending          0%
                                                                           on Claims reinstated.
    Equity Interests                                  Class 9                      0%                   0%
    Existing Securities Law Claims                    Class 10                     0%                   0%
    510(c) Claims                                     Class 11                     0%                   0%

(1)  Based on carve-out for professional fees in DIP Facility.


     Moreover, the Debtors believe that the value of any distributions from the liquidation proceeds to each Class of Allowed Claims in a chapter 7 case would be the same or less than the value of distributions under the Plan because such distributions in a chapter 7 case may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve the claims and prepare for distributions. If litigation were necessary to resolve claims asserted in the chapter 7 case, the delay could be further prolonged and administrative expenses further increased. The effects of this delay on the value of distributions under the hypothetical liquidation have not been considered.

     The Debtors' liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation of the assets of the Debtors. Underlying the liquidation analysis are a number of estimates and assumptions that are inherently subject to significant economic, competitive and operational uncertainties and contingencies beyond the control of the Debtors or a chapter 7 trustee. Additionally, various liquidation decisions on which certain assumptions are based are subject to change. There can be no assurance that the assumptions and estimates employed in determining the liquidation values of the Debtors' assets would materialize in an actual liquidation and changes in the information subject to these assumptions and estimates in an actual liquidation would change the resulting amount of proceeds realized. The actual amounts of Allowed Claims against the Estates could vary significantly from the Debtors' estimates, depending on the claims asserted during the pendency of the chapter 7 case. This liquidation analysis does not include liabilities that may arise as a result of potential litigation (as discussed in the Disclosure Statement), certain new tax assessments or other potential claims. This analysis also does not include potential recoveries from avoidance actions. No value was assigned to additional proceeds that might result from the sale of certain items with intangible value. Therefore, the actual liquidation value of the Debtors could vary materially from the estimates provided in this analysis.

     The liquidation analysis set forth below was based on the estimated values of the Debtors' assets immediately prior to the Effective Date. To the extent operations through such date are different than estimated, the asset values may change. These values have not been subject to any review, compilation or audit by any independent accounting firm.

     The numerical information in this Disclosure Statement, including the Projections and liquidation and valuation analyses, has been prepared by the Debtors and does not constitute a representation or endorsement of the accuracy of such information by the holders of the Senior Lender Claims, the Creditors' Committee or any of the Debtors' other creditor constituencies.

                                             AMF BOWLING WORLDWIDE INC.
                                                LIQUIDATION ANALYSIS
                                                   (In thousands)
                                                                     DECEMBER 31,                        ESTIMATED
                                                                        2001           ESTIMATED        LIQUIDATION
PROCEEDS FROM LIQUIDATION                                              BALANCE          RECOVERY          PROCEEDS
                                                                   ---------------     ----------       -----------
Cash and investments                                                 $   12,042          100%           $   12,042
Net accounts receivable                                                  42,840           47%               20,341
Inventories                                                              47,200           39%               18,635
Prepaid expenses and other current assets                                19,029            0%                    -
Property and equipment, net                                             683,753           56%              382,820
Goodwill and other assets, net                                          725,242            0%                    -
Other assets                                                             43,737            0%                    -
                                                                   ---------------                      -----------
     PROCEEDS AVAILABLE FOR DISTRIBUTION                             $1,573,843                         $  433,837
                                                                   ===============                      ===========

                                                                                                         ESTIMATED
ALLOCATIONS OF PROCEEDS                                            ESTIMATED CLAIM     % RECOVERY        RECOVERY
                                                                   ---------------     ----------       -----------

ADMINISTRATIVE CLAIMS
Trustee and professional fees                                            25,015          100%               25,015
Wind-down costs                                                          34,147          100%               34,147
                                                                   ---------------                      -----------
     TOTAL ADMINISTRATIVE CLAIMS                                         59,162                             59,162
                                                                   ===============                      ===========

Local International Creditors                                            14,579          100%               14,579
Proceeds available for payment of remaining claims                                                      $  360,097

SECURED CLAIMS
DIP facility borrowings (including letters of credit)                     4,189          100%                4,189
Other secured debt                                                        4,500          100%                4,500
Prepetition credit agreement (1)                                        616,209           50%              306,912
Prepetition letters of credit                                             2,138           50%                1,065
                                                                   ---------------                      -----------
     TOTAL SECURED CLAIMS                                               627,036                            316,665
                                                                   ===============                      ===========

Proceeds available for payment of other priority claims                                                 $   43,431

OTHER CHAPTER 11 PRIORITY CLAIMS
Accounts payable and accrued liabilities                                 66,204           66%               43,431
                                                                   ---------------                      -----------
     TOTAL OTHER ADMINISTRATIVE CLAIMS                                   66,204                             43,431
                                                                   ===============                      ===========

Proceeds available for payment of general unsecured claims                                              $        -

PREPETITION UNSECURED CLAIMS
Senior subordinated notes (incl. accrued interest)                      573,763            0%                    -
General Unsecured Creditors                                              30,800            0%                    -
                                                                   ---------------                      -----------
     TOTAL GENERAL UNSECURED CLAIMS                                     604,563                                  -
                                                                   ===============                      ===========

Proceeds available for distribution to equity


(1) Excludes accrued default interest.


Numbers may not total due to rounding.

Footnotes to Liquidation Analysis
---------------------------------

Cash and Investments
--------------------

Cash consists of all cash in banks or operating accounts, cash held at bowling centers and liquid investments with maturities of three months or less and is assumed to be fully recoverable. Cash and investments exclude amounts held by the Debtors in escrow for the benefit of the Debtors' league bowling customers.

Accounts Receivable
-------------------

Accounts receivable consist of trade receivables primarily from purchasers of bowling center equipment and other such related items from the Debtors' bowling products business. The recovery of accounts receivable is based on management's estimate of collection (given such factors as the aging and historical collection patterns of the receivables and the effect of the liquidation on collectibility). A liquidation would reduce the ability to collect such accounts receivable from the levels historically achieved.

Inventories
-----------

Inventories are comprised primarily of merchandise and spare parts held at the Debtors' bowling centers, and raw materials and finished goods held at the Debtors' manufacturing facilities and warehouses. The overall inventory recovery is net of costs incurred to liquidate the inventories.

Prepaid expenses and other current assets
-----------------------------------------

Prepaid expenses and other current assets consist primarily of miscellaneous prepaid expenses such as rent, insurance, taxes, and deposits. Prepaids are assumed to have no estimated liquidation value.

Property and Equipment
----------------------

Property and Equipment includes owned land and buildings, fixtures and equipment, leasehold improvements and property held under lease.

o Land and Buildings: The value of Land and Buildings was based upon management's assessment of the value of categories of property after giving consideration to the effects of the chapter 7 environment.

o Fixtures and Equipment: Fixtures and Equipment include warehouse equipment, office fixtures, computer equipment, telecommunications equipment, bowling center fixtures and equipment and manufacturing equipment. The value of fixtures and equipment was based upon management's review of these assets and results achieved in prior liquidations of fixtures and equipment from closed bowling centers.

o Leasehold Improvements: No separate value has been ascribed to the liquidation of leasehold improvements as the value of these improvements will either revert to the purchaser or lessor upon the sale or rejection of the leases.

o Property Held under Lease: Management believes there is no significant value that could be achieved through the assumption and assignment of the Debtors' leasehold interests.

Based on the foregoing assumptions and beliefs, management categorized the Debtors' bowling centers as follows:

o management assumed the 100 best performing bowling centers could be sold at a multiple of 3.5 times each center's fiscal year 2000 EBITDA; and

o based on management's past experience in liquidating underperforming bowling centers, the remaining 180 owned centers were assumed to have a net liquidation value of $150,000 per center; and the remaining 120 leased centers were assumed to have no net recovery value.

The amounts included in the Property and Equipment liquidation value consist substantially in their entirety of these assumed recovery values for liquidated centers.

Goodwill and Other Assets
-------------------------

Goodwill and Other Assets consist principally of intellectual property and goodwill, which are being amortized using the straight-line method over their estimated useful lives, leasehold interests and other miscellaneous assets. No value has been ascribed to these assets.

Trustee and Professional Fees
-----------------------------

Trustee fees are estimated at 3 percent of gross liquidation proceeds. Professional fees represent the costs of a chapter 7 case related to attorneys, accountants, appraisers and other professionals retained by the trustee. Based on management's review of the nature of these costs and the outcomes of similar liquidations, trustee and professional fees were estimated at $2,000,000 per month during the liquidation period. All professional fees incurred during the chapter 11 case are assumed to have been previously paid.

Wind Down Costs
---------------

Wind down costs consist of overhead and severance to be incurred during the chapter 7 liquidation and retention payments to be made to retain employees during the chapter 7 period. Management assumes that the liquidation would occur over a six month period and that such expenses, costs and overhead would decrease over time.

DIP Facility Borrowings
-----------------------

The credit facility evidenced by the DIP Facility is secured by a first priority lien on substantially all of the assets of the Debtors.

Other Secured Debt
------------------

Represents primarily amounts owed by the Debtors pursuant to a mortgage and equipment note and capitalized lease. For purposes of this analysis, the property which collateralizes these obligations is assumed to have a liquidation value equal to or greater than the mortgage and lease amount.

Prepetition Credit Agreement
----------------------------

The Prepetition Credit Agreement, secured by substantially all of the assets of the Debtors, consists of the prepetition revolving credit facility, term loans, and accrued and unpaid default interest.

Prepetition Letters of Credit
-----------------------------

The stand-by letters of credit issued under the Prepetition Credit Agreement for the account of the Debtors primarily support the Debtors self-insurance plan for workers' compensation claims, various surety bonds, senior executive compensation obligations and the purchase of food and beverage inventory and other related materials necessary in the operation of the Debtors' businesses. For the purposes of this analysis, management has assumed that all letters of credit are fully drawn by the holders of the letters of credit and, accordingly, the corresponding liabilities supported by these letters of credit have been excluded from accrued liabilities and general unsecured claims in the liquidation analysis.

Accounts Payable and Accrued Liabilities
----------------------------------------

Accounts payable represents credit provided by the Debtors' vendors during the Reorganization Cases.

Such claims include primarily amounts owed to raw material and finished goods suppliers. Such claims have been reduced by amounts supported by letters of credit, which are assumed to have been drawn as discussed above.

Accrued liabilities, which have been reduced by the employee claims assumed to have priority administrative status, consist primarily of accrued and unpaid medical, insurance and corporate expenses. Accrued liabilities have been further reduced by amounts supported by letters of credit, which are assumed to have been drawn as discussed above.

                                    EXHIBIT F
                                    ---------

                               Reorganized Debtors

AMF Bowling Worldwide, Inc.
AMF Bowling Products, Inc.
AMF Bowling Centers Holdings Inc.
AMF Bowling Centers, Inc.
AMF Beverage Company of Oregon, Inc.
AMF Beverage Company of W. Va., Inc.
King Louie Lenexa, Inc.
300, Inc.
American Recreation Centers, Inc.
Michael Jordan Golf Company, Inc.
AMF Bowling Centers (Aust.) International Inc.
AMF Bowling Centers (Hong Kong) International Inc.
AMF Bowling Centers International Inc.